BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED

JUNE 30, 2026

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed interim financial statements for the six-month period ended June 30, 2026, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Report on the review of consolidated condensed interim financial statements

Report on the review of separate condensed interim financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	Notes and Exhibits	06.30.26	12.31.25

ASSETS

Cash and deposits in banks	3	4,049,937,334	5,552,885,467

Cash		1,043,223,632	1,552,162,400
Financial institutions and correspondents		3,006,115,229	3,990,751,406
B.C.R.A.		1,564,197,075	2,545,795,948
Other in the country and abroad		1,441,918,154	1,444,955,458
Other		598,473	9,971,661

Debt securities at fair value through profit or loss	4 and A	253,981,089	368,610,219

Derivative instruments	5	7,966,684	45,412,335

Repo transactions and surety bonds	6	25,988,623	-

Other financial assets	7	290,202,107	177,426,860

Loans and other financing	8	16,397,312,390	16,882,099,950

Non-financial Government sector		5,822,778	3,683,775
Other financial institutions		166,716,349	270,611,438
Non-financial Private Sector and Residents Abroad		16,224,773,263	16,607,804,737

Other debt securities	9 and A	4,797,427,971	3,556,316,184

Financial assets pledged as collateral	10	708,684,685	1,404,229,739

Current income tax assets	11.1	1,372,363	450

Investments in equity instruments	12 and A	27,305,454	24,291,439

Investments in associates	13	49,035,759	45,063,511

Property and equipment	14	1,025,358,997	1,047,700,087

Intangible assets	15	159,230,249	139,438,437

Deferred income tax assets	11.3	28,053,399	76,860,211

Other non-financial assets	16	315,883,127	365,035,546

Non-current assets held for sale	17	1,752,361	3,781,374

TOTAL ASSETS		28,139,492,592	29,689,151,809

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	Notes and Exhibits	06.30.26	12.31.25

LIABILITIES

Deposits	18 and H	19,207,959,699	20,103,374,772

Non-financial Government sector		657,475,176	548,368,124
Financial Sector		8,617,554	9,105,547
Non-financial Private Sector and Residents Abroad		18,541,866,969	19,545,901,101

Liabilities at fair value through profit or loss	19	73,660,500	-

Derivative instruments	5	6,667,180	7,589,941

Repo transactions and surety bonds	6	-	547,104,186

Other financial liabilities	20	2,137,777,390	2,074,803,869

Financing received from the BCRA and other financial institutions	21	573,846,870	965,920,522

Corporate bonds issued	22	857,458,700	718,975,753

Current income tax liabilities	11.2	76,629,848	146,221,118

Provisions	23 and J	52,857,058	58,779,446

Deferred income tax liabilities	11.3	8,375,361	7,681,315

Other non-financial liabilities	24	818,540,438	917,883,717

TOTAL LIABILITIES		23,813,773,044	25,548,334,639

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		1,391,363,272	1,391,363,272
Reserves		2,574,184,043	2,352,393,253
Other accumulated comprehensive income/(loss)		3,735,788	(32,188,857)
Income for the period/year		210,347,887	292,103,914
Equity attributable to owners of the Bank		4,186,988,674	4,011,029,266
Equity attributable to non-controlling interests		138,730,874	129,787,904

TOTAL EQUITY		4,325,719,548	4,140,817,170

TOTAL LIABILITIES AND EQUITY		28,139,492,592	29,689,151,809

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	Notes and Exhibits	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Interest income	28	1,447,299,769	3,079,416,501	1,403,009,028	2,702,787,732
Interest expense	29	(535,095,479)	(1,227,811,423)	(612,662,126)	(1,146,047,454)

Net interest income		912,204,290	1,851,605,078	790,346,902	1,556,740,278

Commission income	30	270,676,868	535,252,172	235,737,043	491,460,993
Commission expense	31	(91,705,744)	(175,011,739)	(110,132,683)	(224,574,715)

Net commission income		178,971,124	360,240,433	125,604,360	266,886,278

Net income from measurement of financial instruments at fair value through profit or loss	32	35,934,237	58,578,795	62,834,656	108,423,778
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	33	18,156,217	15,210,110	(392,496)	113,070,459
Foreign exchange and gold gains	34	48,564,711	105,499,190	72,403,964	83,919,599
Other operating income	35	64,358,231	134,386,039	50,201,413	105,145,466
Impairment of financial assets	36	(303,811,628)	(565,222,296)	(193,007,735)	(328,681,425)

Net operating income		954,377,182	1,960,297,349	907,991,064	1,905,504,433

Personnel benefits	37	(190,806,958)	(389,925,189)	(189,349,609)	(360,922,950)
Administrative expenses	38	(163,946,728)	(341,515,223)	(197,189,831)	(404,381,908)
Asset depreciation and impairment	39	(36,794,020)	(71,119,943)	(31,499,632)	(60,959,366)
Other operating expenses	40	(204,649,504)	(421,333,347)	(227,079,501)	(418,894,483)

Operating income		358,179,972	736,403,647	262,872,491	660,345,726

Income/(loss) from associates and joint ventures		318,725	(3,689,451)	5,388,338	6,435,249
Loss on net monetary position	2.1.5.	(176,646,934)	(409,959,622)	(148,257,130)	(360,117,721)

Income before income tax		181,851,763	322,754,574	120,003,699	306,663,254

Income tax	11.4	(50,289,460)	(100,203,323)	(40,387,825)	(111,509,589)

Net income for the period		131,562,303	222,551,251	79,615,874	195,153,665

Net income for the period attributable to:
Owners of the Bank		126,621,467	210,347,887	73,926,200	184,967,468
Non-controlling interests		4,940,836	12,203,364	5,689,674	10,186,197

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2026 AND 2025

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

Accounts	06.30.26	06.30.25

Numerator:

Net income attributable to owners of the Bank	210,347,887	184,967,468
Net income attributable to owners of the Bank adjusted to reflect the effect of dilution	210,347,887	184,967,468

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	343.3074	301.8842
Diluted earnings per share (stated in pesos) (1)	343.3074	301.8842

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	Note	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Net income for the period		131,562,303	222,551,251	79,615,874	195,153,665
Other comprehensive income components to be reclassified to income/(loss) for the period:

Income or loss from hedge instruments – Hedge of cash flows
Income for the period from hedge instrument		31,285	155,700	-	-
Income tax	11.4	(10,546)	(54,069)	-	-
		20,739	101,631	-	-

Income or loss from financial instruments at fair value through OCI

Income/(loss) for the period from financial instruments at fair value through OCI		(29,586,384)	66,666,998	(19,695,140)	(149,049,205)
Reclassification adjustment for the period		(18,134,644)	(15,128,555)	392,496	(113,070,459)
Income tax	11.4	16,702,360	(18,038,455)	6,755,926	91,741,883

		(31,018,668)	33,499,988	(12,546,718)	(170,377,781)
Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income/(loss) for the period from equity instruments at fair value through OCI		3,004,806	2,373,841	1,493,286	3,811,467

		3,004,806	2,373,841	1,493,286	3,811,467

Total Other Comprehensive Income/(loss) for the period		(27,993,123)	35,975,460	(11,053,432)	(166,566,314)

Total Comprehensive Income/(loss)		103,569,180	258,526,711	68,562,442	28,587,351

Total Comprehensive Income:
Attributable to owners of the Bank		98,622,359	246,272,532	62,872,783	18,401,169
Attributable to non-controlling interests		4,946,821	12,254,179	5,689,659	10,186,182

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	2026
	Share capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI	Income/(loss) on hedge instruments				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments					Retained earnings
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	1,391,363,272	(32,188,857)	-	1,111,671,043	1,240,722,210	292,103,914	4,011,029,266	129,787,904	4,140,817,170
Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	210,347,887	210,347,887	12,203,364	222,551,251
- Other comprehensive income for the period	-	-	-	35,873,829	50,816	-	-	-	35,924,645	50,815	35,975,460
- Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April 28, 2026 (Note 45 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	58,420,783	-	(58,420,783)	-	-	-
- Other	-	-	-	-	-	-	233,683,131	(233,683,131)	-	-	-
- Distribution of dividends by subsidiary (Note 45)	-	-	-	-	-	-	-	-	-	(3,311,209)	(3,311,209)

- Distribution of dividends approved by the Shareholders’ Meeting on April 28 and by the BCRA on May 15, 2026 (Note 45 to the consolidated financial statements):
Cash dividends (1)	-	-	-	-	-	-	(70,313,124)	-	(70,313,124)	-	(70,313,124)

Balances at fiscal period end	612,710	6,744,974	1,391,363,272	3,684,972	50,816	1,170,091,826	1,404,092,217	210,347,887	4,186,988,674	138,730,874	4,325,719,548

(1) Corresponds to $ 102.91 (at nominal values) per share.

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	2025
	Share capital	Non-capitalized Contributions		Other Comprehensive Income	Reserves

	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI			Retained earnings	Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	1,391,363,272	75,374,084	1,003,078,587	943,787,867	542,962,280	3,963,923,774	64,661,949	4,028,585,723

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	184,967,468	184,967,468	10,186,197	195,153,665
- Other comprehensive loss for the period	-	-	-	(166,566,299)	-	-	-	(166,566,299)	(15)	(166,566,314)
- Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April 23, 2025 (Note 45 to the consolidated financial statements):
Legal reserve	-	-	-	-	108,592,456	-	(108,592,456)	-	-	-
Other	-	-	-	-	-	434,369,824	(434,369,824)	-	-	-

- Distribution of dividends approved by the Shareholders’ Meeting on April 23 and by the BCRA on May 12, 2025 (Note 45 to the consolidated financial statements):
Cash dividends (1)	-	-	-	-	-	(137,435,481)	-	(137,435,481)	-	(137,435,481)

Restated balances at the beginning of the period	612,710	6,744,974	1,391,363,272	(91,192,215)	1,111,671,043	1,240,722,210	184,967,468	3,844,889,462	74,848,131	3,919,737,593

(1) Corresponds to $ 145.93 (at nominal values) per share.
The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

Accounts	06.30.26	06.30.25

Cash flows from operating activities

Income before income tax	322,754,574	306,663,254

Adjustment for total monetary income for the period	409,959,622	360,117,721

Adjustments to obtain cash flows from operating activities:	1,065,955,339	328,966,639
Depreciation and amortization	71,119,943	60,959,366
Impairment of financial assets	565,222,296	328,681,425
Effect of foreign exchange changes on cash and cash equivalents	432,311,486	(86,037,555)
Other adjustments	(2,698,386)	25,363,403

Net decreases from operating assets:	(3,874,294,710)	(6,113,766,149)
Debt securities at fair value through profit or loss	55,438,694	(758,507,138)
Derivative instruments	29,431,239	(2,561,123)
Repo transactions and surety bonds	(25,988,623)	-
Loans and other financing	(2,552,696,108)	(5,390,609,278)
Non-financial Government sector	(2,774,642)	(3,779,001)
Other financial institutions	75,916,472	(117,819,965)
Non-financial Private Sector and Residents Abroad	(2,625,837,938)	(5,269,010,312)
Other debt securities	(1,780,603,938)	(150,453,306)
Financial assets pledged as collateral	548,263,128	145,198,485
Investments in equity instruments	(20,099,386)	71,698,271
Other assets	(128,039,716)	(28,532,060)

Net increases from operating liabilities:	2,097,784,197	5,179,152,399
Deposits	2,004,914,226	4,338,170,861
Non-financial Government sector	206,602,722	18,370,242
Financial sector	1,174,217	8,693,423
Non-financial Private Sector and Residents Abroad	1,797,137,287	4,311,107,196
Liabilities at fair value through profit or loss	73,660,500	922,339
Derivative instruments	344,589	15,589,793
Repo transactions and surety bonds	(520,751,451)	-
Other liabilities	539,616,333	824,469,406

Income tax paid	(40,896,423)	(10,214,508)

Total cash flows (used in) / generated by operating activities	(18,737,401)	50,919,356

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

Accounts	06.30.26	06.30.25

Cash flows from investing activities

Payments:	(69,168,184)	(69,679,457)
Purchase of property and equipment, intangible assets and other assets	(64,762,283)	(69,288,676)
Other payments related to investing activities	(4,405,901)	(390,781)

Collections:	10,371,549	551,531
Other collections related to investing activities	10,371,549	551,531

Total cash flows used in investing activities	(58,796,635)	(69,127,926)

Cash flows from financing activities

Payments:	(432,742,275)	(13,619,062)
Dividends	(31,579,357)	(4,523,377)
Financing from local financial institutions	(345,561,159)	-
Payment of lease liabilities	(9,223,664)	(9,095,685)
Other payments related to financing activities	(46,378,095)	-

Collections:	144,336,721	561,350,682
Non-subordinated corporate bonds	144,336,721	379,489,043
Financing from local financial institutions	-	160,214,867
Other collections related to financing activities	-	21,646,772

Total cash flows (used in) / generated by financing activities	(288,405,554)	547,731,620

Effect of exchange rate changes on cash and cash equivalents	(432,311,486)	86,037,555
Effect of net monetary income/(loss) of cash and cash equivalents	(704,697,057)	(530,190,033)

Total changes in cash flows	(1,502,948,133)	85,370,572
Restated cash and cash equivalents at the beginning of the year (Note 3)	5,552,885,467	4,340,538,413
Cash and cash equivalents at fiscal period-end (Note 3)	4,049,937,334	4,425,908,985

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 223 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of June 30, 2026.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

Milei’s administration took office and its main objectives, included the elimination of the fiscal deficit based on the reduction of the primary public expenditure of both Argentina and its Provinces, and the resizing of the state’s structure, by eliminating subsidies and transfers.

The measures taken regarding the monetary policy have significantly reduced the gap between the values of currencies in the official and free exchange markets (transactions in the stock market) from a peak of 200% in Q4 2023 to 5% as of the date of issuance of these financial statements. In April 2025, new measures were established aimed at easing the regulations to access the foreign exchange market, including establishing floating bands (initially between ARS 1,000 and ARS 1,400, a range adjusted at a 1% per month until December 2025, and from January 2026 onwards, in line with the evolution of inflation), within which the US dollar exchange rate can fluctuate in the foreign exchange market, the elimination of foreign exchange restrictions applicable to individuals, the authorization of companies to transfer dividends abroad to non-resident shareholders for the fiscal years starting from January 1, 2025 and increased flexibility to make payments abroad for imports of goods and services, among other regulations.

Furthermore, as part of the measures adopted since the beginning of its administration, the Argentine Government and the BCRA restructured monetary and financial policies to significantly reduce the so-called quasi-fiscal deficit, while inflation declined substantially (31.5% in 2025 and 16.8% in the first half of 2026).

In relation to sovereign debt, various voluntary local debt swaps, along with agreements reached regarding obligations with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid defaults, and the BCRA made progress in redressing the external commercial debt and, in accumulating international reserves sourced from both the trade surplus and the Asset Regularization Regime established under Law No. 27,743.

At a broader level, the Argentine government’s program includes significant reforms across the economic, labor, tax and social security frameworks, among others, as well as in other public policy areas, with a view to deregulating various sectors. In addition, in line with its international reserve accumulation targets announced at the end of 2025, during 2026 the BCRA continued to implement measures aimed at strengthening its international reserve position and exchange-rate stability, including international financial transactions and foreign-currency purchases in the foreign exchange market. In July 2026, the Argentine Executive Branch also submitted to Congress a bill to reform the BCRA Charter which, among other matters, provides for redefining its main purpose as preserving the value of the currency, prohibiting financial assistance to the public sector through temporary advances or equivalent devices, limiting purchases of government securities at the primary market, restricting the distribution of certain profits, and modifying the system for appointing and removing its authorities.

Even though the national macroeconomic and financial situation has improved favorably in recent months, the slow and uneven recovery of the country's level of activity, including a certain increase in the delinquency level in both financial and non-financial system, as well as a relatively uncertain international context influenced by the effects of the geopolitical conflicts in the Middle East, require the Entity's Management to continuously monitor the situation in order to identify any matters that may affect its financial position and performance, which may need to be reflected in future financial statements.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Basis for preparation

2.1.1. Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards as issued by the IASB, the following affects the preparation of these consolidated condensed interim financial statements:

–	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of June 30, 2026 and December 31, 2025, its shareholders’ equity would have been reduced by 91,963 and 563,966, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS Accounting Standards issued by the IASB as adopted by the BCRA as per Communication “A” 8400. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on August 27, 2026.

2.1.2. Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of June 30, 2026 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain financial instruments which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The consolidated condensed statement of financial position as of June 30, 2026 is presented comparatively with data as of the end of the previous fiscal year, while the consolidated condensed statements of income and other comprehensive income for the three and six-month periods ended June 30, 2026, and the consolidated condensed statements of changes in shareholders’ equity and cash flows for the six-month period then ended, are presented comparatively with data for the same periods of the previous fiscal year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated condensed interim financial statements as of June 30, 2026 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

In accordance with IAS 29, the Argentine economy is considered hyperinflationary. Among other indicators, the cumulative inflation rate over the preceding three years exceeded 100%. Consequently, these financial statements have been restated as though the economy had always been hyperinflationary, using the price index series prepared and published by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which combines the consumer price index (CPI) as from January 2017 with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by National Institute of Statistics and Census (INDEC, as per its Spanish acronym) until such date.

Considering the index referred to above, inflation for the six-month periods ended June 30, 2026 and 2025 was 16.85% and 15.10%, respectively, and for the fiscal year ended December 31, 2025, it was 31.55%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items and non-monetary items measured at current values are not restated, as they are already expressed in terms of the current measuring unit at the end of the reporting period.
ii.	Non-monetary items measured at historical cost or at a current values as of a date prior to the end of the reporting period are restated in year-end currency using coefficients showing the variation occurred in the general price index as from the date of acquisition or restatement until the closing date.
iii.	Share capital is stated year-end currency by multiplying the nominal value of the shares by the coefficient corresponding to the date of subscription.
iv.	Qualitative changes affecting retained earnings, such as the creation and reversal of reserves and the absorption of accumulated losses, are stated in terms of year-end currency by multiplying the nominal amount of the change by the coefficient corresponding to the previous fiscal year-end.
b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.

ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity restated equity items as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 as issued by the BCRA, except for reserves (including the reserve for first time application of IFRS Accounting Standards), which were maintained at their nominal value as of such date. Restated retained earnings are determined according to the difference between restated net assets and the rest of the component of initial equity restated, while the balances of other accumulated comprehensive income / (loss) were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Inflation adjustment to the share capital” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.

ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Effect of net monetary income/(loss) of cash and cash equivalents”.

2.2. Basis for consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of June 30, 2026 and December 31, 2025.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

The purpose and design of the investee.

–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of June 30, 2026 and December 31, 2025, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
FCA Compañía Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager and Comprehensive Settlement and Clearing Agent
BBVA Securities Argentina S.A.U. (2)	Av. Córdoba 111, 26th Floor	City of Buenos Aires	Argentina	Comprehensive Settlement and Clearing Agent

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. The case was referred to the Attorney General of the Nation, who issued two non-binding opinions recommending that the Argentine Supreme Court of Justice dismiss the appeals filed by Consolidar AFJP S.A. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Likewise, in the hypothetical event of a rejection of the claim, all or part of the costs were imposed on Consolidar AFJP S.A. (in liquidation) and that the assets of said entity were insufficient to support them, the Bank would face such expenses, reserving the right to repeat the proportional part corresponding to the remaining shareholder.

(2) BBVA Securities Argentina S.A.U. has been consolidated with the Entity since June 5, 2026. See also the information under “BBVA Securities Argentina S.A.U. - Capital contribution” in this note.

As of June 30, 2026 and December 31, 2025, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
FCA Compañía Financiera (1)	Common	721,431,000	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	-	-
BBVA Securities Argentina S.A.U. (2)	Common	30,000,000,000	100.00%	100.00%	-	-

(1) According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.

(2) BBVA Securities Argentina S.A.U. has been consolidated with the Entity since June 5, 2026. See also the information under “BBVA Securities Argentina S.A.U. - Capital contribution” in this note.

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of June 30, 2026 and December 31, 2025, are as follows:

Entity	Balances as of 06/30/2026
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Total comprehensive income(loss) attributable to owners of the Parent	Total comprehensive income (loss) attributable to non-controlling interests
Banco BBVA Argentina S.A. (Separate)	27,297,727,459	23,110,738,785	4,186,988,674	-	246,272,532	-
Volkswagen Financial Services Cía. Financiera S.A.	578,895,810	462,541,387	59,340,755	57,013,668	6,714,064	6,450,767
PSA Finance Arg. Cía. Financiera S.A.	393,967,432	322,720,136	35,623,648	35,623,648	4,677,585	4,677,585
FCA Compañía Financiera S.A.	497,738,969	405,888,112	45,925,429	45,925,429	1,164,122	1,164,308
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	515,174	150,547	196,497	168,129	(44,973)	(38,481)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	52,238,313	12,048,892	40,189,421	-	23,800,601	-
BBVA Securities Argentina S.A.U. (1)	30,122,911	50,933	30,071,978	-	71,978	-
Withdrawals	(711,713,476)	(500,365,748)	(211,347,728)	-	(36,383,377)	-
Banco BBVA Argentina S.A.(Consolidated)	28,139,492,592	23,813,773,044	4,186,988,674	138,730,874	246,272,532	12,254,179

(1) BBVA Securities Argentina S.A.U. has been consolidated with the Entity since June 5, 2026. See also the information under “BBVA Securities Argentina S.A.U. - Capital contribution” in this note.

Entity	Balances as of 12/31/2025				Balances as of 06/30/2025
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Total comprehensive income(loss) attributable to owners of the Parent	Total comprehensive income (loss) attributable to non-controlling interests
Banco BBVA Argentina S.A. (Separate)	28,671,980,581	24,660,951,315	4,011,029,266	-	18,401,169	-
Volkswagen Financial Services Cía. Financiera S.A.	655,238,050	552,048,689	52,626,583	50,562,778	4,643,390	4,461,296
PSA Finance Arg. Cía. Financiera S.A.	416,474,353	347,959,733	34,257,310	34,257,310	5,768,640	5,768,614
FCA Compañía Financiera S.A. (1)	463,589,623	374,067,213	44,761,205	44,761,205	-	-
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	565,309	117,231	241,467	206,611	(51,110)	(43,728)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	148,780,378	50,882,328	97,898,050	-	26,697,714	-
Withdrawals	(667,476,485)	(437,691,870)	(229,784,615)	-	(37,058,634)	-
Banco BBVA Argentina S.A.(Consolidated)	29,689,151,809	25,548,334,639	4,011,029,266	129,787,904	18,401,169	10,186,182

(1) FCA Compañía Financiera S.A. has been consolidated with the Entity since December 31, 2025. See also the section entitled “Closing of the acquisition of 50% of FCA Compañía Financiera S.A.’s capital stock and assessment of final consideration” in Note 2.2 to the annual consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued.

BBVA Securities Argentina S.A.U. - Capital contribution

On April 8, 2026, the Bank participated in the incorporation of BBVA Securities Argentina S.A.U., which was registered with the Public Registry of Commerce of the IGJ (Argentine regulatory agency of business associations) under File No. 10145, Book 127 of Corporations, on June 5, 2026.

The corporate purpose of BBVA Securities Argentina S.A.U. is to act as a Settlement and Clearing Agent, carrying out, the following activities, among others:

–	Intermediation, registration, execution, settlement and clearing of transactions involving marketable securities, derivatives and financial instruments;
–	Acting on its own account and for third parties in authorized markets, registered trading systems and other trading venues permitted by current regulations;
–	Opening, management and maintenance of customer accounts, and the receipt, custody, transfer and allocation of customers’ or own funds and marketable securities;
–	Participation in the issuance, subscription, placement, distribution and trading of marketable securities;
–	Carrying out financing transactions related to capital market transactions, repo and securities-backed loans (cauciones bursátiles), and securities lending.

The Company’s share capital amounted to ARS 30,000,000,000 (thirty billion Argentine pesos). The Bank subscribed and paid in 30,000,000,000 (thirty billion) registered, non-endorsable common shares with a par value of one Argentine peso (ARS 1) each and one vote per share, representing 100% of the share capital.

The Board of Directors of the Entity considers that there are no other companies or structured entities that should be included in the interim consolidated condensed financial statements as of June 30, 2026.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 51). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 52). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Summary of significant accounting policies

These consolidated condensed interim financial statements as of June 30, 2026 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which, in particular for consolidated condensed interim financial statements, is based on IAS 34 “Interim financial reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit” and 2.5 “Regulatory changes made during this year”, the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies, and judgments, estimates and accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued.

These consolidated condensed interim financial statements include all the information necessary for users to properly understand the basis of preparation and presentation applied in their preparation, as well as the significant events and transactions that have occurred since the issuance of the last annual consolidated financial statements for the fiscal year ended December 31, 2025. However, these consolidated condensed interim financial statements do not include all the information and disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued.

2.3.1. Going concern

The Entity's Management conducted an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, Management is not aware of any material uncertainties that may cast doubt on the Entity's ability to continue as a going concern. Therefore, these consolidated financial statements have been prepared on a going concern basis.

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS Accounting Standards requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2025, which have already been issued.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2026, the following amendments to IFRS Accounting Standards became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendments to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

–	Clarify that a financial liability is derecognized on the “settlement date,” i.e., when the related obligation is fulfilled, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date if certain conditions are met.
–	Clarify how to assess contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) and other similar contingent characteristics.
–	Clarify the treatment of non-recourse assets and contractually linked instruments.
–	Require additional disclosures for financial assets and liabilities with contractual terms that refer to a contingent event (including those that are linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments did not have any impact on the financial statements.

Improvements to IFRS Accounting Standards

In July 2024, the IASB published Annual Improvements to IFRS Accounting Standards - Volume 11. Below is a summary of the amendments made:

–	IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a first-time adopter.
–	IFRS 7 Financial Instruments: Disclosures about gain or loss on derecognition, deferred difference between fair value and transaction price, and disclosures about credit risk; amendments are also made to paragraph IG1 of the Implementation Guidance.
–	IFRS 9 Financial Instruments - Derecognition of lease liabilities by the lessee. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
–	IFRS 9 Financial Instruments - Transaction Price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.
–	IFRS 10 Consolidated Financial Statements - Determination of a “de facto agent”: paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is only one example of the various relationships that could exist between the investor and other parties acting as de facto agents of the investor.
–	IAS 7 Statement of Cash Flows - Cost Method: paragraph 37 of IAS 7 has been amended to replace the term “cost method” with “at cost”, following the previous deletion of the definition of “cost method”.

These amendments did not have any impact on the financial statements.

Amendments to IFRS 9 and IFRS 7 – Power Purchase Agreements

In December 2024, the IASB issued amendments regarding nature-dependent electricity contracts, which include:

–	– Clarify the application of the “own use” requirements.
–	– Permit hedge accounting if these contracts are used as hedging instruments.
–	– Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The clarifications regarding the “own use” requirements must be applied retrospectively, whereas the guidance permitting hedge accounting must be applied prospectively to new hedging relationships designated on or after the initial application date.

These amendments did not have any impact on the financial statements.

2.6. New pronouncements

As established in BCRA Communication “A” 6114, as the new IFRS Accounting Standards are approved, either by amending or repealing former ones, and once all these changes are adopted through the adoption circulars published by the FACPCE, the BCRA will issue an opinion regarding its approval for financial institutions. In general, early application will not be allowed with respect of any new IFRS unless expressly admitted upon their adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are disclosed below. The Entity will adopt these standards, if applicable, when they are effective.

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, which addresses the format for the presentation of profit or loss in financial statements, performance measures defined by management and aggregation/disaggregation of disclosures. This standard will replace IAS 1 and is effective from January 1, 2027. The Entity is evaluating the effects these amendments may have on the financial statements.

Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency

In November 2025, the IASB issued amendments to IAS 21 requiring the translation of a non-hyperinflationary functional currency to a hyperinflationary presentation currency at the closing exchange rate.

If an entity’s functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, its results and financial position are translated into the presentation currency by converting all amounts (i.e., assets, liabilities, equity items, income, and expenses) and all comparative data at the closing exchange rate at the date of the most recent statement of financial position. An entity whose functional and presentation currency is that of a hyperinflationary economy restates the comparative amounts of a foreign operation whose functional currency is that of a non-hyperinflationary economy by applying the general price index, in accordance with paragraph 34 of IAS 29, to the comparative figures of the foreign operation.

The amendments also introduce certain additional disclosure requirements.

These amendments are effective as of January 1, 2027. The Entity is currently evaluating the impact that these amendments may have on the financial statements.

IFRS 20 - Regulatory Assets and Regulatory Liabilities

In May 2026, the IASB issued IFRS 20 “Regulatory Assets and Regulatory Liabilities”. The standard sets out criteria for the recognition, measurement, presentation and disclosure of regulatory assets, liabilities, income and expenses arising in entities subject to rate-regulated systems. Its objective is to supplement the information provided by other IFRS Accounting Standards, enabling users of financial statements to better understand the effects of such regulation on an entity’s financial position, financial performance and cash flows. It also introduces limited-scope amendments to other accounting standards, including IFRS 1 “First-time Adoption of IFRS Accounting Standards”, IFRS 3 “Business Combinations” and IAS 1 “Presentation of Financial Statements”.

This standard is effective for fiscal years beginning on or after January 1, 2029, with early adoption permitted. The Entity is assessing the effects that its application could have on its financial statements.

2.7. Transcription to the books

As of the date of these consolidated and separate condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication, the most recently transcribed financial statements being those as of March 31, 2026. In addition, entries corresponding to May and June 2026 are in the process of being transcribed to the general journal in accordance with the applicable laws.

3. Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	06.30.26	12.31.25

B.C.R.A. - Unrestricted current account	1,564,197,075	2,545,795,948
Balances with other local and foreign financial institutions	1,441,918,154	1,444,955,458
Cash	1,043,223,632	1,552,162,400
Cash and cash equivalents for spot purchases or sales pending settlement	598,473	9,971,661

TOTAL	4,049,937,334	5,552,885,467

The balances of Cash and deposits in banks as of June 30, 2025 and December 31, 2024 amounted to 4,425,908,985 and 4,340,538,413, respectively.

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	06.30.26	12.31.25

Government securities	252,502,449	368,036,620
Private securities – Corporate bonds	1,478,640	573,599

TOTAL	253,981,089	368,610,219

For a more detailed breakdown of the information, see Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.26	12.31.25

Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	4,837,232	13,778,487
Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	2,666,958	30,883,517
Debit balances linked to interest rate swaps - floating rate for fixed rate	462,494	750,331

TOTAL	7,966,684	45,412,335

Liabilities

	06.30.26	12.31.25

Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	3,453,441	4,846,776
Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	3,213,739	2,658,766
Credit balances linked to interest rate swaps - floating rate for fixed rate	-	84,399

TOTAL	6,667,180	7,589,941

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	06.30.26	12.31.25

Foreign currency forwards

Foreign currency forward purchases - US$	456,915	631,333
Foreign currency forward sales - US$	408,062	587,705
Foreign currency forward sales - Euros	6,132	7,800

Interest rate swaps

Fixed rate for floating rate (1)	4,700,000	14,000,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

6. Repo transactions and surety bonds

Reverse repurchase transactions and surety bonds

As of June 30, 2026 and December 31, 2025, the Group carries the following reverse repurchase transactions or surety bonds:

	06.30.26	12.31.25

Amounts receivable from repo transactions involving government securities and BCRA bills with financial institutions	25,988,623	-

TOTAL	25,988,623	-

Repurchase transactions and surety bonds

As of June 30, 2026 and December 31, 2025, the Group carries the following repurchase transactions and surety bonds:

	06.30.26	12.31.25

Amounts payable from government securities repo transactions with financial institutions	-	518,458,897
Amounts payable for borrowing surety bond transactions	-	28,645,289

TOTAL	-	547,104,186

7. Other financial assets

Breakdown is as follows:

	06.30.26	12.31.25
Measured at amortized cost

Other receivables	172,956,383	173,521,623
Non-financial debtors from spot transactions pending settlement	73,833,123	3,923,510
Financial debtors from spot transactions pending settlement	13,976,631	-
Other	887,548	1,135,246

	261,653,685	178,580,379

Measured at fair value through profit or loss

Mutual funds	31,601,327	2,026,884

	31,601,327	2,026,884

Allowance for loan losses (Exhibit R)	(3,052,905)	(3,180,403)

TOTAL	290,202,107	177,426,860

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	06.30.26	12.31.25

Credit Cards	3,600,712,507	3,879,060,531
Loans for the prefinancing and financing of exports	3,097,695,981	2,711,309,211
Notes	2,498,869,316	2,466,367,291
Consumer loans	1,561,569,127	1,677,684,576
Overdrafts	1,473,502,452	1,387,147,049
Pledge loans	1,086,810,465	889,108,446
Discounted instruments	1,051,980,531	1,052,692,780
Mortgage loans	917,210,032	728,236,518
Loans to employees	168,477,183	154,687,257
Other financial institutions	166,865,180	272,200,723
Instruments purchased	69,739,478	23,357,262
Receivables from finance leases	50,184,332	46,630,273
Non-financial government sector	5,822,778	3,683,775
Other financing	1,501,182,627	2,311,047,543

	17,250,621,989	17,603,213,235

Allowance for loan losses (Exhibit R)	(853,309,599)	(721,113,285)

TOTAL	16,397,312,390	16,882,099,950

The Group as lessor entered into finance lease agreements related to automobiles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	06.30.26		12.31.25
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	30,228,732	17,708,793	28,510,917	14,645,791
From 1 to 2 years	23,476,530	14,722,717	25,272,792	14,729,125
From 2 to 3 years	16,024,592	11,383,566	15,217,483	10,297,666
From 3 to 4 years	6,911,581	5,187,339	6,569,874	4,803,603
From 4 to 5 years	1,191,355	1,181,917	2,702,960	2,135,686
More than 5 years	-	-	25,825	18,402

TOTAL	77,832,790	50,184,332	78,299,851	46,630,273

Share capital		49,446,367		45,895,491
Interest accrued		737,965		734,782

TOTAL		50,184,332		46,630,273

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	06.30.26	12.31.25

Total Exhibits B and C	17,530,400,313	17,881,124,685
Plus:
Loans to employees	168,477,183	154,687,257
Interest and other items accrued receivable from financial assets with credit value impairment	21,705,073	32,556,102
Less:
Allowance for loan losses (Exhibit R)	(853,309,599)	(721,113,285)
Adjustments for effective interest rate	(207,601,767)	(210,337,158)
Corporate bonds and other private securities	(38,194,975)	(51,501,344)
Loan commitments	(224,163,838)	(203,316,307)

Total loans and other financing	16,397,312,390	16,882,099,950

Note 44 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2026 and December 31, 2025, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.26	12.31.25

Liabilities related to foreign trade transactions	97,707,403	79,615,308
Secured loans	77,749,713	77,705,470
Overdrafts and receivables not used	40,713,842	40,357,081
Guarantees granted	7,992,880	5,638,448

TOTAL	224,163,838	203,316,307

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 44 Risk of financial instruments to the consolidated financial statements as of December 31, 2025).

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	06.30.26	12.31.25

Argentine Treasury Bonds in pesos. Maturity 23-05-2027	7,998,678	18,642,273
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	6,848,106	8,048,461
Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 01-16-2026	-	655,662,060

TOTAL	14,846,784	682,352,794

For a more detailed breakdown of the information, see Exhibit A.

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	06.30.26	12.31.25

Government securities	4,741,616,082	2,824,067,848
Private securities – Corporate bonds	36,288,105	49,895,542
BCRA Notes	4,677,000	-

TOTAL	4,782,581,187	2,873,963,390

For a more detailed breakdown of the information, see Exhibit A.

Debt Swap – January 2025

In January 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Description	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	13,857,176,685
Argentine Treasury Bills capitalizable in pesos. Maturity May 30, 2025 (LT S30Y5)	26,690,835,200
Argentine Treasury Bills capitalizable in pesos. Maturity July 18, 2025 (LT S18J5)	50,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 30, 2025 (LT S30J5)	25,112,610,000
Argentine Treasury Bonds in pesos Zero Coupon adjusted by Cer. Maturity June 30, 2025 (TZX25)	3,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity August 29, 2025 (LT S29G5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 31, 2025 (LT S31L5)	175,850,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 12, 2025 (LT S12S5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 30, 2025 (LT S30S5)	50,000,000,000
Argentine Treasury Bonds capitalizable in pesos. Maturity October 17, 2025 (T17O5)	100,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity May 16, 2025 (LT S16Y5)	19,387,383,700

Securities Received
Description	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	91,130,891,038
Argentine Treasury Bonds in pesos at dual rate. Maturity March 16, 2026 (TTM26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity June 30, 2026 (TTJ26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity September 15, 2026 (TTS26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity December 15, 2026 (TTD26)	163,702,463,038

Debt Swap - April 2026

In April 2026, the Bank launched two voluntary debt swaps under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swaps were as follows:

Securities Delivered
Description	Nominal values
Argentine Treasury Bonds in Pesos at Dual Rate. Maturity September 15, 2026 (TTS26)	195,493,229,418

Securities Received
Description	Nominal values
Argentine Treasury Bonds in Pesos at TAMAR Rate. Maturity February 25, 2028 (TMF28)	300,000,000,000

Securities Delivered
Description	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity August 31, 2026 (LT M31G6)	353,714,529,443
Argentine Treasury Bonds in Pesos at Dual Rate. Maturity December 15, 2026 (TTD26)	274,483,082,877

Securities Received
Description	Nominal values
Argentine Treasury Bonds in Pesos at TAMAR Rate. Maturity February 25, 2028 (TMF28)	840,000,000,000

10. Financial assets pledged as collateral

Breakdown is as follows:

		06.30.26	12.31.25

BCRA - Special guarantee accounts	(1)	441,574,521	405,508,432
Deposits as collateral	(2)	206,095,826	268,781,749
Guarantee trust – Government securities at fair value through OCI	(3)	32,375,093	113,219,488
Guarantee trust – USD and Debt Securities at fair value through OCI	(4)	28,639,245	41,965,506
Repurchase transactions – Government securities at fair value	(5)	-	574,754,564

TOTAL		708,684,685	1,404,229,739

(1)	Special guarantee current accounts opened at the BCRA for transactions related to automated clearing houses and other similar entities. As of June 30, 2026, they include Treasury Bonds (TZXS8 and T15E7).
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and surety bonds.
(3)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) in foreign currency forward transactions and futures contracts. The trust fund consists of government securities in pesos adjusted by CER with maturity 2026 (TZXD6). As of December 31, 2025, it was composed of TZX26, TZXD7, TTJ26 and TTD26.
(4)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) in foreign-currency forward transactions and futures contracts. As of June 30, 2026, the trust is composed of Bonds for the Reconstruction of a Free Argentina (S1C and S1D), private securities (YM35O) and cash in US dollars. As of December 31, 2025, it was composed of Treasury Bills (D16E6), Bonds for the Reconstruction of a Free Argentina (S1B, S1C and S1D), private securities (YM35O) and cash in US dollars.
(5)	Set up as collateral of repo transactions with financial institutions.

11. Income tax

This tax should be booked using the balance sheet liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

11.1. Current income tax assets

Breakdown is as follows:

	06.30.26	12.31.25

Tax advances	1,372,363	450

	1,372,363	450

11.2. Current income tax liabilities

Breakdown is as follows:

	06.30.26	12.31.25

Income tax provision	87,594,451	163,479,592
Collections and withholdings	(929,755)	(2,139,232)
Tax advances	(10,034,848)	(15,119,242)

	76,629,848	146,221,118

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized in		As of 06.30.2026
	As of 12.31.2025	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	186,775,871	(22,806,192)	-	163,969,679	-
Provisions	68,829,467	(14,480,762)	-	54,348,705	-
Loans and cards commissions	24,683,430	(1,075,749)	-	23,607,681	-
Organizational expenses and others	(91,517,679)	(6,807,245)	-	-	(98,324,924)
Property and equipment and miscellaneous assets	(130,846,696)	(1,159,087)	-	-	(132,005,783)
Debt securities, investments in equity instruments and derivatives	8,726,717	(1,794,102)	(54,069)	6,878,546	-
Tax losses	-	46,471	-	46,471	-
Other	2,527,786	(1,370,123)	-	1,157,663	-

Balance	69,178,896	(49,446,789)	(54,069)	250,008,745	(230,330,707)

Offsettings				(221,955,346)	221,955,346

Net Deferred Assets and Liabilities				28,053,399	(8,375,361)

Account		Changes recognized in		As of 12.31.2025
	As of 12.31.2024	Profit or loss	Acquisitions made through business combinations	Deferred tax asset	Deferred tax liability

Allowance for loan losses	70,777,872	113,536,481	2,461,518	186,775,871	-
Provisions	86,140,028	(17,523,569)	213,008	68,829,467	-
Loans and cards commissions	19,869,347	17,673,704	(12,859,621)	24,683,430	-
Organizational expenses and others	(68,442,199)	(23,075,480)	-	-	(91,517,679)
Property and equipment and miscellaneous assets	(124,511,113)	(6,257,569)	(78,014)	-	(130,846,696)
Debt securities, investments in equity instruments and derivatives	(22,438,603)	31,111,251	54,069	8,726,717	-
Tax inflation adjustment	103,334	(103,334)	-	-	-
Tax losses	77,466,389	(77,466,389)	-	-	-
Other	81	(20)	2,527,725	2,527,786	-

Balance	38,965,136	37,895,075	(7,681,315)	291,543,271	(222,364,375)

Offsettings				(214,683,060)	214,683,060

Net Deferred Assets and Liabilities				76,860,211	(7,681,315)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Current income tax expense	20,728,812	(50,756,534)	(19,346,648)	(118,910,514)
Income/(loss) from deferred income tax	(71,018,272)	(49,446,789)	(21,041,177)	7,400,925

Income tax recognized through profit or loss	(50,289,460)	(100,203,323)	(40,387,825)	(111,509,589)

Income tax recognized through OCI	16,691,814	(18,092,524)	6,755,926	91,741,883

Total income tax	(33,597,646)	(118,295,847)	(33,631,899)	(19,767,706)

The Group's effective tax rate calculated on the income tax recognized in the income statement for the fiscal period ended June 30, 2026 and 2025 was 31% and 36%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;
ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;
iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;
iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and
v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of June 30, 2026, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/21, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

-Request for refund. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

On February 7, 2025, a favorable judgment was rendered in favor of the Entity, upholding the claim and admitting the refund of the amounts paid in excess. On March 5, 2026, the Court of Appeals upheld the first-instance judgment, declaring Section 194 of the Income Tax Law (ITL), which provided for the deferral of the inflation adjustment over six fiscal periods, to be inapplicable. This judgment was appealed by the Revenue and Customs Control Agency ("ARCA") through an extraordinary appeal before the Argentine Supreme Court of Justice. On April 23, 2026, the Court of Appeals rejected the extraordinary appeal. The tax authorities subsequently filed an appeal before the Argentine Supreme Court of Justice.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to requests for refund filed.

-Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the ARCA for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019 and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 174,024,142 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) 154,248,099 in restated values) and on the income tax expense of 784,000 19,776,056 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 23, 2023, ARCA filed an appeal, requiring the revocation of the judgment.

On July 1, 2024, the Court rejected the ARCA’s claims on the merits. ARCA filed an extraordinary appeal against the favorable judgment for the Bank, which was also rejected.

On April 16, 2025, the Court decided to deny the extraordinary appeal filed by ARCA. Consequently, on April 25, 2025, ARCA filed an appeal with the Argentine Supreme Court of Justice.

On May 7, 2026, the Argentine Supreme Court of Justice dismissed the appeal filed by ARCA. As a result, the Court of Appeals' judgment in favor of BBVA became final and binding, thereby confirming BBVA's right to recognize the full inflation adjustment in that fiscal year.

-Request for refund. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the ARCA in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the ARCA's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

-Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the ARCA to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019 or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law. The action is pending before the Federal Court on Contentious Administrative Matters No. 9.

On October 28, 2025, judgment was passed dismissing the declaratory action for procedural reasons, issuing no resolution on the substance of the matter. Such judgment was appealed.

-Request for refund. Fiscal year 2023

On September 13, 2024, the Bank filed an administrative claim with the ARCA requesting that the amending tax return filed on May 13, 2024, in connection with income tax for the 2023 tax year amounting to 2,491,499 (in nominal terms) be recognized. The claim was grounded on the fact that the partial application of the adjustment for inflation mechanisms under section 93, Income Tax Law, is unconstitutional because it affects the fairness, equality, tax-paying capacity and confiscation principles.

ARCA rejected the administrative claim; consequently, a refund action was filed before the Federal Court in Contentious and Administrative Matters in and for the City of Buenos Aires.

- Tax inflation adjustment. Fiscal year 2025

On June 30, 2026, an action seeking a declaration of unconstitutionality was filed against ARCA to obtain a ruling declaring section 93 of the Income Tax Law (as revised in 2019) and/or the rules preventing the full application of the tax inflation adjustment mechanism unconstitutional, insofar as they result in a confiscatory income tax assessment for fiscal period 2025, and consequently allowing the full application of the mechanism for adjusting tax losses and the costs and depreciation of assets provided for in Sections 62 through 66, 71, 87 and 88 of Income Tax Law. The action is pending resolution before Federal Court in Contentious and Administrative Matters in and for the City of Buenos Aires No. 4.

-Requests for refund. Fiscal years 2014 and 2015

Regarding fiscal years 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 647,945 and 555,002, respectively, in nominal values, based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2019 and 2020”.

In the judicial case of the repetition corresponding to the fiscal period 2014, on July 12, 2023, the Entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected. In this way, the favorable judgments of the previous instances that recognized the Bank the repetition of 647,946 (in nominal values) for said period plus interest until effective payment become final.

Then, on November 19, 2024, the Court approved the liquidation of 647,945 (in nominal values) plus 2,226,229 (in nominal values) corresponding to accrued interest from the filing of the request for repetition until September 23, 2024 (in nominal values) calculated according to the average monthly passive rate published by the BCRA and as of July 17, 2019, the effective monthly rate published by the ARCA applies, in compliance with Resolution MH 598/19, 559/2022 and 3/2024. Without prejudice to the interest that will continue to accrue until the payment date.

As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 3,055,918, restated as of June 30, 2026, corresponding to the 2014 case.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015, and ARCA appealed such judgment.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

On July 10, 2025, the Court decided to dismiss the extraordinary appeal filed by ARCA and upheld the Bank’s appeal as regards the rate applicable to the claim and the refund procedure.

On July 17, 2025, the ARCA filed a petition for denied appeal against the resolution that rejected its extraordinary appeal. The file is pending with the Argentine Supreme Court of Justice.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	06.30.26	12.31.25

Private securities - Shares of other non-controlled companies	11,045,092	11,754,454

TOTAL	11,045,092	11,754,454

For a more detailed breakdown of the information, see Exhibit A.

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	06.30.26	12.31.25

Compensadora Electrónica S.A.	9,133,591	5,476,695
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)	4,620,059	5,018,282
Banco Latinoamericano de Exportaciones S.A.	1,843,417	1,530,700
Seguro de Depósitos S.A.	585,577	421,941
Other	77,718	89,367

TOTAL	16,260,362	12,536,985

For a more detailed breakdown of the information, see Exhibit A.

13. Investments in associates

Breakdown is as follows:

	06.30.26	12.31.25

Rombo Compañía Financiera S.A.	29,075,970	26,226,906
BBVA Seguros Argentina S.A.	10,341,454	9,708,102
Interbanking S.A.	6,282,620	5,624,984
Play Digital S.A. (1)	2,260,812	2,445,740
Openpay Argentina S.A. (2)	1,074,903	1,057,779

TOTAL	49,035,759	45,063,511
(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of March 31, 2026. Additionally, significant transactions carried out or events that occurred between April 1 and June 30, 2026 have been considered.
(2)	On February 4, 2026, a capital contribution was made, amounting to 123,730 (136,568 in restated values), which was paid in in cash. Furthermore, on October 6, 2025, a capital contribution was made, amounting to 187,650 (231,075 in restated values), which was paid in in cash.

14. Property and equipment

Breakdown is as follows:

	06.30.26	12.31.25

Real estate	668,374,234	676,900,034
Furniture and facilities	115,048,427	126,121,155
Right of use – Real Estate (1)	96,331,276	98,606,481
Works in progress	71,896,835	56,676,680
Machinery and equipment	69,601,967	84,728,450
Automobiles	4,106,258	4,667,287

TOTAL	1,025,358,997	1,047,700,087
(1)	The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, the recoverable value of Property and equipment exceeded its accounting balance.

15. Intangible assets

Breakdown is as follows:

	06.30.26	12.31.25

Own systems development expenses	159,230,249	139,438,437

TOTAL	159,230,249	139,438,437

16. Other non-financial assets

Breakdown is as follows:

	06.30.26	12.31.25

Investment properties	210,012,601	212,157,149
Prepayments	46,630,357	43,278,870
Advances to suppliers of goods	28,356,756	30,185,489
Other miscellaneous assets	22,658,707	13,994,245
Tax advances	5,208,568	38,037,527
Foreclosed assets	244,301	246,262
Advances to personnel	95,455	21,609,539
Others	2,676,382	5,526,465

TOTAL	315,883,127	365,035,546

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have been already issued, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such date in the properties detailed below:

Account	Impairment
	06.30.26	12.31.25

Rented Real Estate – Della Paolera	(18,786,817)	(18,786,817)
Rented Real Estate – Edificio Tesla	(13,969,243)	(13,969,243)
Rented Real Estate – Torre BBVA	(11,187,965)	(11,187,965)
Rented Real Estate - Viamonte	(2,461,519)	(2,461,519)
Other investment property - City of Buenos Aires	(106,243)	(106,243)
Rented Real Estate – Mar del Plata	(77,576)	(77,576)
Rented Other investment property - Caseros	(13,041)	(13,041)
Rented Other investment property - Mendoza	(935)	(935)

TOTAL	(46,603,339)	(46,603,339)

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	06.30.26	12.31.25

Real Estate held for sale – Llavallol	564,595	564,595
Real Estate held for sale – Avellaneda	458,734	458,733
Real Estate held for sale- Villa Lynch	419,407	419,407
Real Estate held for sale- Bernal	309,625	309,626
Real Estate held for sale- Villa del Parque (1)	-	2,029,013

TOTAL	1,752,361	3,781,374
(1)	On March 18, 2026, the real estate held for sale - Villa del Parque was sold. The result of the transaction was recorded in other operating expenses.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	06.30.26	12.31.25

Real Estate held for sale- Llavallol	(711,109)	(711,109)
Real Estate held for sale – Avellaneda	(71,320)	(71,320)
Real Estate held for sale – Villa del Parque	-	(291,835)

TOTAL	(782,429)	(1,074,264)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.26	12.31.25

Non-financial Government sector	657,475,176	548,368,124
Financial Sector	8,617,554	9,105,547
Non-financial Private Sector and Residents Abroad	18,541,866,969	19,545,901,101
Time deposits	7,960,146,557	8,109,199,097
Savings accounts	7,305,133,732	8,004,375,190
Checking accounts	3,176,145,240	3,338,886,802
Investment accounts	21,653,432	15,112,852
Other	78,788,008	78,327,160

TOTAL	19,207,959,699	20,103,374,772

19. Liabilities at fair value through profit or loss

Breakdown is as follows:

	06.30.26	12.31.25

Obligations from transactions with government securities	73,660,500	-

TOTAL	73,660,500	-

20. Other financial liabilities

Breakdown is as follows:

	06.30.26	12.31.25

Obligations from financing of purchases	1,405,293,994	1,514,331,958
Receivables for spot purchases pending settlement	156,316,514	11,369,032
Collections and other transactions on behalf of third parties	128,522,461	124,949,709
Payment orders pending credit	72,923,493	49,885,775
Lease liabilities (Note 25)	55,135,704	60,172,840
Cash and cash equivalents for spot purchases or sales pending settlement	48,580,651	-
Funds collected under ARCA’s instructions	36,292,550	49,858,070
Commissions accrued payable	209,478	220,283
Other	234,502,545	264,016,202

TOTAL	2,137,777,390	2,074,803,869

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	06.30.26	12.31.25

Local financial institutions	312,395,671	655,678,359
Foreign financial institutions	260,925,892	308,229,369
BCRA	525,307	2,012,794

TOTAL	573,846,870	965,920,522

22. Corporate bonds issued

As of June 30, 2026 and December 31, 2025, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value (in thousands)	Maturity	Rate	Payment of interest	Outstanding securities as of 06.30.26	Outstanding securities as of 12.31.25

Class 37 BBVA - US$	08.22.2025	43,355	08.22.2026	FIXED 6%	Semi-annual	64,296,519	73,931,958
Class 38 BBVA - AR$	11.20.2025	43,540,192	11.20.2026	TAMAR + 3.50%	Quarterly	43,540,192	50,874,800
Class 39 BBVA - US$	12.05.2025	50,000	12.05.2026	FIXED 5.75%	Semi-annual	74,150,990	85,263,212
Class 40 BBVA - US$	02.27.2026	36,503	08.27.2027	FIXED 5%	Semi-annual	54,134,911	-
Class 41 BBVA - AR$	03.04.2026	45,457,222	03.04.2027	TAMAR + 3.50%	Quarterly	45,457,222	-

Detail	Issuance date	Nominal value (in thousands)	Maturity	Rate	Payment of interest	Outstanding securities as of 06.30.26	Outstanding securities as of 12.31.25

Class 44 BBVA - US$	05.08.2026	48,019	05.08.2028	FIXED 5%	Semi-annual	71,212,960	-
Class 45 BBVA – US$	05.08.2026	25,072	05.08.2027	FIXED 3.25%	Semi-annual	37,182,275	-
Class 46 BBVA - AR$	05.21.2026	83,914,298	05.21.2027	TAMAR + 3.25%	Quarterly	83,914,298	-
Class 47 BBVA - AR$	06.16.2026	161,293,354	06.16.2027	TAMAR + 3.25%	Quarterly	161,293,354	-
Class 32 BBVA – US$	02.27.2025	16,510	02.27.2026	FIXED 3.5%	Upon maturity	-	28,153,913
Class 34 BBVA - AR$	02.27.2025	56,002,870	02.27.2026	TAMAR + 2.75%	Quarterly	-	65,436,891
Class 35 BBVA - US$	06.03.2025	62,313	06.03.2026	FIXED 5.75%	Semi-annual	-	106,259,626
Class 36 BBVA - AR$	06.10.2025	136,710,155	06.10.2026	TAMAR + 3.20%	Quarterly	-	140,051,320
Class 12 Volkswagen Financial Services - AR$	12.11.2025	21,142,300	12.11.2026	TAMAR + 4.5%	Quarterly	21,142,300	24,703,848
Class 13 Volkswagen Financial Services - AR$	12.11.2025	3,273,893	09.11.2026	TEM 2.59%	Upon maturity	3,273,893	3,825,400
Class 14 Volkswagen Financial Services - AR$	12.11.2025	3,342	12.11.2027	UVA + 9%	Quarterly	6,574,770	6,662,929
Class 15 Volkswagen Financial Services - AR$	06.18.2026	41,493,699	06.18.2027	TAMAR + 3.89%	Quarterly	41,493,699	-
Class 16 Volkswagen Financial Services - AR$	06.18.2026	8,506,300	03.18.2027	TEM 1.98%	Upon maturity of the Corporate Bond	8,506,300	-
Corporate bond Series 31 PSA - AR$	02.28.2025	2,591	03.01.2027	FIXED UVA + 8%	Quarterly	5,225,459	5,145,442
Corporate bond Series 34 PSA - AR$	12.19.2025	12,067	12.19.2027	FIXED UVA + 8.89%	Quarterly	24,337,116	24,079,217
Corporate bond Series 35 PSA - AR$	12.19.2025	13,788,245	12.19.2026	TAMAR + 4.24%	Quarterly	13,788,245	16,110,958
Corporate bond Series 36 PSA - AR$	12.19.2025	10,800,000	09.19.2026	FIXED TNA 35.39%	Upon maturity	10,800,000	12,619,325
Corporate bond Series 37 PSA - AR$	02.26.2026	19,884,375	05.26.2027	TAMAR + 4.75%	Quarterly	19,884,375	-
Corporate bond Series 38 PSA - AR$	02.26.2026	4,724,444	03.26.2027	FIXED TNA 38.44%	Upon maturity	4,724,444	-
Corporate Bond Series 30 PSA - Pesos	12.23.2024	2,782,038	06.23.2026	TAMAR + 3.25%	Quarterly	-	6,500,402
Corporate bond Series 32 PSA - AR$	02.28.2025	19,813,161	02.28.2026	TAMAR + 3.2%	Quarterly	-	23,150,807
Corporate bond Class 20 - Series 1 - FCA AR$	11.29.2024	6,540	05.29.2027	FIXED UVA + 8.84%	Quarterly	10,501,147	12,977,903
Corporate bond Class 21 - Series 1 - FCA AR$	05.30.2025	2,371	05.30.2027	FIXED UVA + 10.50%	Quarterly	4,758,497	4,704,653
Corporate bond Class 22 - Series 1 - FCA AR$	02.24.2026	7,351	02.24.2028	FIXED UVA + 8.99%	Quarterly	14,753,733	-
Corporate bond Class 22 - Series 2 - FCA AR$	02.24.2026	7,900,000	11.24.2026	FIXED TNA 32.40%	Upon maturity	7,900,000	-
Corporate bond Class 22 - Series 3 - FCA AR$	02.24.2026	8,727,586	02.24.2027	TAMAR + 4.48%	Quarterly	8,727,586	-

Detail	Issuance date	Nominal value (in thousands)	Maturity	Rate	Payment of interest	Outstanding securities as of 06.30.26	Outstanding securities as of 12.31.25

Corporate bond Class 20 - Series 2 - FCA AR$	11.29.2024	2,550,000	03.01.2026	FIXED TNA 33.60%	Quarterly	-	2,979,563
Corporate bond Class 21 - Series 2 - FCA AR$	05.30.2025	6,773,333	05.30.2026	FIXED TNA 36.87%	Upon maturity	-	7,914,342
Corporate bond Class 21 - Series 3 - FCA AR$	05.30.2025	4,111,111	05.30.2026	TAMAR + 3.75%	Quarterly	-	4,803,652

				Total Consolidated Principal		841,574,285	706,150,161
				Consolidated Accrued Interest and adjustments payable		16,032,815	13,766,384
				Withdrawals (1)		(148,400)	(940,792)
				Total Consolidated Principal and Interest and adjustments accrued		857,458,700	718,975,753

(1) Withdrawals represent corporate bonds held in portfolio by subsidiaries.

Definitions:

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

TEM: Monthly effective rate.

TNA: Annual nominal rate

UVA: Acquisition value unit. The unit includes the update of the Benchmark Stabilization Coefficient (CER).

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized amount	Type of Corporate Bond	Term	Shareholders’ Meeting/Board of Directors’ Approval Date	CNV Approval
Banco BBVA Argentina S.A.	US$ 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	03.26.25	Resolution No. 14,967 dated November 29, 2004. The last increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.
Volkswagen Financial Services Cía. Financiera S.A.	US$ 250,000 thousand or its equivalent	Simple, not convertible into shares	5 years	04.24.23	The creation of the program and the extension thereof were authorized by Resolution No. RESFC-2018-19549-APN-DIR#CNV dated June 14, 2018, and DI2023-38-APN-GE#CNV dated August 18, 2023, respectively, issued by the Board of Directors of the CNV.
PSA Finance Argentina Compañía Financiera S.A.	Thousands of US$ 150,000 or its equivalent	Simple, non-convertible into shares	5 years	06.26.25	On April 26, 2018, the ordinary and extraordinary general shareholders’ meeting of PSA Finance Argentina Compañía Financiera S.A. decided on the updating and amendment of the Program terms and conditions to place corporate bonds stated in monetary units adjustable by indices, which was authorized by the CNV through Resolution No. RESFC-2018-19523- APN-DIR#CNV dated May 17, 2018. On August 8, 2025, the update and amendment of the Global Program for the issuance and reissuance of simple corporate bonds was issued and approved by the CNV on August 11, 2025.
FCA Compañía Financiera S.A.	Thousands of US$ 100,000 or its equivalent	Simple, non-convertible into shares	5 years	Shareholders’ Meeting dated March 20, 2025 and Board of Directors’ Meeting dated September 10, 2025	The public offering of the Corporate Bonds issued under the Program, the increase of the Program amount from US$500,000,000 to US$100,000,000, and the first extension of the Program term were authorized by the CNV through Resolution No. 16,448 dated November 10, 2010, Resolution No. 16,613 dated July 28, 2011, and Resolution No. 17,890 dated November 20, 2015. While the most recent extension of the Program term and amendment to certain terms and conditions were authorized by Resolution No. DI-2025-194-APN-GE#CNV of the CNV Issuers Department, dated October 22, 2025.

23. Provisions

Breakdown is as follows:

	06.30.26	12.31.25

Provision for contingent commitments (Exhibits J and R)	18,824,584	25,523,251
Provisions for termination plans (Exhibit J)	4,025,746	2,798,515
For administrative, disciplinary and criminal penalties (Note 53 and Exhibit J)	5,000	5,842
Other contingencies	30,001,728	30,451,838
Provision for commercial claims	22,360,167	21,672,234
Provision for labor claims	2,396,456	2,378,799
Provision for tax lawsuits	1,323,557	1,818,647
Other	3,921,548	4,582,158

TOTAL	52,857,058	58,779,446

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 249 claims brought against the Bank, including civil and commercial claims, which have arisen in the ordinary course of business. The estimated amount of such claims is 74,419, out of which a potential or possible cash disbursement of approximately 22,703 is expected for the next 6 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	06.30.26	12.31.25

Miscellaneous creditors	325,157,563	365,076,871
Short-term personnel benefits	150,402,377	171,591,730
Other collections and withholdings	126,099,593	133,967,840
Other taxes payable	91,965,642	108,970,337
Advances collected	61,003,195	101,251,283
Dividends payable (Note 45)	48,174,016	13,789,812
Long-term personnel benefits	6,823,899	6,861,160
Social security payment orders pending settlement	1,499,837	1,060,318
Termination benefits payable	1,230,000	1,437,201
Contract liabilities (1)	327,147	3,227,817
Other	5,857,169	10,649,348

TOTAL	818,540,438	917,883,717

(1) It represents a performance obligation that must be complied with within a period of time.

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of June 30, 2026:

Rights of use under leases

	Original value at the beginning of the fiscal year			Impairment				Residual value as of 06.30.26
				Accumulated as of 12.31.25		For the period (1)	Accumulated at period-end
Account		Additions	Derecognitions		Derecognitions

Leased real estate	174,622,306	10,683,975	15,277,330	76,015,825	6,375,448	4,057,298	73,697,675	96,331,276

(1) See note 39 to the consolidated condensed interim financial statements.

	Original value at the beginning of the fiscal year			Impairment				Residual value as of 12.31.25
				Accumulated as of 12.31.24		For the year	Accumulated at year end
Account		Additions	Derecognitions		Derecognitions

Leased real estate	164,017,013	22,788,842	12,183,549	76,358,376	7,853,218	7,510,667	76,015,825	98,606,481

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.26	12.31.25

Up to one year	6,251,095	2,301,932	8,553,027	3,944,584
From 1 to 5 years	33,789,806	5,365,264	39,155,070	38,732,636
More than 5 years	7,427,607	-	7,427,607	17,495,620

			55,135,704	60,172,840

Interest and exchange rate difference recognized in profit or loss

	06.30.26	06.30.25

Other operating expenses
Interest on lease liabilities (Note 40)	(2,894,526)	(2,783,255)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(371,366)	(5,892,354)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)       Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19,550). Therefore, and pursuant to Law No. 25.738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

–	Share premium

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

–	Equity adjustments

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

–	Other comprehensive income/(loss) (OCI)

–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.

–	Legal reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with the financial reporting framework set forth by the BCRA must be allocated to the legal reserve. (see note 45 a)).

–	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves set up by the express will of the Entity.

–	Reserve for first-time application of IFRS: originated in the valuation differences of assets and liabilities in accordance with international financial reporting standards at the time of initial adoption.

27. Analysis of the evolution of financing activities

The following table provides a reconciliation between the opening and closing balances of the main liabilities arising from financing activities:

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	06.30.26
Financial liabilities

Opening balance	718,975,753	60,172,840	965,920,522	1,745,069,115

Cash flow
Issuance - Non-subordinated corporate bonds	569,335,656	-	-	569,335,656
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(424,998,935)	-	(345,561,159)	(770,560,094)
Other payments related to financing activities			(46,378,095)	(46,378,095)
Payment of lease liabilities	-	(9,223,664)	-	(9,223,664)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	-	10,683,975	-	10,683,975
Accrued interest and adjustments	78,226,476	3,265,892	5,896,828	87,389,196
Monetary gain/(loss) generated by financial liabilities	(84,080,250)	(9,763,339)	(6,031,226)	(99,874,815)

Balance at fiscal period-end	857,458,700	55,135,704	573,846,870	1,486,441,274

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	06.30.25
Financial liabilities

Opening balance	178,145,534	49,799,551	308,846,565	536,791,650

Cash flow
Issuance - Non-subordinated corporate bonds	443,182,922	-	-	443,182,922
Increases of financing from local financial institutions	-	-	160,214,867	160,214,867
Other increases related to financing activities	-	-	21,646,772	21,646,772
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(63,693,879)	-	-	(63,693,879)
Payment of lease liabilities	-	(9,095,685)	-	(9,095,685)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	-	7,828,104	-	7,828,104
Accrued interest and adjustments	28,267,754	8,675,609	1,447,272	38,390,635
Monetary gain/(loss) generated by financial liabilities	(8,723,693)	(6,966,218)	(1,338,351)	(17,028,262)

Balance at fiscal period-end	577,178,638	50,241,361	490,817,125	1,118,237,124

28. Interest income

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Interest from commercial papers	263,939,246	557,458,219	243,877,677	479,317,761
Interest from government securities	194,753,298	448,610,167	150,500,672	389,981,110
Interest from credit card loans	210,221,877	441,819,734	219,869,960	423,081,995
Interest from consumer loans	183,643,518	389,614,775	229,107,694	424,151,676
Interest from other loans	135,791,002	318,824,006	144,688,124	258,875,676
CER clause adjustment	127,548,750	229,446,883	136,859,090	248,697,698
UVA clause adjustment	104,087,370	198,494,973	59,988,977	99,443,482
Interest from overdrafts	86,469,247	194,075,069	117,014,417	201,739,791
Interest from pledge loans	56,622,265	118,160,210	36,110,686	69,533,073
Interest from loans for the prefinancing and financing of exports	42,202,828	81,588,070	27,374,311	43,548,137
Interest on loans to the financial sector	11,936,451	32,235,150	14,622,499	23,894,064
Interest from mortgage loans	16,535,675	31,106,444	9,235,014	16,617,899
Interest from finance leases	4,739,575	9,599,698	4,562,444	9,204,087
Interest for reverse repurchase agreements	4,113,381	4,401,357	12,397	12,397
Premium from private securities	855,573	1,843,474	890,435	1,906,741
Other interest	3,839,713	22,138,272	8,294,631	12,782,145

TOTAL	1,447,299,769	3,079,416,501	1,403,009,028	2,702,787,732

29. Interest expense

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Interest from time deposits	369,487,780	874,869,471	450,460,537	847,231,067
Interest from current accounts deposits	61,169,176	131,092,513	86,702,646	161,287,664
Interest from other financial liabilities	49,561,773	102,219,375	35,836,829	61,713,799
Interfinancial loans received	36,902,886	76,774,409	28,072,400	52,163,304
Premium for repurchase agreements	5,927,936	19,805,108	-	2,154,381
UVA clause adjustment	7,925,312	11,899,767	6,302,835	12,529,253
Borrowing surety bond transactions	1,231,542	5,578,363	2,336,041	3,473,214
Interest from savings accounts deposits	2,889,074	5,572,417	2,950,838	5,494,772

TOTAL	535,095,479	1,227,811,423	612,662,126	1,146,047,454

30. Commission income

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

For credit cards	155,153,476	304,912,469	116,220,493	247,618,003
Linked to liabilities	63,448,826	127,514,233	69,988,016	138,135,961
Linked to loans	28,161,266	55,052,191	26,679,184	54,196,052
From foreign trade and foreign currency transactions	11,477,228	22,381,490	8,366,494	16,938,609
From insurance	8,587,515	17,543,990	9,098,160	18,267,488
Linked to securities	3,453,381	7,285,031	5,212,374	14,137,658
From guarantees granted	395,176	562,768	32,483	133,389
Linked to loan commitments	-	-	139,839	2,033,833

TOTAL	270,676,868	535,252,172	235,737,043	491,460,993

31. Commission expenses

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

For credit and debit cards	47,461,590	85,366,856	62,975,581	128,009,912
For foreign trade transactions	29,517,622	60,052,299	23,048,160	42,995,539
For payment of wages	3,401,157	7,160,016	6,994,701	16,455,387
For data processing	2,785,776	5,281,100	3,408,650	7,104,620
For new channels	1,375,699	2,459,685	7,426,514	16,795,189
Linked to transactions with securities	780,986	1,049,125	194,514	259,006
For advertising campaigns	256,964	561,174	194,441	890,010
Other commission expenses	6,125,950	13,081,484	5,890,122	12,065,052

TOTAL	91,705,744	175,011,739	110,132,683	224,574,715

32. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Gain from government securities	32,294,490	56,027,291	53,862,504	97,171,481
Gain from private securities	2,519,985	8,949,493	3,753,070	5,109,626
Gain from corporate bonds	84,345	112,481	13,294	13,740
Interest rate swaps	75,920	74,466	1,601,413	1,077,551
Gain/(loss) from foreign currency forward transactions	959,799	(6,619,726)	3,604,913	5,051,918
Others	(302)	34,790	(538)	(538)

TOTAL	35,934,237	58,578,795	62,834,656	108,423,778

33. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Income from sale of government securities	18,134,642	15,109,924	(449,273)	110,489,085
Income from sale of private securities	21,575	100,186	56,777	2,581,374

TOTAL	18,156,217	15,210,110	(392,496)	113,070,459

34. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Income from trading in foreign currency	58,109,874	117,472,099	67,229,852	94,267,672
Conversion of foreign currency assets and liabilities into pesos	(9,545,163)	(11,972,909)	5,174,112	(10,348,073)

TOTAL	48,564,711	105,499,190	72,403,964	83,919,599

35. Other operating income

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Rental of safe deposit boxes	11,703,718	24,524,751	10,854,362	21,735,328
Punitive interest	9,429,187	20,599,005	7,730,388	12,826,784
Adjustments and interest on miscellaneous receivables	9,311,474	19,422,029	12,478,691	25,485,345
Debit and credit card commissions	7,854,628	17,767,015	7,606,110	16,620,978
Loans recovered	5,190,731	9,251,341	4,323,052	8,688,697
Rent	2,235,672	4,809,797	2,527,453	5,074,257
Fee expenses recovered	1,813,159	4,109,372	2,135,546	4,289,168
Commission from syndicated transactions	770,805	2,163,895	327,748	878,116
Allowances reversed	(30,999)	100,384	(2,208,352)	189,710
Other operating income	16,079,856	31,638,450	4,426,415	9,357,083

TOTAL	64,358,231	134,386,039	50,201,413	105,145,466

36. Impairment of financial assets

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Financial assets at amortized cost
Loan loss allowance in pesos (1)	205,143,769	426,693,507	188,187,554	323,259,987
Loan loss allowance in foreign currency	98,810,882	138,585,387	4,810,765	5,526,686

Financial assets at fair value through OCI
Correction of value due to credit losses (2)	(143,023)	(56,598)	9,416	(105,248)

TOTAL	303,811,628	565,222,296	193,007,735	328,681,425

(1)   It mainly represents loans and other financing.

(2)   It represents debt securities.

37. Personnel benefits

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Salaries	102,150,497	208,124,371	110,289,623	216,741,044
Social security withholdings and collections	34,064,114	71,087,444	34,887,837	65,528,410
Other short-term personnel benefits	30,232,887	51,917,725	29,669,097	55,029,942
Personnel compensation and bonuses	17,083,394	47,041,528	5,419,511	9,758,974
Personnel services	4,693,463	9,171,518	6,616,592	11,397,631
Employee termination benefits (Exhibit J)	1,630,692	1,630,692	1,218,969	1,218,969
Other long-term personnel benefits	951,911	951,911	1,247,980	1,247,980

TOTAL	190,806,958	389,925,189	189,349,609	360,922,950

38. Administrative expenses

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Rent	27,017,905	52,823,156	21,274,738	41,569,152
Contracted administrative services	20,800,755	45,373,127	33,407,450	71,777,854
Taxes	21,752,963	44,167,524	25,649,037	50,819,483
Maintenance and repair costs	17,225,034	35,309,908	17,968,315	34,961,912
IT	14,044,428	28,484,702	10,748,244	16,891,275
Armored transportation services	13,044,635	27,690,293	17,091,917	46,217,952
Other fees	11,401,793	20,663,122	8,258,347	15,354,804
Advertising	7,883,336	20,409,514	15,932,262	35,013,060
Electricity and communications	7,012,826	14,862,957	7,704,754	15,090,470
Security services	6,781,410	11,175,389	8,555,755	17,443,053
Trade reports	4,456,530	9,571,231	6,033,710	13,541,565
Documents distributions	3,481,748	8,297,227	10,647,096	18,692,455
Insurance	1,562,083	3,425,679	1,636,836	3,554,867
Representation and travel expenses	1,588,972	3,039,688	1,770,714	3,216,738
Fees to Bank Directors and Supervisory Committee	282,098	537,562	309,551	561,074
Stationery and supplies	180,326	381,558	266,574	540,815
Other administrative expenses	5,429,886	15,302,586	9,934,531	19,135,379

TOTAL	163,946,728	341,515,223	197,189,831	404,381,908

39. Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Property and equipment (Note 14)	22,936,147	48,730,605	21,471,718	44,381,004
Intangible assets (Note 15)	10,065,151	16,189,209	6,725,664	11,330,126
Right of use of leased real estate (Note 14)	2,040,691	4,057,298	1,656,541	3,294,274
Other assets	1,704,538	2,026,289	1,645,709	1,912,724
Loss from sale or impairment of property, plant and equipment	47,493	116,542	-	41,238

TOTAL	36,794,020	71,119,943	31,499,632	60,959,366

40. Other operating expenses

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Turnover tax	144,506,301	302,239,297	146,331,647	271,968,773
Initial recognition of loans	26,973,929	53,249,027	32,686,862	63,572,599
Contribution to the Deposit Guarantee Fund (Note 47)	7,480,283	15,342,506	6,571,442	12,901,575
Other allowances	3,587,526	6,013,470	16,900,414	26,571,924
Claims	1,655,952	3,659,708	6,235,388	9,132,829
Interest on liabilities from leases (Note 25)	1,386,845	2,894,526	1,337,941	2,783,255
Adjustment for restatement of dividends in constant currency	-	386,876	659,061	659,061
Other operating expenses	19,058,668	37,547,937	16,356,746	31,304,467

TOTAL	204,649,504	421,333,347	227,079,501	418,894,483

41. Fair values of financial instruments

41.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of June 30, 2026 is detailed below:

	Accounting balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	253,981,089	169,109,955	84,871,134	-
Derivative instruments	7,966,684	4,837,232	3,129,452	-
Other financial assets	31,601,327	31,601,327	-	-
Other debt securities	4,782,581,187	3,679,026,214	1,103,554,973	-
Financial assets pledged as collateral	96,799,661	96,799,661	-	-
Investments in equity instruments	27,305,454	15,665,151	1,906,870	9,733,433

Financial liabilities

Liabilities at fair value through profit or loss	73,660,500	73,660,500	-	-
Derivative instruments	6,667,180	3,453,441	3,213,739	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2025 is detailed below:

	Accounting Balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	368,610,219	303,066,315	65,543,904	-
Derivative instruments	45,412,335	13,778,487	31,633,848	-
Other financial assets	2,026,884	2,026,884	-	-
Other debt securities	2,873,963,390	2,457,181,215	416,782,175	-
Financial assets pledged as collateral	729,835,007	729,835,007	-	-
Investments in equity instruments	24,291,439	16,772,736	1,605,803	5,912,900

Financial liabilities

Derivative instruments	7,589,941	4,846,775	2,743,166	-

Financial assets at fair value consist of Argentine Treasury Bonds, Argentine Treasury Bills, BCRA Bonds, private debt securities (corporate bonds), shares and mutual funds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (A3), foreign currency NDF (non-delivery forwards) and interest rate swaps.

41.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

41.2.1. Transfers from Level 1 to Level 2

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 1 to Level 2 of the fair value hierarchy:

	06.30.26	12.31.25

Empresa de Gas del Sur (EMGASUD) S.A. Corporate Bond Series 39 USD. Maturity 07-14-2028	3,148,061	-
John Deere Credit Cia Financiera S.A. Corporate bond Series X USD. Maturity 03-08-2026	-	1,724,225

41.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	06.30.26	12.31.25

Treasury Bill adjusted by Cer. Maturity 11-30-2026	14,048,011	-
CNH Industrial Capital Argentina Corporate Bond Series 10 in USD. Maturity 06-03-2028	4,549,164	-
CAPEX S.A. Corporate Bond Series 11 in USD. Maturity 06-17-2028	2,221,193	-
360 Energy Solar S.A. Corporate Bond Series 4 in USD at a fixed rate. Maturity 10-30-2027	-	3,917,845
Petroquímica Comodoro Rivadavia Corporate Bond Series R in USD. Maturity 10-22-2028	-	3,998,844
Minera EXAR Corporate Bond Series 1 in USD. Maturity 11-11-2027	-	3,357,481
Empresa de Gas del Sur (EMGASUD) S.A. Corporate Bond Series 39 in USD. Maturity 07-14-2028	-	3,276,867

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that bills and corporate bonds were listed on the market the number of days necessary to be considered Level 1.

41.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, the spot discount curve in US dollars, the discount curves of corporate bonds in US dollars (one of the energy sector and the other of several industries), the discount curve of US-dollar-linked corporate bonds, CER discount curve, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, the Overnight Index Swap (OIS) international dollar curve, the yield curve in euros, Badlar rate, TAMAR rate, UVA index, CER index and the spot selling exchange rates published by Banco de la Nación Argentina (BNA) and the 3500 dollar. Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value pricing established by the Bank for fixed income consists in considering the representative market prices from A3 Mercados S.A. (formerly, Mercado Abierto Electrónico S.A.) as the primary source and BYMA as the secondary source for quotes from the last business day at the end of the month. This criteria adjustment aims to ensure that the month-end amount reflects a valuation more accurately aligned with the market value.

The pricing process with these hierarchies is maintained over the last 10 business days, prioritizing the price from A3 Mercados S.A. and then the price from BYMA according to timeliness. For example, a quote in BYMA on T-1 is considered above a quote in A3 Mercados S.A. on T-2.

For Argentine Treasury bonds and bills, if the bonds have not traded for the last 10 business days in A3 or BYMA, fair value is determined by discounting cash flows using the pertinent discount curve.

Corporate Bonds in US dollars, if bonds have not trade for the last 10 business in A3 Mercados S.A. or BYMA, they are valued at the present value of the future cash flows with the discount curve that corresponds to the type of industry or sector. The same criteria applies to the case of Corporate Bonds that are Dollar Link, except that in this case the discount curve used is the dollar linked curve.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar exchange rate for selling currency published by Banco de la Nación Argentina (BNA). Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar exchange rate for selling currency published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the Euro exchange rate for selling currency published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro exchange rate for selling currency published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar exchange rate for selling currency published by BNA. Cash flows in dollars are discounted using the yield curve in dollars. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

For corporate bonds in pesos that are in portfolio classified as Level 3, the valuation criterion is as follows:

Latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) adding the accrued interest to date. In cases where the security has gone ex-coupon, the “clean” price is calculated. In cases where principal amortization has occurred, such amortization is deducted and the “dirty” price is recalculated by accruing interest until the fiscal year-end. For this period, no corporate bonds were classified with this level.

41.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	06.30.26	12.31.25

Balance at the beginning of the fiscal year	5,912,900	10,021,276

Other debt securities - Private securities - Corporate bonds	-	(3,257,181)
Equity instruments	4,672,994	1,552,123
Monetary loss from assets at fair value	(852,461)	(2,403,318)

Balance at fiscal period/year-end	9,733,433	5,912,900

41.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.
–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of June 30, 2026 is detailed below:

	Accounting balance	Book value presented as fair value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value	Total Fair Value

Financial assets

Cash and deposits in banks	4,049,937,334	4,049,937,334	-	-	-	4,049,937,334
Repo transactions	25,988,623	25,988,623	-	-	-	25,988,623
Other financial assets	258,600,780	258,600,780	-	-	-	258,600,780
Loans and other financing
Non-financial government sector	5,822,778	5,822,778	-	-	-	5,822,778
Other financial institutions	166,716,349	-	-	138,156,743	-	138,156,743
Non-financial private sector and residents abroad	16,224,773,263	-	-	-	16,351,901,948	16,351,901,948
Other debt securities	14,846,784	-	-	14,867,671	-	14,867,671
Financial assets pledged as collateral	611,885,024	611,885,024	-	-	-	611,885,024

Financial liabilities
Deposits	19,207,959,699	11,348,405,993	-	-	7,894,151,733	19,242,557,726
Other financial liabilities	2,137,777,390	2,137,777,390	-	-	-	2,137,777,390
Financing received from the BCRA and other financial institutions	573,846,870	-	-	595,412,023	-	595,412,023
Corporate bonds issued	857,458,700	-	-	874,534,289	-	874,534,289

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2025 is detailed below:

	Accounting balance	Book value presented as fair value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value	Total Fair Value

Financial assets

Cash and deposits in banks	5,552,885,467	5,552,885,467	-	-	-	5,552,885,467
Other financial assets	175,399,976	175,399,976	-	-	-	175,399,976
Loans and other financing
Non-financial government sector	3,683,775	3,683,775	-	-	-	3,683,775
Other financial institutions	270,611,438	-	-	315,121,208	-	315,121,208
Non-financial private sector and residents abroad	16,607,804,737	-	-	-	17,424,288,647	17,424,288,647
Other debt securities	682,352,794	-	-	693,030,441	-	693,030,441
Financial assets pledged as collateral	674,394,732	674,394,732	-	-	-	674,394,732

Financial liabilities

Deposits	20,103,374,772	12,184,765,975	-	-	8,006,662,416	20,191,428,391
Repo transactions	547,104,186	547,104,186	-	-	-	547,104,186
Other financial liabilities	2,074,803,869	2,074,803,869	-	-	-	2,074,803,869
Financing received from the BCRA and other financial institutions	965,920,522	-	-	1,014,224,645	-	1,014,224,645
Corporate bonds issued	718,975,753	-	-	766,109,620	-	766,109,620

42. Segment reporting

Basis for segmentation

As of June 30, 2026 and December 31, 2025, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of June 30, 2026 and December 31, 2025:

Group (banking activity)(1)	06.30.26	12.31.25

Loans and other financing	16,397,312,390	16,882,099,950
Corporate banking (2)	4,069,613,260	2,989,567,651
Small and medium companies (3)	4,901,597,866	5,568,049,339
Retail	7,426,101,264	8,324,482,960

Other assets	11,742,180,202	12,807,051,859
TOTAL ASSETS	28,139,492,592	29,689,151,809

Deposits	19,207,959,699	20,103,374,772
Corporate banking (2) (3)	7,692,580,069	7,893,095,868
Small and medium companies (2) (3)	1,763,965,708	1,995,934,002
Retail	9,751,413,922	10,214,344,902

Other liabilities	4,605,813,345	5,444,959,867
TOTAL LIABILITIES	23,813,773,044	25,548,334,639

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), BBVA Securities Argentina S.A.U., PSA Finance Argentina Cía. Financiera S.A., FCA Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

43. Related parties

43.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

43.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

43.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	06.30.26	06.30.25

Fees	407,556	394,490

Total	407,556	394,490

43.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of

	06.30.26	12.31.25

Loans
Overdrafts	3	2
Credit cards	62,771	134,580
Consumer loans	4,018	194,804

Deposits
Deposits	735,594	1,411,604

	Profit or loss from transactions

	06.30.26	06.30.25

Profit or loss
Interest income	2,770	43,047
Interest expense	(7,481)	(3,180)
Commission income	1,710	1,288
Commission expense	(1,564)	(1,985)
Other operating income	2,755	2,914

Loans are granted on an arm’s length basis. As of June 30, 2026 and December 31, 2025, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

43.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of
	06.30.26	12.31.25

Assets
Cash and deposits in banks	32,665,013	17,804,421
Derivative instruments (Assets)	224,978	345,682
Financial assets pledged as collateral	400,415	545,684
Other financial assets	101,748	63,151

Other non-financial liabilities
Other non-financial liabilities	52,807,877	43,385,292

Off-balance sheet balances

Securities in custody	4,144,579,620	4,355,878,441
Guarantees received	267,416,201	129,000,672
Sureties granted	171,810,278	12,420,869
Derivative instruments	38,225,567	10,359,543

	Profit or loss from transactions
	06.30.26	06.30.25

Profit or loss
Interest income	6,024	992
Commission income	186	52,412
Net loss from measurement of financial instruments at fair value through profit or loss	-	(1)
Other operating income	17,130	34,285
Administrative expenses	(58,949,617)	(22,192,774)

Subsidiaries (1)	Balances as of
	06.30.26	12.31.25

Assets
Loans and other financing	474,114,093	341,319,614
Derivative instruments (Assets)	-	89,182
Other debt securities	-	765,257
Other financial assets	2,166,667	-

Liabilities
Deposits	23,223,204	88,402,663
Other non-financial liabilities	812,608	7,761,844
Corporate bonds issued	148,400	175,535

Off-balance sheet balances

Interest rate swaps	-	4,803,652
Securities in custody	2,115,763	2,498,911

	Profit or loss from transactions
	06.30.26	06.30.25

Profit or loss
Interest income	58,421,705	34,689,524
Interest expense	(751,124)	(521,498)
Commission income	84,031	25,061
Commission expense	(3,207,844)	(4,428,981)
Net income from measurement of financial instruments at fair value through profit or loss	15,328	-
Foreign exchange and gold gains/(losses)	19	963
Other operating income	2,904,311	3,086,558
Administrative expenses	(642,787)	(993,443)
Other operating expenses	-	(5)

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of June 30, 2026 and 2025, respectively.

Associates	Balances as of
	06.30.26	12.31.25
Assets

Cash and deposits in banks	7,368	8,241
Loans and other financing	79,819,977	73,364,713
Derivative instruments	462,494	750,331
Other financial assets	7,161,475	6,816,757

Liabilities

Deposits	11,493,439	11,622,490

Off-balance sheet balances

Interest rate swaps	4,700,000	16,358,384
Securities in custody	51,242,679	44,082,276
Guarantees received	241,096	277,227
Sureties granted	-	277,227

	Profit or loss from transactions
	06.30.26	06.30.25

Profit or loss
Interest income	14,521,149	8,339,479
Interest expense	(188,184)	(263,591)
Commission income	15,270,990	14,006,411
Commission expense	(31,991)	(19,180)
Net income from measurement of financial instruments at fair value through profit or loss	140,008	1,035,295
Foreign exchange and gold gains/(losses)	32,783	62,197
Other operating income	1,750,904	1,759,662

Transactions have been agreed upon on an arm’s length basis. As of June 30, 2026 and December 31, 2025, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

44. Financial instruments risks

44.1 Risk policies of financial instruments

In this consolidated condensed interim financial statements, the Entity has applied the same risk policies of financial instruments as in the preparation of its financial statements as of December 31, 2025.

44.2 Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 - BCRA (expected loss model, except for non-financial government sector's financial assets), as of June 30, 2026 and December 31, 2025:

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.25	15,738,282,000	1,260,919,011	31,011,332	812,668,066	58,629,512	17,901,509,921

Inter-stage Transfers:
From stage 1 to stage 2	(1,728,121,965)	1,740,622,457	322,301	-	-	12,822,793
From stage 2 to stage 1	829,359,540	(849,498,922)	-	-	-	(20,139,382)
From stage 1 or 2 to stage 3	(87,812,505)	(756,803,515)	(15,947,846)	822,718,095	19,844,973	(18,000,798)
From stage 3 to stage 1 or 2	7,586,910	11,763,501	532,763	(19,409,115)	(1,194,144)	(720,085)
Changes without inter-stage transfers	(29,131,057)	41,634,187	48,466,088	(221,852,291)	42,016,236	(118,866,837)
Newly originated financial assets	11,895,522,335	288,763,270	52,821,770	222,367,002	6,668,548	12,466,142,925
Reimbursements	(8,501,466,577)	(383,307,158)	(50,071,255)	(119,053,961)	(16,086,561)	(9,069,985,512)
Write-offs	-	(2)	-	(299,950,129)	(9,659,142)	(309,609,273)
Foreign exchange differences	69,702,334	2,885,600	649,967	6,745	319,248	73,563,894
Inflation adjustment	(2,345,203,485)	(188,768,601)	(6,620,948)	(146,508,752)	(13,215,889)	(2,700,317,675)

Balances as of 06.30.26	15,848,717,530	1,168,209,828	61,164,172	1,050,985,660	87,322,781	18,216,399,971

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	11,623,905,459	607,738,061	32,888,491	165,241,211	8,163,870	12,437,937,092

Inter-stage Transfers:
From stage 1 to stage 2	(3,223,315,167)	3,314,116,110	-	-	-	90,800,943
From stage 2 to stage 1	1,603,935,436	(1,580,847,885)	(10,936,672)	-	-	12,150,879
From stage 1 or 2 to stage 3	(120,215,969)	(999,129,714)	(4,396,607)	1,116,657,620	5,705,266	(1,379,404)
From stage 3 to stage 1 or 2	22,770,871	20,737,840	640,481	(65,165,254)	(3,371,504)	(24,387,566)
Changes without inter-stage transfers	(95,956,606)	147,080,229	(13,042,848)	(27,996,153)	44,949,154	55,033,776
Newly originated financial assets	25,574,672,703	444,281,543	94,602,847	136,809,688	12,015,143	26,262,381,924
Reimbursements	(16,836,044,418)	(454,046,455)	(65,394,277)	(125,160,754)	(4,209,508)	(17,484,855,412)
Write-offs	-	(788)	-	(287,105,668)	(2,328,041)	(289,434,497)
Foreign exchange differences	1,034,614,814	9,098,377	4,893,739	259,874	2,157,560	1,051,024,364
Inflation adjustment	(3,846,085,123)	(248,108,307)	(8,243,822)	(100,872,498)	(4,452,428)	(4,207,762,178)

Balances as of 12.31.25	15,738,282,000	1,260,919,011	31,011,332	812,668,066	58,629,512	17,901,509,921

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.25	6,255,551,737	397,264,107	419,459	1,994,260	76,194	6,655,305,757

Inter-stage Transfers:
From stage 1 to stage 2	(376,645,669)	315,668,247	-	-	-	(60,977,422)
From stage 2 to stage 1	323,465,344	(334,686,350)	-	-	-	(11,221,006)
From stage 1 or 2 to stage 3	(3,239,997)	(2,249,092)	(13,642)	2,512,196	18,160	(2,972,375)
From stage 3 to stage 1 or 2	1,104,961	374,281	8,028	(1,551,341)	(15,699)	(79,770)
Changes without inter-stage transfers	(265,549,900)	(19,867,491)	402,467	(490,702)	(6,169)	(285,511,795)
Newly originated financial commitments	1,027,426,903	41,728,688	13,485	458,678	-	1,069,627,754
Reimbursements	(740,620,952)	(62,431,622)	(444,633)	(675,757)	(1,716)	(804,174,680)
Write-offs	-	-	-	(2,581)	-	(2,581)
Foreign exchange differences	7,387,885	(885,939)	(25,744)	(1,270)	-	6,474,932
Inflation adjustment	(886,571,364)	(52,190,902)	(88,415)	(264,520)	(16,353)	(939,131,554)

Balances as of 06.30.26	5,342,308,948	282,723,927	271,005	1,978,963	54,417	5,627,337,260

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	5,089,063,369	244,344,036	1,189,944	1,456,555	3,036	5,336,056,940

Inter-stage Transfers:
From stage 1 to stage 2	(1,127,705,119)	899,936,985	-	-	-	(227,768,134)
From stage 2 to stage 1	1,009,482,837	(731,543,885)	(10,973)	-	-	277,927,979
From stage 1 or 2 to stage 3	(5,047,570)	(2,007,492)	(1,799)	4,288,875	4,520	(2,763,466)
From stage 3 to stage 1 or 2	2,196,591	895,507	7,639	(2,992,664)	(62,217)	44,856
Changes without inter-stage transfers	2,456,667,430	104,948,610	(379,400)	(100,074)	97,931	2,561,234,497
Newly originated financial commitments	1,721,925,017	77,730,976	93,325	822,344	60,618	1,800,632,280
Reimbursements	(1,357,860,323)	(106,874,466)	(412,056)	(1,097,954)	(14,158)	(1,466,258,957)
Write-offs	-	-	-	(2,049)	-	(2,049)
Foreign exchange differences	92,282,466	3,994,012	32,672	1,284	-	96,310,434
Inflation adjustment	(1,625,452,961)	(94,160,176)	(99,893)	(382,057)	(13,536)	(1,720,108,623)

Balances as of 12.31.25	6,255,551,737	397,264,107	419,459	1,994,260	76,194	6,655,305,757

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.25	69,060,883	67,632,980	5,350,982	538,432,653	43,970,218	724,447,716

Inter-stage Transfers:
From stage 1 to stage 2	(29,769,753)	96,102,464	8,451	-	-	66,341,162
From stage 2 to stage 1	8,204,399	(28,528,688)	-	-	-	(20,324,289)
From stage 1 or 2 to stage 3	(2,887,488)	(95,116,416)	(4,176,953)	430,493,030	8,545,593	336,857,766
From stage 3 to stage 1 or 2	473,308	778,365	442,920	(12,986,159)	(855,862)	(12,147,428)
Changes without inter-stage transfers	16,841,196	25,374,082	5,132,010	22,277,683	20,057,480	89,682,451
Newly originated financial assets	53,040,137	10,251,937	1,551,412	123,104,970	4,391,654	192,340,110
Reimbursements	(49,987,949)	(14,650,607)	(1,185,739)	(73,299,668)	(10,192,281)	(149,316,244)
Write-offs	-	-	-	(236,336,050)	(7,527,127)	(243,863,177)
Foreign exchange differences	81,490	134,038	185,102	3,393	168,757	572,780
Inflation adjustment	(10,359,840)	(9,315,921)	(875,770)	(98,146,340)	(9,433,042)	(128,130,913)

Balances as of 06.30.26	54,696,383	52,662,234	6,432,415	693,543,512	49,125,390	856,459,934

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	83,857,419	34,387,226	1,550,053	121,373,717	6,003,330	247,171,745

Inter-stage Transfers:
From stage 1 to stage 2	(80,589,311)	228,642,817	-	-	-	148,053,506
From stage 2 to stage 1	21,837,341	(62,930,230)	(485,060)	-	-	(41,577,949)
From stage 1 or 2 to stage 3	(7,140,909)	(180,525,195)	(787,426)	623,004,285	3,040,922	437,591,677
From stage 3 to stage 1 or 2	1,959,779	1,759,237	487,174	(37,819,430)	(2,197,363)	(35,810,603)
Changes without inter-stage transfers	(7,935,514)	54,638,278	1,367,041	160,522,315	36,177,636	244,769,756
Newly originated financial assets	231,090,940	23,295,626	6,771,685	81,661,249	8,944,898	351,764,398
Reimbursements	(153,205,534)	(16,694,064)	(3,294,464)	(77,795,180)	(3,618,019)	(254,607,261)
Write-offs	-	(3,015)	-	(260,898,706)	(2,275,215)	(263,176,936)
Foreign exchange differences	5,276,948	379,700	144,559	44,337	1,415,256	7,260,800
Inflation adjustment	(26,090,276)	(15,317,400)	(402,580)	(71,659,934)	(3,521,227)	(116,991,417)

Balances as of 12.31.25	69,060,883	67,632,980	5,350,982	538,432,653	43,970,218	724,447,716

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.25	17,527,051	6,734,402	10,106	1,179,311	72,381	25,523,251

Inter-stage Transfers:
From stage 1 to stage 2	(2,708,172)	5,677,433	-	-	-	2,969,261
From stage 2 to stage 1	1,747,402	(5,389,278)	-	-	-	(3,641,876)
From stage 1 or 2 to stage 3	(105,336)	(215,920)	(440)	1,326,725	23,660	1,028,689
From stage 3 to stage 1 or 2	91,655	19,937	31,624	(925,959)	(90,857)	(873,600)
Changes without inter-stage transfers	(4,643,906)	(1,018,485)	226,830	(82,160)	64,706	(5,453,015)
Newly originated financial commitments	6,018,016	593,683	1,048	240,888	-	6,853,635
Reimbursements	(2,373,282)	(1,162,826)	(218,473)	(407,724)	(8,333)	(4,170,638)
Write-offs	-	-	-	(2,065)	-	(2,065)
Foreign exchange differences	955	(1,868)	(11,077)	(748)	-	(12,738)
Inflation adjustment	(2,385,050)	(811,045)	(22,872)	(163,251)	(14,102)	(3,396,320)

Balances as of 06.30.26	13,169,333	4,426,033	16,746	1,165,017	47,455	18,824,584

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	26,948,799	7,062,056	17,336	978,818	7,476	35,014,485

Inter-stage Transfers:
From stage 1 to stage 2	(11,204,705)	20,292,106	-	-	-	9,087,401
From stage 2 to stage 1	7,528,791	(15,649,132)	(4,899)	-	-	(8,125,240)
From stage 1 or 2 to stage 3	(104,584)	(153,553)	(29,085)	2,315,097	28,899	2,056,774
From stage 3 to stage 1 or 2	240,478	71,376	11,214	(1,862,901)	(128,197)	(1,668,030)
Changes without inter-stage transfers	(9,582,028)	(2,785,877)	20,444	172,828	135,026	(12,039,607)
Newly originated financial commitments	16,719,234	1,275,709	1,290	476,461	56,299	18,528,993
Reimbursements	(6,479,353)	(1,343,870)	(3,327)	(672,028)	(8,884)	(8,507,462)
Write-offs	-	-	-	(1,430)	-	(1,430)
Foreign exchange differences	389,217	16,095	173	-	-	405,485
Inflation adjustment	(6,928,798)	(2,050,508)	(3,040)	(227,534)	(18,238)	(9,228,118)

Balances as of 12.31.25	17,527,051	6,734,402	10,106	1,179,311	72,381	25,523,251

45. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve.
b)	By means of Communication “A” 6464, as amended and supplemented, the BCRA establishes the general procedure for the distribution of earnings. According to such procedure, distributions are allowed only if certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of June 30, 2026 amounts to 247,514,137.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDCOn1).

Pursuant to Communication “A” 8410, dated March 19, 2026, through December 31, 2026, the BCRA authorized financial institutions that have prior authorization to distribute dividends of up to 60% of their “distributable earnings” corresponding to fiscal year 2025, in three equal and non-cumulative monthly installments, commencing on the third business day of May 2026, with each installment payable not earlier than the third business day of each subsequent month.

c)	Pursuant to the provisions of resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 23, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 70,648,487 108,592,456 in restated amounts) of Unappropriated retained earnings for fiscal year 2024 to the Legal Reserve.
–	To earmark 282,593,950 434,369,824 in restated amounts) of Unappropriated retained earnings for fiscal year 2024 to the Optional Reserve for future distribution of earnings.

–	To earmark 89,413,163 137,435,481 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends for 89,413,163 137,435,481 in restated amounts).

On May 12, 2025, the BCRA approved the distribution of 89,413,163 137,435,481 in restated amounts), which were paid as established by Communications “A” 8214 and “A” 8235:

–	Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the calculation of the bid made by the BCRA.

If the subscription of BOPREAL was not chosen, the payment to nonresident shareholders was made in Argentine pesos.

–	Resident shareholders: payment to resident shareholders will be made in pesos.

The payment in BOPREAL was made on June 25, 2025, while the payment to resident shareholders was made in 10 installments, which were settled between June 2025 and March 2026.

On April 28, 2026, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 49,998,273 58,420,783 in restated amounts) of Unappropriated retained earnings for fiscal year 2025 to the Legal Reserve.
–	To earmark 199,993,090 233,683,131 in restated amounts) of Unappropriated retained earnings for fiscal year 2025 to the Optional Reserve for future distribution of earnings.
–	To earmark 63,057,000 70,313,125 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends for 63,057,000 70,313,125 in restated amounts).

On May 15, 2026, the BCRA approved the distribution of 63,057,000 70,313,025 in restated amounts), which were paid in 3 equal, non-cumulative monthly installments, as set forth in Communication “A” 8410.

The installment payments were made on June 11, July 6 and August 6, 2026.

As of June 30, 2026, the balance of 48,174,016 recorded under Other non-financial liabilities corresponds to the remaining dividends payable approved by the shareholders’ meetings for fiscal year 2025. Of this amount, 46,007,350 was attributable to the Bank and 2,166,666 to PSA.

46. Restricted assets

As of June 30, 2026 and December 31, 2025, the Group has the following restricted assets:

a)	The Entity does not have any assets pledged as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
b)	The Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 708,684,685 and 1,404,229,739 as of June 30, 2026 and December 31, 2025, respectively (see Note 10).

47. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 50,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 11.3549% share of the corporate stock as of December 31, 2025 (BCRA Communication “B” 13138).

As of June 30, 2026 and 2025, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 15,342,506 and 12,901,575, respectively.

48. Minimum cash and minimum capital requirements

48.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.26	12.31.25

Balances at the BCRA

BCRA - Current account not restricted	1,544,541,131	2,530,718,689
BCRA - Special guarantee accounts	405,693,024	405,508,432

	1,950,234,155	2,936,227,121

Government securities in pesos – At fair value through OCI (1)	4,484,617,558	2,786,721,759
Government securities in pesos – At fair value through profit or loss (1)	55,216,514	-
Government securities in pesos – At amortized cost (1)	14,846,784	682,352,794

TOTAL	6,504,915,011	6,405,301,674

(1) See detail of securities considered (identified with (1)), as of June 2026, in Exhibit A to the consolidated financial statements.

The balances disclosed are consistent with those reported by the Bank.

48.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement – Consolidated basis	06.30.26	12.31.25

Credit risk	(1,521,983,014)	(1,606,463,019)
Operational risk	(103,551,421)	(65,145,152)
Market risk	(7,756,167)	(5,950,892)

Paid-in	3,662,782,205	3,561,040,916

Surplus	2,029,491,603	1,883,481,853

49. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622/13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds (AAPICFCI) under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of June 30, 2026, it amounts to 948,625. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 474,313, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2027 as of June 30, 2026 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 5,725,353 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 1,078,816, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of June 30, 2026, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

On April 30, 2025, this subsidiary was registered by the CNV as a comprehensive settlement and clearing agent (ALyC) under section 12, Chapter II, Title VII, of CNV regulations (as amended in 2013, under No. 2,474. Consequently, it must have a minimum shareholders’ equity equivalent to 470,350 UVA adjustable by CER – Law No. 25,827 and a minimum liquid amount earmarked for the contra account of fifty percent (50%) of the minimum shareholders’ equity, which was paid in as detailed in the preceding paragraph. In the particular case of the Company, the minimum shareholders’ equity required to act as comprehensive settlement and clearing agent is higher, and to this, 50% of the minimum shareholders’ equity required to act as AAPICFCI is added, resulting in a total minimum shareholders’ equity of 825,175 UVA, which is lower than the Bank’s shareholders’ equity.

In accordance with the foregoing, the subsidiary complies with both requirements as of the date of presentation of these consolidated financial statements.

On April 8, 2026, BBVA Securities Argentina S.A.U. was incorporated, the main purpose of which is to act as a Settlement and Clearing Agent (AlyC). On June 5, 2026, it was registered with the Public Registry of Commerce reporting to the Argentine regulatory agency of business associations. Registration as an AlyC with the CNV is currently pending. For further information, see “BBVA Securities Argentina S.A.U. - Capital contribution” in Note 2.2, Basis of consolidation.

50. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administración de Documentos S.A. (Addoc) (formerly, Administradora de Archivos S.A. (AdeA)), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3, Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. 2013 consolidated text and amendments).

51. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of June 30, 2026 and December 31, 2025, the assets of Diagonal Trust amount to 2,427 and 2,836, respectively, considering their recoverable values.

Besides, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 4,881 as of June 30, 2026 and December 31, 2025, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 3,504,526 and 4,032,827 as of June 30, 2026 and December 31, 2025, respectively, and consist of cash, creditors' rights, real estate and shares.

52. Mutual funds

As of June 30, 2026 and December 31, 2025, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills for 2,705,997,238 and 1,997,090,392, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual Funds	06.30.26	12.31.25

FBA Money Market Pesos (1)	3,563,915,183	3,774,392,941
FBA Renta Fija Dólar I	388,218,350	236,246,854
FBA Renta Fija Pesos I (1)	177,130,216	78,396,075
FBA Renta Fija Pesos II (1)	147,544,685	141,850,995
FBA Money Market Dólar	118,517,668	71,055,467
FBA Horizonte	98,687,571	89,296,637
FBA Acciones Argentinas	88,598,759	106,540,289
FBA Renta Fija Dólar Plus I	74,284,479	25,298,535
FBA Renta Fija Pesos Plus I (1)	55,524,798	33,579,442
FBA Cobertura Pesos (1)	49,302,377	12,384,047
FBA Acciones Latinoamericanas	19,765,451	15,129,217
FBA Renta Mixta	17,578,859	16,785,985
FBA Renta Fija Dólar Latam I	148,161	169,555
FBA Renta Fija Dólar II	148,044	-
FBA Renta Mixta Dólar I	148,009	169,550
FBA Acciones Globales Dólar I	147,857	169,546
FBA Horizonte Plus	10,145	11,987
FBA Bonos Globales	8,633	12,207
FBA Money Market Pesos Plus	5,381	5,874
FBA Retorno Total I	1,891	2,670
FBA Renta Mixta II	1,009	-
FBA Renta Mixta III	1,009	-
FBA Gestión I	60	412
	4,799,688,595	4,601,498,285

(1) The following Mutual Funds changed their names as follows: FBA Renta Pesos was renamed FBA Money Market Pesos; FBA Ahorro Pesos was renamed FBA Renta Fija Pesos II; FBA Bonos Argentina was renamed FBA Renta Fija Pesos I; FBA Renta Fija Plus was renamed FBA Renta Fija Pesos Plus I; and FBA Renta Pública I was renamed FBA Cobertura Pesos.

53. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 6324, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution.

• “BBVA Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

• “BBVA Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264, involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager then in office and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

• “Banco BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A.” Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communications “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3, the Operations Manager and primary officer in charge of the entity’s foreign exchange controls, the Deputy Manager of Foreign Trade Transactions at the time of the events, five branch managers, and one corporate regional manager. The procedural status of the case is with the presentation of pleadings. With regard to transactions by individuals, in May the application of the principle of non-retroactivity of the more lenient criminal law was proposed by virtue of Communication “A” 8226 of the BCRA, dated April 11, 2025 and the case is now pending resolution.

• “Banco BBVA ARGENTINA S.A. Criminal tax summary proceedings filed by the BCRA.” Notified on September 24, 2025, and identified under No. 8,458, related to foreign exchange transactions conducted in alleged violation of the entity’s obligation to verify whether the foreign exchange transactions are genuine and reasonable and, on the other hand, to grant access to the foreign exchange market to prepay obligations to foreign entities more than three business days in advance of their maturity without prior approval from the BCRA, contrary to the provisions of BCRA Communications 'A' 6770. For the sake of subjective connection and procedural economy, the regulatory entity consolidates several cases. The defendants are Banco BBVA Argentina S.A. 30-50000319-3 and the Operations Manager and primary officer in charge of the entity’s foreign exchange controls and the Deputy Manager of Foreign Trade Transactions at the time of the events. The relevant defense briefs were filed.

The Group and its legal counsel believe that a reasonable interpretation of the applicable current regulations was made and do not expect any adverse financial effects in this regard.

54. Subsequent Events

Issuance of the Bank’s Corporate Bonds - Series 48/49/50

In July 2026, the Bank issued corporate bonds under the following conditions:

Issue conditions
Series	48	49	50
Term	18 months	12 months	24 months
Currency	Dollars	Dollars	Dollars
Amortization	Bullet	Bullet	Bullet
Payment of interest	Semiannually	Semiannually	Semiannually
Nominal value	42,080	34,324	58,729

No other events or transactions have occurred between period-end and the date of these interim condensed consolidated financial statements that could significantly affect the Entity's financial position or results as of June 30, 2026.

55. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in Note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

		HOLDING				POSITION
		Fair Value	Fair value level	Accounting balance 06.30.26	Accounting balance 12.31.25	Position without options	Options	Final position
Account	Identification

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government Securities – In pesos
Argentine Treasury Bill Capitalizable in Pesos. Maturity 11-13-2026	9416	69,015,377	1	69,015,377	-	69,015,377	-	69,015,377
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 12-14-2029 (1)	9414	34,866,231	2	34,866,231	-	34,866,231	-	34,866,231
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 06-28-2030 (1)	9415	30,268,025	2	30,268,025	-	30,268,025	-	30,268,025
Argentine Treasury Bond in Pesos adjusted by CER 2%. Maturity 11-09-2026	5925	23,585,169	1	23,585,169	4,362,391	23,585,169	-	23,585,169
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 12-15-2028 (1)	9413	18,206,652	2	18,206,652	-	18,206,652	-	18,206,652
Argentine Treasury Bill adjusted by CER. Maturity 11-30-2026	9371	14,048,011	1	14,048,011	37,409,324	14,048,011	-	14,048,011
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 09-15-2026 (1)	9321	8,235,690	1	8,235,690	-	8,235,690	-	8,235,690
Argentine Treasury Bond Capitalizable in Pesos. Maturity 04-30-2027	9356	7,520,699	1	7,520,699	-	7,520,699	-	7,520,699
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 10-30-2026	9313	6,267,489	1	6,267,489	-	6,267,489	-	6,267,489
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 09-30-2027	9391	4,284,399	1	4,284,399	-	4,284,399	-	4,284,399
Argentine Treasury Bill adjusted by CER. Maturity 09-30-2026	9388	4,163,600	1	4,163,600	-	4,163,600	-	4,163,600
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 12-15-2027	9250	3,105,270	1	3,105,270	-	3,105,270	-	3,105,270
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-17-2026	9390	1,950,925	1	1,950,925	-	1,950,925	-	1,950,925
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 12-15-2026 (1)	9323	1,695,245	1	1,695,245	-	1,695,245	-	1,695,245
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-30-2026	9387	1,380,867	1	1,380,867	-	1,380,867	-	1,380,867
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 03-31-2027	9264	1,360,675	1	1,360,675	-	1,360,675	-	1,360,675
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-31-2026	9378	1,254,402	1	1,254,402	-	1,254,402	-	1,254,402
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 06-30-2028	9242	1,032,981	1	1,032,981	-	1,032,981	-	1,032,981
Argentine Treasury Bond in Pesos at TAMAR Rate. Maturity 08-31-2028	9403	1,009,118	1	1,009,118	-	1,009,118	-	1,009,118
Argentine Treasury Bill Capitalizable in Pesos at TAMAR Rate. Maturity 08-31-2026 (1)	9358	578,923	1	578,923	1,244,567	578,923	-	578,923
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 06-30-2027	9241	486,448	1	486,448	-	486,448	-	486,448
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-14-2026	9400	381,531	1	381,531	-	381,531	-	381,531
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 12-15-2026	9249	151,575	1	151,575	1,172,784	151,575	-	151,575
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 10-29-2027	9418	71,483	1	71,483	-	71,483	-	71,483
Argentine Treasury Bill Capitalizable in Pesos. Maturity 10-30-2026	9355	39,945	1	39,945	-	39,945	-	39,945
Argentine Treasury Bond Capitalizable in Pesos. Maturity 02-13-2026	9314	-	1	-	95,102,809	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 01-30-2026	9316	-	1	-	81,518,410	-	-	-
Argentine Treasury Bill adjusted by CER. Maturity 05-29-2026	9363	-	1	-	32,116,942	-	-	-
Argentine Treasury Bond in Pesos adjusted by CER. Maturity 03-31-2026	9257	-	1	-	27,899,873	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026	9351	-	1	-	18,825,806	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026	9367	-	1	-	13,848,430	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-27-2026	9346	-	1	-	10,773,297	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 11-30-2026	9368	-	2	-	10,694,596	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-29-2026	9333	-	1	-	10,400,959	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-31-2026	9357	-	1	-	2,629,225	-	-	-
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 03-16-2026	9319	-	1	-	780,107	-	-	-
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 06-30-2026	9240	-	1	-	148,640	-	-	-

Subtotal Government Securities - In pesos		234,960,730		234,960,730	348,928,160	234,960,730	-	234,960,730

Government Securities – In foreign currency
Argentine Treasury Bill Zero Coupon in USD. Maturity 07-31-2026	9407	16,449,279	1	16,449,279	-	16,449,279	-	16,449,279
Argentine Treasury Bond in USD. Maturity 10-31-2028	9396	863,165	1	863,165	-	863,165	-	863,165
Argentine Treasury Bill Zero Coupon in USD. Maturity 09-30-2026	9389	161,789	1	161,789	-	161,789	-	161,789
Argentine Treasury Bill Zero Coupon in USD. Maturity 08-31-2026	9411	67,486	2	67,486	-	67,486	-	67,486
Argentine Treasury Bill Zero Coupon in USD. Maturity 01-30-2026	9354	-	2	-	16,866,383	-	-	-
AL30 Local-Law Step-Up Bond in USD. Maturity 07-09-2030	5921	-	1	-	2,098,754	-	-	-
Argentine Treasury Bill Zero Coupon in USD. Maturity 01-16-2026	9327	-	1	-	143,323	-	-	-

Subtotal Government Securities – In foreign currency		17,541,719		17,541,719	19,108,460	17,541,719	-	17,541,719

Private Securities – In pesos
Newsan S.A. Corporate Bond - Series 23 in Pesos - Maturity 05-12-2027	59408	1,462,740	2	1,462,740	-	1,462,740	-	1,462,740
Arcor Corporate bond in Pesos Series 3. Maturity 12-15-2026	59072	-	2	-	366,921	-	-	-

Subtotal Private Securities - In pesos		1,462,740		1,462,740	366,921	1,462,740	-	1,462,740

Private Securities – In foreign currency
John Deere Credit Cia Financiera S.A. Corporate Bond Series XIX in USD MEP + 7.75. Maturity 01-16-2029	59130	15,900	1	15,900	-	15,900	-	15,900
CNH Industrial Capital Argentina Corporate Bond Series 10 in USD. Maturity 06-03-2028	59037	-	2	-	206,678	-	-	-
Subtotal Private Securities – In foreign currency		15,900		15,900	206,678	15,900	-	15,900

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		253,981,089		253,981,089	368,610,219	253,981,089	-	253,981,089

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

		HOLDING				POSITION
			Fair value level	Accounting balance 06.30.26	Accounting balance 12.31.25	Position without options
Account	Identification	Fair Value					Options	Final Position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Argentine Treasury Bond in Pesos at TAMAR rate. Maturity 02-25-2028 (1)	9401	1,208,400,000	1	1,208,400,000	-	1,208,400,000	-	1,208,400,000
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 12-14-2029 (1)	9414	942,780,250	2	942,780,250	-	942,780,250	-	942,780,250
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 12-15-2026 (1)	9249	506,651,924	1	506,651,924	184,182,294	506,651,924	-	506,651,924
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 06-29-2029 (1)	9404	439,324,170	1	439,324,170	-	439,324,170	-	439,324,170
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 09-30-2027 (1)	9391	270,300,000	1	270,300,000	-	270,300,000	-	270,300,000
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 03-31-2027 (1)	9264	165,712,848	1	165,712,848	18,832,792	165,712,848	-	165,712,848
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 06-30-2028 (1)	9405	160,792,808	1	160,792,808	-	160,792,808	-	160,792,808
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 06-28-2030 (1)	9415	147,707,625	2	147,707,625	-	147,707,625	-	147,707,625
Argentine Treasury Bond in Pesos at TAMAR Rate. Maturity 08-31-2028 (1)	9403	145,679,800	1	145,679,800	-	145,679,800	-	145,679,800
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 10-30-2026 (1)	9313	129,969,984	1	129,969,984	145,438,403	129,969,984	-	129,969,984
Argentine Treasury Bill adjusted by CER. Maturity 11-30-2026 (1)	9371	118,850,000	1	118,850,000	-	118,850,000	-	118,850,000
Argentine Treasury Bond in Pesos at TAMAR Rate. Maturity 02-26-2027 (1)	9380	110,036,392	1	110,036,392	-	110,036,392	-	110,036,392
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-15-2026	9406	102,381,600	1	102,381,600	-	102,381,600	-	102,381,600
Argentine Treasury Bill adjusted by CER. Maturity 07-31-2026 (1)	9379	75,510,021	1	75,510,021	-	75,510,021	-	75,510,021
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-30-2026 (1)	9387	52,211,736	1	52,211,736	-	52,211,736	-	52,211,736
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-17-2026 (1)	9390	10,690,000	1	10,690,000	-	10,690,000	-	10,690,000
Argentine Treasury Bond in Pesos at Fixed Rate. Maturity 05-30-2030	9334	6,993,271	1	6,993,271	8,053,915	6,993,271	-	6,993,271
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 12-15-2027	9250	1,065,401	1	1,065,401	4,925,809	1,065,401	-	1,065,401
Argentine Treasury Bond in Pesos adjusted by Cer. Maturity 03-31-2026	9257	-	1	-	501,804,029	-	-	-
Argentine Treasury Bill Capitalizable in Pesos at TAMAR Rate. Maturity 04-30-2026	9360	-	2	-	393,134,332	-	-	-
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 03-16-2026	9319	-	1	-	338,649,666	-	-	-
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 09-15-2026	9321	-	1	-	321,816,685	-	-	-
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 12-15-2026	9323	-	1	-	309,085,052	-	-	-
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 06-30-2026	9320	-	1	-	229,249,602	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026	9351	-	1	-	151,031,447	-	-	-
Argentine Treasury Bill Capitalizable in Pesos at TAMAR Rate. Maturity 08-31-2026	9358	-	1	-	121,199,363	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026	9367	-	1	-	58,486,482	-	-	-
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 06-30-2026	9240	-	1	-	32,644,404	-	-	-

Subtotal Government Securities - In pesos		4,595,057,830		4,595,057,830	2,818,534,275	4,595,057,830	-	4,595,057,830

Government Securities – In foreign currency

Argentine Treasury Bond in USD. Maturity 10-31-2028	9396	81,224,643	1	81,224,643	-	81,224,643	-	81,224,643
Argentine Treasury Bond in USD. Maturity 10-29-2027	9385	37,928,182	1	37,928,182	-	37,928,182	-	37,928,182
AL30 Local-Law Step-Up Bond in USD. Maturity 07-09-2030	5921	27,405,427	1	27,405,427	-	27,405,427	-	27,405,427
Argentine Treasury Bill Zero Coupon in USD. Maturity 01-16-2026	9327	-	1	-	5,533,573	-	-	-

Subtotal Government Securities – In foreign currency		146,558,252		146,558,252	5,533,573	146,558,252	-	146,558,252

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

		HOLDING				POSITION
			Fair value level	Accounting balance 06.30.26	Accounting balance 12.31.25	Position without Options
Account	Identification	Fair Value					Options	Final position

OTHER DEBT SECURITIES (Continued)
BCRA Notes – In foreign currency
Bond for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Class C)	9236	4,677,000	1	4,677,000	-	4,677,000	-	4,677,000

Subtotal BCRA Notes - In foreign currency		4,677,000		4,677,000	-	4,677,000	-	4,677,000

Private Securities - In pesos

Mercado Pago Corporate Bond Series 1 in Pesos at TAMAR floating rate. Maturity 07-18-2026	58794	2,090,000	1	2,090,000	7,396,327	2,090,000	-	2,090,000

Subtotal Private Securities - In pesos		2,090,000		2,090,000	7,396,327	2,090,000	-	2,090,000

Private Securities – In foreign currency

CNH Industrial Capital Argentina Corporate Bond Series 10 in USD. Maturity 06-03-2028	59037	4,549,164	1	4,549,164	5,166,952	4,549,164	-	4,549,164
Empresa de Gas del Sur (EMGASUD) S.A. Corporate Bond Series 48 in USD. Maturity 03-05-2028	58507	3,881,804	2	3,881,804	4,261,028	3,881,804	-	3,881,804
360 Energy Solar S.A. Corporate Bond Series 4 in USD at a fixed interest rate. Maturity 10-30-2027	58187	3,757,601	1	3,757,601	3,917,845	3,757,601	-	3,757,601
Petroquímica Comodoro Rivadavia Corporate Bond Series R in USD. Maturity 10-22-2028	58155	3,724,233	1	3,724,233	3,998,844	3,724,233	-	3,724,233
Empresa de Gas del Sur (EMGASUD) S.A. Corporate Bond Series 39 in USD. Maturity 07-14-2028	57194	3,148,061	2	3,148,061	3,276,867	3,148,061	-	3,148,061
Minera EXAR Corporate Bond Series 1 in USD. Maturity 11-11-2027	58210	3,042,244	1	3,042,244	3,357,481	3,042,244	-	3,042,244
CAPEX S.A. Corporate Bond Series 10 in USD. Maturity 07-05-2027	57880	2,778,030	2	2,778,030	3,002,792	2,778,030	-	2,778,030
CAPEX S.A. Corporate Bond Series 11 in USD. Maturity 06-17-2028	58728	2,221,193	1	2,221,193	2,519,528	2,221,193	-	2,221,193
YPF Corporate Bond Series 35 in USD. Maturity 02-27-2027	58484	1,822,335	1	1,822,335	2,059,618	1,822,335	-	1,822,335
Petroquímica Comodoro Rivadavia Corporate Bond Series O in USD. Maturity 09-22-2027	57379	1,718,036	2	1,718,036	1,822,163	1,718,036	-	1,718,036
Petroquímica Comodoro Rivadavia Corporate Bond Series T in USD. Maturity 07-21-2028	58798	1,560,878	1	1,560,878	1,744,485	1,560,878	-	1,560,878
Luz De Tres Picos Corporate Bond Series 4 in USD. Maturity 09-29-2026	56467	1,541,167	2	1,541,167	5,151,155	1,541,167	-	1,541,167
Ledesma Corporate Bond Series 15 USD at fixed rate. Maturity 10-04-2027	58426	453,359	1	453,359	496,232	453,359	-	453,359
John Deere Credit Cia Financiera S.A. Corporate Bond Series X in USD. Maturity 03-08-2026	57639	-	2	-	1,724,225	-	-	-

Subtotal Private Securities – In foreign currency		34,198,105		34,198,105	42,499,215	34,198,105	-	34,198,105

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		4,782,581,187		4,782,581,187	2,873,963,390	4,782,581,187	-	4,782,581,187

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

		HOLDING				POSITION
			Fair value level	Accounting balance 06.30.26	Accounting balance 12.31.25	Position without options
Account	Identification	Fair Value					Options	Final position

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bond in Pesos. Maturity 05-23-2027 (1)	9132	8,010,905	2	7,998,678	18,642,273	7,998,678	-	7,998,678
Argentine Treasury Bond in Pesos at Badlar Private rate 0.7%. Maturity 11-23-2027 (1)	9166	6,856,766	2	6,848,106	8,048,461	6,848,106	-	6,848,106
Argentine Treasury Bill Capitalizable in Pesos at TAMAR Rate. Maturity 01-16-2026	9342	-	2	-	655,662,060	-	-	-

Subtotal Government Securities - In pesos		14,867,671		14,846,784	682,352,794	14,846,784	-	14,846,784

TOTAL SECURITIES AT AMORTIZED COST		14,867,671		14,846,784	682,352,794	14,846,784	-	14,846,784

TOTAL OTHER DEBT SECURITIES		4,797,448,858		4,797,427,971	3,556,316,184	4,797,427,971	-	4,797,427,971

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities – In pesos

Share BYMA- Bolsas y Mercados Argentinos S.A.		7,972,487	1	7,972,487	8,737,038	7,972,487	-	7,972,487
Share VALO- Banco de Valores S.A.		3,072,605	1	3,072,605	3,017,416	3,072,605	-	3,072,605

Subtotal Private Securities – In pesos		11,045,092		11,045,092	11,754,454	11,045,092	-	11,045,092

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		11,045,092		11,045,092	11,754,454	11,045,092	-	11,045,092

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities – In pesos

Compensadora Electrónica S.A.		9,133,591	3	9,133,591	5,476,695	9,133,591	-	9,133,591
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)		4,620,059	1	4,620,059	5,018,282	4,620,059	-	4,620,059
Seguro de Depósitos S.A.		585,577	3	585,577	421,941	585,577	-	585,577
Other		14,265	3	14,265	14,264	14,265	-	14,265

Subtotal Private Securities - In pesos		14,353,492		14,353,492	10,931,182	14,353,492	-	14,353,492

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		1,843,417	2	1,843,417	1,530,700	1,843,417	-	1,843,417
Other		63,453	2	63,453	75,103	63,453	-	63,453

Subtotal Private Securities - In foreign currency		1,906,870		1,906,870	1,605,803	1,906,870	-	1,906,870

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		16,260,362		16,260,362	12,536,985	16,260,362	-	16,260,362

TOTAL EQUITY INSTRUMENTS		27,305,454		27,305,454	24,291,439	27,305,454	-	27,305,454

(1) It represents securities fully or partially computed for minimum cash requirements as of June 30, 2026, Note 48.1 to the consolidated financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

Account	06.30.26	12.31.25

COMMERCIAL PORTFOLIO

Normal performance	7,462,703,522	7,566,500,813
Preferred collaterals and counter-guarantees “A”	3,882,712	15,556,932
Preferred collaterals and counter-guarantees “B”	352,975,269	149,427,950
No preferred collaterals or counter-guarantees	7,105,845,541	7,401,515,931

With special follow up	9,592,230	19,371,862

Under observation	9,592,230	19,371,862
Preferred collaterals and counter-guarantees “B”	3,640,434	2,042,119
No preferred collaterals or counter-guarantees	5,951,796	17,329,743

Troubled	7,937,791	10,384,415
With preferred collaterals and counter-guarantees "B"	66,295	-
No preferred collaterals or counter-guarantees	7,871,496	10,384,415

With high risk of insolvency	40,167,570	15,837,836
Preferred collaterals and counter-guarantees “B”	425,814	-
No preferred collaterals or counter-guarantees	39,741,756	15,837,836

Uncollectible	5,277	1,231,154
No preferred collaterals or counter-guarantees	5,277	1,231,154

TOTAL	7,520,406,390	7,613,326,080

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

Account	06.30.26	12.31.25

CONSUMER AND HOUSING PERFORMANCE

Normal performance	8,662,025,942	9,140,356,200
Preferred collaterals and counter-guarantees “A”	2,851,265	2,231,296
Preferred collaterals and counter-guarantees “B”	1,618,491,501	1,439,340,383
No preferred collaterals or counter-guarantees	7,040,683,176	7,698,784,521

Low risk	294,755,639	387,818,526
Preferred collaterals and counter-guarantees “A”	-	9,507
Preferred collaterals and counter-guarantees “B”	32,208,025	28,105,645
No preferred collaterals or counter-guarantees	262,547,614	359,703,374

Low risk – with special follow-up	33,534,404	18,764,150
Preferred collaterals and counter-guarantees “B”	119,929	67,591
No preferred collaterals or counter-guarantees	33,414,475	18,696,559

Medium risk	348,255,200	334,786,925
Preferred collaterals and counter-guarantees “B”	13,118,851	8,806,286
No preferred collaterals or counter-guarantees	335,136,349	325,980,639

Riesgo alto	603,008,178	360,604,324
Preferred collaterals and counter-guarantees “A”	7,006	-
Preferred collaterals and counter-guarantees “B”	21,611,068	17,360,781
No preferred collaterals or counter-guarantees	581,390,104	343,243,543

Uncollectible	68,414,560	25,468,480
Preferred collaterals and counter-guarantees “A”	-	402
Preferred collaterals and counter-guarantees “B”	10,785,044	6,326,176
No preferred collaterals or counter-guarantees	57,629,516	19,141,902

TOTAL	10,009,993,923	10,267,798,605

TOTAL GENERAL	17,530,400,313	17,881,124,685

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	06.30.26		12.31.25
		% over total portfolio		% over total portfolio
Number of customers	Debt balance		Debt balance

10 largest customers	1,497,304,791	8.54%	1,670,374,258	9.34%
50 following largest customers	2,206,243,666	12.59%	2,212,369,134	12.37%
100 following largest customers	1,358,313,667	7.75%	1,577,798,961	8.82%
All other customers	12,468,538,189	71.12%	12,420,582,332	69.47%

TOTAL	17,530,400,313	100.00%	17,881,124,685	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish – See Note 55)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	5,793,006	8,516	12,774	25,548	4,258	-	5,844,102

Financial Sector	-	67,522,623	35,288,808	35,069,402	97,109,419	22,408,192	1,020,193	258,418,637

Non-financial Private Sector and Residents Abroad	939,622,712	5,639,596,923	2,659,741,162	1,972,479,922	2,373,109,264	2,053,254,780	4,021,943,354	19,659,748,117

TOTAL	939,622,712	5,712,912,552	2,695,038,486	2,007,562,098	2,470,244,231	2,075,667,230	4,022,963,547	19,924,010,856

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish – See Note 55)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	3,640,625	9,951	14,926	29,852	34,827	-	3,730,181

Financial Sector	-	94,921,306	37,615,115	40,945,339	104,834,073	99,870,334	227,539	378,413,706

Non-financial Private Sector and Residents Abroad	678,075,322	6,455,725,217	2,811,263,729	2,979,181,435	2,120,291,080	2,183,833,619	3,989,778,993	21,218,149,395

TOTAL	678,075,322	6,554,287,148	2,848,888,795	3,020,141,700	2,225,155,005	2,283,738,780	3,990,006,532	21,600,293,282

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	06.30.26		12.31.25
	Debt balance	% over total portfolio	Debt balance	% over total portfolio
Number of customers

10 largest customers	4,990,231,418	25.98%	4,254,504,395	21.16%

50 following largest customers	2,393,013,877	12.46%	3,004,004,119	14.94%

100 following largest customers	910,356,680	4.74%	1,136,207,083	5.65%

All other customers	10,914,357,724	56.82%	11,708,659,175	58.25%

TOTAL	19,207,959,699	100.00%	20,103,374,772	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	16,362,186,494	2,670,154,782	195,490,764	172,291,474	71,630	-	19,400,195,144
Non-financial Government sector	539,557,768	128,089,160	-	2,273,193	-	-	669,920,121
Financial Sector	8,617,554	-	-	-	-	-	8,617,554
Non-financial Private Sector and Residents Abroad	15,814,011,172	2,542,065,622	195,490,764	170,018,281	71,630	-	18,721,657,469
Liabilities at fair value through profit or loss	73,660,500	-	-	-	-	-	73,660,500
Derivative instruments	6,667,180	-	-	-	-	-	6,667,180
Other financial liabilities	2,124,481,765	734,557	907,600	1,510,223	2,136,449	26,177,403	2,155,947,997
Financing received from the BCRA and other financial institutions	176,658,138	120,385,061	199,653,091	117,034,017	76,681,538	4,303,826	694,715,671
Corporate bonds issued	311,200,821	30,222,871	102,728,871	419,663,573	31,356,152	-	895,172,288

TOTAL	19,054,854,898	2,821,497,271	498,780,326	710,499,287	110,245,769	30,481,229	23,226,358,780

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	18,187,950,744	1,514,126,595	584,806,217	138,813,806	5,367,961	-	20,431,065,323
Non-financial Government sector	556,624,381	2,673,552	-	-	-	-	559,297,933
Financial Sector	9,105,547	-	-	-	-	-	9,105,547
Non-financial Private Sector and Residents Abroad	17,622,220,816	1,511,453,043	584,806,217	138,813,806	5,367,961	-	19,862,661,843
Derivatives	7,434,241	69,961	99,902	-	-	-	7,604,104
Repo transactions and surety bonds	547,104,186	-	-	-	-	-	547,104,186
Other financial institutions	547,104,186	-	-	-	-	-	547,104,186
Other financial liabilities	2,071,763,272	1,003,419	2,341,318	5,159,592	7,147,831	31,261,234	2,118,676,666
Financing received from the BCRA and other financial institutions	318,057,921	286,003,275	222,301,767	151,726,569	113,490,795	4,944,346	1,096,524,673
Corporate bonds issued	559,982,225	35,982,789	24,546,644	77,690,432	43,455,319	-	741,657,409

TOTAL	21,692,292,589	1,837,186,039	834,095,848	373,390,399	169,461,906	36,205,580	24,942,632,361

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 06.30.26

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments (1)	25,523,251	-		3,302,347	-	(3,396,320)	18,824,584

	- For administrative, disciplinary and criminal penalties	5,842	-		-	-	(842)	5,000

	- Provisions for termination plans	2,798,515	1,630,692		-	-	(403,461)	4,025,746

	- Other	30,451,838	9,315,820	(2)	54,788	4,798,274	(4,912,868)	30,001,728

	TOTAL PROVISIONS	58,779,446	10,946,512		3,357,135	4,798,274	(8,713,491)	52,857,058

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.2025

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments (1)	35,014,485	-		263,115	-	(9,228,119)	25,523,251

	- For administrative, disciplinary and criminal penalties	7,685	-		-	-	(1,843)	5,842

	- Provisions for termination plans	2,690,452	905,736		-	-	(797,673)	2,798,515

	- Other	34,681,260	18,956,662	(2)	1,159,925	13,112,443	(8,913,716)	30,451,838

	TOTAL PROVISIONS	72,393,882	19,862,398		1,423,040	13,112,443	(18,941,351)	58,779,446

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	Balances as of 12.31.25	ECL for the following 12 months	ECL of remaining life of the financial asset		Monetary gain (loss) generated by allowances	Balances as of 06.30.26
Accounts			FI with significant increase of credit risk	FI with credit impairment

Other financial assets	3,180,403	-	-	341,090	(468,588)	3,052,905

Loans and other financing	721,113,285	(3,962,982)	(3,697,622)	267,504,323	(127,647,405)	853,309,599
Other financial institutions	1,589,286	3,074,441	(1,934,221)	(258,607)	(2,322,068)	148,831
Non-financial Private Sector and Residents Abroad	719,523,999	(7,037,423)	(1,763,401)	267,762,930	(125,325,337)	853,160,768
Overdrafts	20,157,708	3,530	3,567,621	(2,990,106)	(3,122,953)	17,615,800
Instruments	37,192,219	957,105	2,511,461	16,777,833	(6,025,868)	51,412,750
Mortgage loans	18,604,357	473,977	1,824,323	3,970,795	(2,915,191)	21,958,261
Pledge loans	18,106,245	2,201,952	251,714	10,977,076	(3,533,623)	28,003,364
Consumer loans	286,640,492	(9,014,571)	(7,009,901)	199,250,876	(51,679,994)	418,186,902
Credit cards	259,223,308	(7,948,427)	(6,954,655)	109,676,494	(45,962,104)	308,034,616
Finance leases	2,860,244	(1,088,649)	82,514	199,074	(73,958)	1,979,225
Other	76,739,426	7,377,660	3,963,522	(70,099,112)	(12,011,646)	5,969,850

Other debt securities	154,028	(41,678)	-	-	(14,920)	97,430

Contingent commitments	25,523,251	(1,972,668)	(1,467,812)	138,133	(3,396,320)	18,824,584

TOTAL ALLOWANCES	749,970,967	(5,977,328)	(5,165,434)	267,983,546	(131,527,233)	875,284,518

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish – See Note 55)

	Balances as of 12.31.24	ECL for the following 12 months	ECL of remaining life of the financial asset		Monetary gain (loss) generated by allowances	Balances as of 12.31.25
Accounts			FI with significant increase of credit risk	FI with credit impairment

Other financial assets	2,776,705	(564,205)	-	1,699,846	(731,943)	3,180,403

Loans and other financing	244,153,950	11,900,649	52,766,663	528,507,139	(116,215,116)	721,113,285
Other financial institutions	3,023,043	733,230	1,676,776	238,251	(4,082,014)	1,589,286
Non-financial Private Sector and Residents Abroad	241,130,907	11,167,419	51,089,887	528,268,888	(112,133,102)	719,523,999
Overdrafts	10,250,737	103,263	(315,994)	14,184,557	(4,064,855)	20,157,708
Instruments	19,775,480	(6,870,190)	2,131,543	27,931,168	(5,775,782)	37,192,219
Mortgage loans	13,812,100	1,398,262	3,973,060	3,745,363	(4,324,428)	18,604,357
Pledge loans	3,215,072	737,202	843,666	16,039,396	(2,729,091)	18,106,245
Consumer loans	70,793,521	9,674,646	21,701,035	226,096,294	(41,625,004)	286,640,492
Credit cards	105,117,551	2,831,556	14,636,751	182,347,554	(45,710,104)	259,223,308
Finance leases	954,340	278,011	194,260	1,746,263	(312,630)	2,860,244
Other	17,212,106	3,014,669	7,925,566	56,178,293	(7,591,208)	76,739,426

Other debt securities	241,090	(42,704)	-	-	(44,358)	154,028

Contingent commitments	35,014,485	(2,492,950)	1,718,664	511,170	(9,228,118)	25,523,251

TOTAL ALLOWANCES	282,186,230	8,800,790	54,485,327	530,718,155	(126,219,535)	749,970,967

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	Notes and Exhibits	06.30.26	12.31.25

ASSETS

Cash and deposits in banks	4	4,010,615,707	5,535,560,966

Cash		1,043,223,627	1,552,162,394
Financial institutions and correspondents		2,966,793,607	3,973,426,911
BCRA		1,544,541,131	2,530,718,689
Other in the country and abroad		1,422,252,476	1,442,708,222
Other		598,473	9,971,661

Debt securities at fair value through profit or loss	5 and A	232,175,976	352,342,688

Derivative instruments	6	7,966,684	45,501,517

Repo transactions and surety bonds	7	25,988,623	-

Other financial assets	8	258,580,473	172,948,700

Loans and other financing	9	15,472,927,450	15,740,240,115

Non-financial Government sector		5,822,778	3,683,775
Other financial institutions		639,727,818	584,004,348
Non-financial Private Sector and Residents Abroad		14,827,376,854	15,152,551,992

Other debt securities	10 and A	4,797,427,971	3,557,081,441

Financial assets pledged as collateral	11	708,629,224	1,368,198,865

Investments in equity instruments	13 and A	27,305,454	24,291,439

Investments in subsidiaries and associates	14	260,383,487	274,848,126

Property and equipment	15	1,024,114,946	1,046,504,654

Intangible assets	16	157,331,888	137,598,243

Deferred income tax assets	12.3	-	51,014,548

Other non-financial assets	17	312,527,215	362,067,905

Non-current assets held for sale	18	1,752,361	3,781,374

TOTAL ASSETS		27,297,727,459	28,671,980,581
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	Notes and Exhibits	06.30.26	12.31.25

LIABILITIES

Deposits	19 and H	19,214,498,351	20,154,824,474

Non-financial Government sector		657,475,176	548,368,124
Financial Sector		11,512,695	10,630,864
Non-financial Private Sector and Residents Abroad		18,545,510,480	19,595,825,486

Liabilities at fair value through profit or loss	20	73,660,500	-

Derivative instruments	6	6,667,180	7,505,542

Repo transactions and surety bonds	7	-	518,458,897

Other financial liabilities	21	2,029,448,140	1,966,407,715

Financing received from the BCRA and other financial institutions	22	262,023,545	422,551,751

Corporate bonds issued	23	645,405,886	559,982,223

Current income tax liabilities	12.2	51,828,449	96,283,720

Provisions	J	51,870,013	57,959,577

Deferred income tax liabilities	12.3	4,859,196	-

Other non-financial liabilities	24	770,477,525	876,977,416

TOTAL LIABILITIES		23,110,738,785	24,660,951,315

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		1,391,363,272	1,391,363,272
Reserves		2,574,184,043	2,352,393,253
Other accumulated comprehensive income		3,735,788	(32,188,857)
Income for the period/year		210,347,887	292,103,914

TOTAL EQUITY		4,186,988,674	4,011,029,266

TOTAL LIABILITIES AND EQUITY		27,297,727,459	28,671,980,581

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	Notes and Exhibits	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Interest income	27	1,317,921,699	2,809,625,435	1,320,486,943	2,548,601,688
Interest expense	28	(478,134,277)	(1,105,336,202)	(575,774,111)	(1,078,823,027)

Net interest income		839,787,422	1,704,289,233	744,712,832	1,469,778,661

Commission income	29	247,513,085	490,389,932	213,138,211	445,592,195
Commission expense	30	(90,503,639)	(172,854,586)	(110,673,673)	(225,554,958)

Net commission income		157,009,446	317,535,346	102,464,538	220,037,237

Net income from measurement of financial instruments at fair value through profit or loss	31	29,521,343	38,684,438	58,572,107	100,573,552
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	32	18,156,217	15,210,110	(392,496)	113,070,459
Foreign exchange and gold gains	33	48,767,744	105,275,468	73,237,964	85,066,395
Other operating income	34	63,215,438	131,910,477	53,542,143	107,182,238
Impairment of financial assets	35	(297,101,077)	(553,235,731)	(193,278,762)	(325,088,455)

Net operating income		859,356,533	1,759,669,341	838,858,326	1,770,620,087

Personnel benefits	36	(185,970,483)	(380,252,403)	(185,792,894)	(353,889,478)
Administrative expenses	37	(155,847,367)	(326,309,525)	(192,973,477)	(397,035,356)
Asset depreciation and impairment	38	(36,294,420)	(70,124,255)	(31,228,743)	(60,422,099)
Other operating expenses	39	(187,571,129)	(384,457,864)	(215,475,970)	(396,853,680)

Operating income		293,673,134	598,525,294	213,387,242	562,419,474

Income from associates and joint ventures		27,322,149	47,585,798	24,455,786	43,493,868
Loss on net monetary position		(156,318,722)	(361,718,625)	(137,136,053)	(334,717,924)

Income before income tax		164,676,561	284,392,467	100,706,975	271,195,418

Income tax	12.4	(38,055,094)	(74,044,580)	(26,780,775)	(86,227,950)

Net income for the period		126,621,467	210,347,887	73,926,200	184,967,468
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE INTERIM SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

Accounts	06.30.26	06.30.25

Numerator:

Net income attributable to owners of the parent	210,347,887	184,967,468
Net income attributable to owners of the parent adjusted to reflect the effect of dilution	210,347,887	184,967,468

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	343.3074	301.8842
Diluted earnings per share (stated in pesos) (1)	343.3074	301.8842

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE INTERIM THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	Note	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Net income for the period		126,621,467	210,347,887	73,926,200	184,967,468

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Share in Other Comprehensive Income from associates and joint ventures at equity method		14,754	50,816	15	15

		14,754	50,816	15	15

Profit or losses from financial instruments at fair value through OCI

Income/(loss) for the period from financial instruments at fair value through OCI		(29,586,384)	66,666,998	(19,695,140)	(149,049,205)
Reclassification adjustments for the period		(18,134,644)	(15,128,555)	392,496	(113,070,459)
Income tax	12.4	16,702,360	(18,038,455)	6,755,926	91,741,883

		(31,018,668)	33,499,988	(12,546,718)	(170,377,781)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income for the period from equity instruments at fair value through OCI		3,004,806	2,373,841	1,493,286	3,811,467

		3,004,806	2,373,841	1,493,286	3,811,467

Total Other Comprehensive Income/(loss) for the period		(27,999,108)	35,924,645	(11,053,417)	(166,566,299)

Total Comprehensive Income		98,622,359	246,272,532	62,872,783	18,401,169
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	2026
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

Transactions	Outstanding Shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the period	612,710	6,744,974	1,391,363,272	(32,188,857)	-	1,111,671,043	1,240,722,210	292,103,914	4,011,029,266

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	210,347,887	210,347,887
- Other comprehensive income for the period	-	-	-	35,873,829	50,816	-	-	-	35,924,645

- Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April 28, 2026 (Note 45 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	58,420,783	-	(58,420,783)	-
- Other	-	-	-	-	-	-	233,683,131	(233,683,131)	-

- Distribution of dividends approved by the Shareholders’ Meeting on April 28 and by the BCRA on May 15, 2026 (Note 45 to the consolidated financial statements):
Cash dividends (1)	-	-	-	-	-	-	(70,313,124)	-	(70,313,124)

Balances at fiscal period end	612,710	6,744,974	1,391,363,272	3,684,972	50,816	1,170,091,826	1,404,092,217	210,347,887	4,186,988,674

(1) Corresponds to $ 102.91 (at nominal values) per share.
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	2025
	Share capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the period	612,710	6,744,974	1,391,363,272	75,374,099	(15)	1,003,078,587	943,787,867	542,962,280	3,963,923,774

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	184,967,468	184,967,468
- Other Comprehensive Income for the period	-	-	-	(166,566,314)	15	-	-	-	(166,566,299)

- Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April 23, 2025 (Note 45 to the consolidated financial statements):
- Other comprehensive income/(loss) for the period	-	-	-	-	-	108,592,456	-	(108,592,456)	-
- Other	-	-	-	-	-	-	434,369,824	(434,369,824)	-

- Distribution of dividends approved by the Shareholders’ Meeting on April 23 and by the BCRA on May 12, 2025 (Note 45 to the consolidated financial statements):
Dividends in kind (1)	-	-	-	-	-	-	(137,435,481)	-	(137,435,481)

Balances at fiscal period-end	612,710	6,744,974	1,391,363,272	(91,192,215)	-	1,111,671,043	1,240,722,210	184,967,468	3,844,889,462

(1) Corresponds to $ 145.93 (at nominal values) per share.

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

Accounts	06.30.26	06.30.25

Cash flows from operating activities

Income before income tax	284,392,467	271,195,418

Adjustment for total monetary income for the period	361,718,625	334,717,924

Adjustments to obtain cash flows from operating activities:	1,013,811,858	285,631,971

Depreciation and amortization	70,124,255	60,422,099
Impairment of financial assets	553,235,731	325,088,455
Effect of foreign exchange changes on cash and cash equivalents	432,372,297	(86,112,865)
Other adjustments	(41,920,425)	(13,765,718)

Net decreases from operating assets:	(3,902,387,745)	(5,844,970,415)

Debt securities at fair value through profit or loss	63,063,914	(758,503,429)
Derivative instruments	29,506,160	(2,561,123)
Repo transactions and surety bonds	(25,988,623)	-
Loans and other financing	(2,595,119,332)	(5,123,528,718)
Non-financial Government sector	(2,774,642)	(3,779,001)
Other financial institutions	(134,392,698)	(214,823,116)
Non-financial Private Sector and Residents Abroad	(2,457,951,992)	(4,904,926,601)
Other debt securities	(1,779,887,097)	(150,453,306)
Financial assets pledged as collateral	522,664,372	145,198,485
Investments in equity instruments	(2,060,931)	1,913,394
Other assets	(114,566,208)	42,964,282

Net increases from operating liabilities:	1,960,816,979	5,151,811,957

Deposits	1,970,849,500	4,371,128,943
Non-financial Government sector	206,602,722	18,370,242
Financial sector	2,896,454	(42,536,170)
Non-financial Private Sector and Residents Abroad	1,761,350,324	4,395,294,871
Liabilities at fair value through profit or loss	73,660,500	922,339
Derivative instruments	283,328	15,589,793
Repo transactions and surety bonds	(500,883,199)	-
Other liabilities	416,906,850	764,170,882

Income tax paid	(1,143,513)	-

Total cash flows (used in)/generated by operating activities	(282,791,329)	198,386,855

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

Accounts	06.30.26	06.30.25

Cash flows from investing activities

Payments:	(98,457,514)	(69,331,029)

Purchase of property and equipment, intangible assets and other assets	(64,051,613)	(68,940,248)
Other payments related to investing activities	(34,405,901)	(390,781)

Collections:	91,454,882	551,531

Other collections related to investing activities	91,454,882	551,531

Total cash flows used in investing activities	(7,002,632)	(68,779,498)

Cash flows from financing activities

Payments:	(200,097,484)	(13,609,576)

Dividends	(30,496,024)	(4,523,377)
Financing from local financial institutions	(114,015,714)	-
Other payments related to financing activities	(46,378,095)	-
Payment of lease liabilities	(9,207,651)	(9,086,199)

Collections:	99,048,870	413,132,225

Non-subordinated corporate bonds	99,048,870	344,105,083
Financing from local financial institutions	-	47,380,370
Other collections related to financing activities	-	21,646,772

Total cash flows (used in) / generated by financing activities	(101,048,614)	399,522,649

Effect of exchange rate changes on cash and cash equivalents	(432,372,297)	86,112,865
Effect of net monetary income/(loss) of cash and cash equivalents	(701,730,387)	(528,510,635)

Total changes in cash flows	(1,524,945,259)	86,732,236
Restated cash and cash equivalents at the beginning of the year (Note 4)	5,535,560,966	4,329,763,346
Cash and cash equivalents at fiscal period-end (Note 4)	4,010,615,707	4,416,495,582

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards as issued by the IASB, the following affects the preparation of these separate condensed interim financial statements:

–	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55 except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of June 30, 2026 and December 31, 2025, its shareholders’ equity would have been reduced by 91,963 and 563,966, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS Accounting Standards as issued by the IASB, as adopted by the BCRA as per Communication “A” 8400. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Reporting”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read in conjunction with the financial statements as of December 31, 2025. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2025 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

–	General information (Note 1 to the consolidated condensed interim financial statements)
–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated condensed interim financial statements)
–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated condensed interim financial statements)
–	Comparative information (Note 2.1.4. to the consolidated condensed interim financial statements)
–	Measuring unit (Note 2.1.5. to the consolidated condensed interim financial statements)
–	Summary of significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
–	Regulatory changes introduced during this fiscal year and New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
–	Transcription to the books (Note 2.7. to the consolidated condensed interim financial statements)
–	Provisions (Note 23 to the consolidated condensed interim financial statements and Exhibit J to the separate condensed financial statements)
–	Share capital (Note 26 to the consolidated condensed interim financial statements)
–	Fair values of financial instruments (Note 41 to the consolidated condensed interim financial statements)
–	Segment information (Note 42 to the consolidated condensed interim financial statements)
–	Related parties (Note 43 to the consolidated condensed interim financial statements)
–	Financial instruments risks (Note 44 to the consolidated condensed interim financial statements)
–	Restrictions to the distribution of earnings (Note 45 to the consolidated condensed interim financial statements)
–	Banking deposits guarantee insurance system (Note 47 to the consolidated condensed interim financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 49 to the consolidated condensed interim financial statements)

–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 50 to the consolidated condensed interim financial statements)
–	Trust activities (Note 51 to the consolidated condensed interim financial statements)
–	Mutual funds (Note 52 to the consolidated condensed interim financial statements)
–	Penalties and administrative proceedings instituted by the BCRA (Note 53 to the consolidated condensed interim financial statements)
–	Subsequent events (Note 54 to the consolidated condensed interim financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of June 30, 2026 of the subsidiaries BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	06.30.26	12.31.25

B.C.R.A. - Current account	1,544,541,131	2,530,718,689
Balances with other local and foreign financial institutions	1,422,252,476	1,442,708,222
Cash	1,043,223,627	1,552,162,394
Cash and cash equivalents for spot purchases or sales pending settlement	598,473	9,971,661

TOTAL	4,010,615,707	5,535,560,966

The balances of Cash and deposits in banks as of June 30, 2025 and December 31, 2024 amounted to 4,416,495,582 and 4,329,763,346, respectively.

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	06.30.26	12.31.25

Government securities	230,713,236	351,769,089
Private securities – Corporate bonds	1,462,740	573,599

TOTAL	232,175,976	352,342,688

For a more detailed breakdown of the information, see Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.26	12.31.25

Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	4,837,232	13,778,487
Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	2,666,958	30,883,517
Debit balances linked to interest rate swaps - floating rate for fixed	462,494	839,513

TOTAL	7,966,684	45,501,517

Liabilities

	06.30.26	12.31.25

Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	3,453,441	4,846,776
Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	3,213,739	2,658,766

TOTAL	6,667,180	7,505,542

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	06.30.26	12.31.25

Foreign currency forward

Foreign currency forward purchases - US$	456,915	631,333

Foreign currency forward sales - US$	408,062	587,705

Foreign currency forward sales - Euros	6,132	7,800

Interest rate swaps

Fixed rate for floating rate (1)	4,700,000	18,111,111

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

7. Repo transactions and surety bonds

Reverse repurchase transactions and surety bonds

	06.30.26	12.31.25

Amounts receivable from repo transactions involving government securities and BCRA bills with financial institutions	25,988,623	-

TOTAL	25,988,623	-

Repurchase transactions and surety bonds

As of June 30, 2026 and December 31, 2025, the Bank accounts for the following repurchase transactions and surety bonds:

	06.30.26	12.31.25

Amounts payable for repo transactions of government securities with financial institutions	-	518,458,897

TOTAL	-	518,458,897

8. Other financial assets

Breakdown is as follows:

	06.30.26	12.31.25

Measured at amortized cost

Other receivables	172,611,021	170,695,578
Non-financial debtors from spot transactions pending settlement	73,833,123	3,923,510
Financial debtors from spot transactions pending settlement	13,976,631	-
Other	887,478	1,135,246

	261,308,253	175,754,334

Allowance for loan losses (Exhibit R)	(2,727,780)	(2,805,634)

TOTAL	258,580,473	172,948,700

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	06.30.26	12.31.25

Credit cards	3,600,712,507	3,879,060,531
Loans for the prefinancing and financing of exports	3,097,695,981	2,711,309,211
Notes	2,498,869,316	2,466,367,291
Consumer loans	1,542,050,565	1,656,127,252
Overdrafts	1,441,244,542	1,365,305,171
Discounted instruments	1,052,751,585	1,053,024,085
Mortgage loans	917,210,032	728,236,518
Other financial institutions	639,979,291	621,285,759
Loans to employees	168,477,183	154,485,789
Pledge loans	102,541,722	133,814,804
Receivables from finance leases	48,598,050	44,374,971
Non-financial government sector	5,822,778	3,683,775
Instruments purchased	5,618,305	3,215,748
Other financing	1,181,834,338	1,667,082,674

	16,303,406,195	16,487,373,579

Allowance for loan losses (Exhibit R)	(830,478,745)	(747,133,464)

TOTAL	15,472,927,450	15,740,240,115

The Bank entered into finance lease agreements related to automobiles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	06.30.26		12.31.25
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	30,149,226	16,788,173	28,353,942	13,940,183
From 1 to 2 years	23,476,530	14,584,158	23,766,696	13,783,258
From 2 to 3 years	16,024,592	11,383,566	15,217,483	10,297,666
From 3 to 4 years	6,911,581	5,187,339	6,569,874	4,803,603
From 4 to 5 years	941,243	654,814	2,056,402	1,531,860
More than 5 years	-	-	25,825	18,401

TOTAL	77,503,172	48,598,050	75,990,222	44,374,971

Share capital		47,983,262		43,808,736
Interest accrued		614,788		566,235

TOTAL		48,598,050		44,374,971

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	06.30.26	12.31.25

Total Exhibit B and C	16,401,143,136	16,613,465,154
Plus:
Loans to employees	168,477,183	154,485,789
Interest and other items accrued receivable from financial assets with credit value impairment	20,469,226	31,975,476

Less:
Allowance for loan losses (Exhibit R)	(830,478,745)	(747,133,464)
Adjustments for effective interest rate	(24,324,537)	(56,969,931)
Corporate bonds and other private securities	(38,194,975)	(52,266,601)
Loan commitments	(224,163,838)	(203,316,308)

Total Loans and other financing	15,472,927,450	15,740,240,115

Note 44 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2026 and December 31, 2025, the Bank holds the following loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.26	12.31.25

Liabilities related to foreign trade transactions	97,707,403	79,615,308
Secured loans	77,749,713	77,705,470
Overdrafts and receivables agreed not used	40,713,842	40,357,082
Guarantees granted	7,992,880	5,638,448

TOTAL	224,163,838	203,316,308

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	06.30.26	12.31.25

Argentine Treasury Bonds in pesos. Maturity 23-05-2027	7,998,678	18,642,273
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	6,848,106	8,048,461
Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 01-16-2026	-	655,662,060

TOTAL	14,846,784	682,352,794

10.2. Financial assets measured at fair value through OCI

	06.30.26	12.31.25

Government securities (1)	4,741,616,082	2,824,067,848
Private securities - Corporate bonds	36,288,105	50,660,799
BCRA Notes	4,677,000	-

TOTAL	4,782,581,187	2,874,728,647

(1) See also the information under “Debt Swap” in Note 9.2 to the consolidated financial statements.

For a more detailed breakdown of the information, see Exhibit A.

11. Financial assets pledged as collateral

As of June 30, 2026 and December 31, 2025, the Bank pledged as collateral the following financial assets:

		06.30.26	12.31.25

BCRA - Special guarantee accounts	(1)	441,574,521	405,508,432
Deposits as collateral	(2)	206,092,865	232,805,208
Guarantee trust –Government securities at fair value through OCI	(3)	32,322,593	113,165,155
Guarantee trust - USD - Deb securities at fair value through OCI	(4)	28,639,245	41,965,506
Repurchase transactions – Government Securities at fair value	(5)	-	574,754,564

TOTAL		708,629,224	1,368,198,865
(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities. As of June 30, 2026, they include Treasury Bonds (TZXS8 and T15E7).
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and surety bonds.
(3)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on currency forward transactions and futures contracts. The trust fund consists of government securities in pesos adjusted by CER with maturity 2026 (TZXD6). As of December 31, 2025, , it was composed of TZX26, TZXD7, TTJ26 and TTD26.
(4)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign-currency forward transactions and futures contracts. As of June 30, 2026, the trust is composed of Bonds for the Reconstruction of a Free Argentina (S1C and S1D), private securities (YM35O) and cash in US dollars. As of December 31, 2025, it was composed of Treasury Bills (D16E6), Bonds for the Reconstruction of a Free Argentina (S1B, S1C and S1D), private securities (YM35O and cash in US dollars.
(5)	Set up as collateral of repo transactions with financial institutions.

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

12.1. Current income tax assets

No balance is recorded for the period/year ended June 30, 2026 and December 31, 2025, respectively.

12.2. Current income tax liabilities

Breakdown of current income tax liabilities as disclosed in the separate statement of financial position is as follows:

	06.30.26	12.31.25

Income tax provision	57,671,300	96,492,130
Advances	(5,770,894)	-
Collections and withholdings	(71,957)	(208,410)

	51,828,449	96,283,720

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through	06.30.26
	As of 12.31.25	Profit or loss	Deferred tax asset	Deferred tax liability

Allowance for loan losses	179,623,934	(24,561,539)	155,062,395	-
Provisions	68,616,459	(14,267,754)	54,348,705	-
Loans and cards commissions	16,375,785	(7,360,491)	9,015,294	-
Organizational expenses and others	(91,306,112)	(6,845,471)	-	(98,151,583)
Property and equipment and miscellaneous assets	(130,643,608)	(1,087,092)	-	(131,730,700)
Debt securities and investments in equity instruments and derivatives	8,348,029	(1,751,388)	6,596,641	-
Other	61	(9)	52	-

Balance	51,014,548	(55,873,744)	225,023,087	(229,882,283)

Offsettings			(225,023,087)	225,023,087

Net deferred liabilities			-	(4,859,196)

Account		Changes recognized through	As of 12.31.25
	As of 12.31.24	Profit or loss	Deferred tax asset	Deferred tax liability

Allowance for loan losses	69,252,183	110,371,751	179,623,934	-
Provisions	86,140,028	(17,523,569)	68,616,459	-
Loans and cards commissions	11,493,934	4,881,851	16,375,785	-
Organizational expenses and others	(68,153,689)	(23,152,423)	-	(91,306,112)
Property and equipment and miscellaneous assets	(124,374,187)	(6,269,421)	-	(130,643,608)
Debt securities and investments in equity instruments and derivatives	(22,798,591)	31,146,620	8,348,029	-
Tax loss	75,607,175	(75,607,175)	-	-
Other	81	(20)	61	-

Balance	27,166,934	23,847,614	272,964,268	(221,949,720)

Offsettings			(221,949,720)	221,949,720

Net deferred assets			51,014,548	-

12.4. Income tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Current income tax expense	38,134,232	(18,170,836)	(4,455,247)	(91,684,910)
Income/(loss) from deferred income tax	(76,189,326)	(55,873,744)	(22,325,528)	5,456,960

Income tax recognized through profit or loss	(38,055,094)	(74,044,580)	(26,780,775)	(86,227,950)

Income tax recognized through OCI	16,702,360	(18,038,455)	6,755,926	91,741,883

Total income tax	(21,352,734)	(92,083,035)	(20,024,849)	5,513,933

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the fiscal period ended June 30, 2026 and 2025 was 26% and 32%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

Note 11 to the consolidated condensed financial statements as of June 30, 2026 includes supplementary information regarding the tax criteria applied and other matters related to income tax.

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	06.30.26	12.31.25

Private securities - Shares of other non-controlled companies (1)	11,045,092	11,754,454

TOTAL	11,045,092	11,754,454

For a more detailed breakdown of the information, see Exhibit A.

13.2. Investments in equity instruments through other comprehensive income

	06.30.26	12.31.25

Compensadora Electrónica S.A.	9,133,591	5,476,695
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)	4,620,059	5,018,282
Banco Latinoamericano de Exportaciones S.A.	1,843,417	1,530,700
Seguro de Depósitos S.A.	585,577	421,941
Other	77,718	89,367

TOTAL	16,260,362	12,536,985

For a more detailed breakdown of the information, see Exhibit A.

14. Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	06.30.26	12.31.25

Subsidiaries
Volkswagen Financial Services Compañía Financiera S.A.	59,340,756	52,626,581
FCA Compañía Financiera S.A.	45,925,429	44,761,204
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	40,189,422	97,898,051
PSA Finance Arg. Cía. Financiera S.A.	35,623,648	34,257,309
BBVA Securities S.A.U. (1)	30,071,978	-
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	196,495	241,470

Associates
Rombo Compañía Financiera S.A.	29,075,970	26,226,906
BBVA Seguros Argentina S.A.	10,341,454	9,708,102
Interbanking S.A.	6,282,620	5,624,984
Play Digital S.A. (2)	2,260,812	2,445,740
Openpay Argentina S.A. (3)	1,074,903	1,057,779

TOTAL	260,383,487	274,848,126

(1)	See also the information under “BBVA Securities Argentina S.A.U. - Capital contribution” in Note 2.2 to the consolidated financial statements.

(2)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of March 31, 2026. Additionally, significant transactions carried out or events that occurred between April 1 and June 30, 2026 have been considered.

(3)	On February 4, 2026, a capital contribution was made, amounting to 123,730 (136,568 in restated values), which was paid in cash. Furthermore, on October 6, 2025, a capital contribution was made, amounting to 187,650 (231,075 in restated values), which was paid in in cash.

15. Property and equipment

Breakdown is as follows:

	06.30.26	12.31.25

Real Estate	668,374,234	676,900,034
Furniture and facilities	115,004,260	126,026,368
Right of use - Real estate (1)	95,988,640	98,491,369
Works in progress	71,896,835	56,676,680
Machinery and equipment	69,447,840	84,612,363
Automobiles	3,403,137	3,797,840

TOTAL	1,024,114,946	1,046,504,654

(1) The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate condensed interim financial statements.

As mentioned in Note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, the recoverable value of Property and equipment exceeded its accounting balance.

16. Intangible assets

Breakdown is as follows:

	06.30.26	12.31.25

Own systems development expenses	157,331,888	137,598,243

TOTAL	157,331,888	137,598,243

17. Other non-financial assets

Breakdown is as follows:

	06.30.26	12.31.25

Investment properties	210,012,601	212,157,149
Prepayments	45,782,801	42,750,535
Advances to suppliers of goods	28,356,756	30,185,489
Other miscellaneous assets	21,639,199	13,028,622
Tax advances	4,365,693	37,252,994
Foreclosed assets	167,767	169,728
Advances to personnel	89,269	21,591,995
Other	2,113,129	4,931,393

TOTAL	312,527,215	362,067,905

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such date in the properties detailed below:

Account	Impairment
	06.30.26	12.31.25

Rented Real Estate – Della Paolera	(18,786,817)	(18,786,817)
Rented Real Estate – Edificio Tesla	(13,969,243)	(13,969,243)
Rented Real Estate – Torre BBVA	(11,187,965)	(11,187,965)
Rented Real Estate - Viamonte	(2,461,519)	(2,461,519)
Other investment property – City of Buenos Aires	(106,243)	(106,243)
Rented Real Estate – Mar del Plata	(77,576)	(77,576)
Rented Other investment property - Caseros	(13,041)	(13,041)
Rented Other investment property - Mendoza	(935)	(935)

TOTAL	(46,603,339)	(46,603,339)

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	06.30.26	12.31.25

Real Estate held for sale - Llavallol	564,595	564,595
Real Estate held for sale - Avellaneda	458,734	458,733
Real Estate held for sale - Villa Lynch	419,407	419,407
Real Estate held for sale - Bernal	309,625	309,626
Real Estate held for sale – Villa del Parque (1)	-	2,029,013

TOTAL	1,752,361	3,781,374

(1)	On March 18, 2026, the real estate held for sale - Villa del Parque was sold. The result of the transaction was recorded in other operating expenses.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	06.30.26	12.31.25

Real Estate held for sale - Llavallol	(711,109)	(711,109)
Real Estate held for sale - Avellaneda	(71,320)	(71,320)
Real Estate held for sale – Villa del Parque	-	(291,835)

TOTAL	(782,429)	(1,074,264)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.26	12.31.25

Non-financial Government sector	657,475,176	548,368,124
Financial sector	11,512,695	10,630,864
Non-financial Private Sector and Residents Abroad	18,545,510,480	19,595,825,486
Time deposits	7,953,209,492	8,083,202,041
Savings accounts	7,324,970,084	8,090,623,144
Checking accounts	3,176,616,806	3,339,446,546
Investment accounts	11,879,702	4,132,232
Other	78,834,396	78,421,523

TOTAL	19,214,498,351	20,154,824,474

20. Liabilities at fair value through profit or loss

Breakdown is as follows:

	06.30.26	12.31.25

Obligations from transactions with government securities	73,660,500	-

TOTAL	73,660,500	-

21. Other financial liabilities

Breakdown is as follows:

	06.30.26	12.31.25

Obligations from financing of purchases	1,405,293,994	1,514,331,958
Receivables for spot purchases pending settlement	156,316,514	11,369,032
Collections and other transactions on behalf of third parties	128,130,865	124,793,954
Payment orders pending credit	72,923,493	49,885,775
Lease liabilities (Note 25)	54,807,589	60,043,319
Cash and cash equivalents from spot purchases or sales pending settlement	48,580,651	-
Funds collected under ARCA’s instructions	36,292,550	49,858,070
Commissions accrued payable	209,478	220,283
Other	126,893,006	155,905,324

TOTAL	2,029,448,140	1,966,407,715

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	06.30.26	12.31.25

Foreign financial institutions	260,925,892	308,229,369
Local financial institutions	572,346	112,309,588
BCRA	525,307	2,012,794

TOTAL	262,023,545	422,551,751

23. Corporate bonds issued

As of June 30, 2026 and December 31, 2025, the balances related to corporate bonds of the Bank were as follows:

Detail	Issuance date	Nominal value(In thousands)	Maturity	Rate	Payment of interest	Outstanding securities as of 06.30.26	Outstanding securities as of 12.31.25

Class 37 BBVA - US$	08.22.25	43,355	08.22.26	FIXED 6%	Semi-annual	64,296,519	73,931,958
Class 38 BBVA - ARS	11.20.25	43,540,192	11.20.26	TAMAR + 3.50%	Quarterly	43,540,192	50,874,800
Class 39 BBVA – US$	12.05.25	50,000	12.05.26	FIXED 5.75%	Semi-annual	74,150,990	85,263,212
Class 40 BBVA - US$	02.27.26	36,503	08.27.27	FIXED 5%	Semi-annual	54,134,911	-
Class 41 BBVA - ARS	03.04.26	45,457,222	03.04.27	TAMAR + 3.50%	Quarterly	45,457,222	-
Class 44 BBVA – US$	05.08.26	48,019	05.08.28	FIXED 5%	Semi-annual	71,212,960	-
Class 45 BBVA - US$	05.08.26	25,072	05.08.27	FIXED 3.25%	Semi-annual	37,182,275	-
Class 46 BBVA - ARS	05.21.26	83,914,298	05.21.27	TAMAR + 3.25%	Quarterly	83,914,298	-
Class 47 BBVA - AR$	06.16.26	161,293,354	06.16.27	TAMAR + 3.25%	Quarterly	161,293,354	-
Class 32 BBVA - US$	02.27.25	16,510	02.27.26	FIXED 3.5%	Upon maturity	-	28,153,913
Class 34 BBVA - AR$	02.27.25	56,002,870	02.27.26	TAMAR + 2.75%	Quarterly	-	65,436,891
Class 35 BBVA - US$	06.03.25	62,313	06.03.26	FIXED 5.75%	Semi-annual	-	106,259,626
Class 36 BBVA - ARS	06.10.25	136,710,155	06.10.26	TAMAR + 3.20%	Quarterly	-	140,051,320

				Total Principal		635,182,721	549,971,720
				Accrued Interest		10,223,165	10,010,503
				Total Principal and Interest accrued		645,405,886	559,982,223

Definitions

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	US$ 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	03.26.25	Resolution No. 14,967 dated 11/29/2004. The last increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.

24. Other non-financial liabilities

Breakdown is as follows:

	06.30.26	12.31.25

Miscellaneous creditors	297,751,836	348,011,072
Short-term personnel benefits	147,452,972	166,815,346
Other collections and withholdings	125,038,962	132,674,582
Other taxes payable	81,675,029	98,170,941
Advances collected	61,003,195	101,251,283
Dividends payable (1)	46,007,350	13,789,812
Long-term personnel benefits	6,762,790	6,829,018
Social security payment orders pending settlement	1,499,837	1,060,318
Termination benefits payable	1,230,000	1,437,201
Contract liabilities (2)	327,147	3,227,817
Other	1,728,407	3,710,026

TOTAL	770,477,525	876,977,416

(1) Note 45 to the consolidated condensed interim financial statements.

(2) Represents a performance obligation satisfied over time.

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of June 30, 2026 and December 31, 2025:

Rights of use under leases

	Original value at the beginning of the year			Impairment				Residual value as of 06.30.26
				Accumulated as of 12.31.25		For the period (1)	Accumulated as of 06.30.26
Account		Additions	Derecognitions		Derecognitions

Leased real estate	174,191,794	10,308,667	15,016,796	75,700,425	6,098,419	3,893,019	73,495,025	95,988,640

(1) Note 38

	Original value at the beginning of the year			Impairment				Residual value as of 12.31.25
				Accumulated as of 12.31.24		For the year	Accumulated as of 12.31.25
Account		Additions	Derecognitions		Derecognitions

Leased real estate	163,466,771	22,487,232	11,762,209	75,953,939	7,456,455	7,202,941	75,700,425	98,491,369

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.26	12.31.25

Up to one year	6,118,086	2,106,826	8,224,912	3,815,063

From 1 to 5 years	33,789,806	5,365,264	39,155,070	38,732,636

More than 5 years	7,427,607	-	7,427,607	17,495,620

			54,807,589	60,043,319

Interest and exchange rate difference recognized in profit or loss

	06.30.26	06.30.25

Other operating expenses

Interest on lease liabilities (Note 39)	(2,878,561)	(2,772,471)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(346,135)	(5,861,927)

26. Analysis of the evolution of financing activities

The following table provides a reconciliation between the opening and closing balances of the main liabilities arising from financing activities:

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	06.30.26
Financial liabilities

Opening balance	559,982,223	60,043,319	422,551,751	1,042,577,293

Cash flow
Issuance - Non-subordinated corporate bonds	457,853,461	-	-	457,853,461
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(358,804,591)	-	(114,015,714)	(472,820,305)
Other payments related to financing activities	-	-	(46,378,095)	(46,378,095)
Payment of lease liabilities	-	(9,207,651)	-	(9,207,651)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	-	10,308,667	-	10,308,667
Accrued interest and adjustments	36,452,830	3,224,696	5,896,828	45,574,354
Monetary gain/(loss) generated by financial liabilities	(50,078,037)	(9,561,442)	(6,031,225)	(65,670,704)

Balance at fiscal period-end	645,405,886	54,807,589	262,023,545	962,237,020

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	06.30.25
Financial liabilities

Opening balance	120,758,420	49,654,386	68,841,309	239,254,115

Cash flow
Issuance - Non-subordinated corporate bonds	398,839,248	-	-	398,839,248
Collections of financing from local financial institutions	-	-	47,380,370	47,380,370
Other collections related to financing activities	-	-	21,646,772	21,646,772
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(54,734,165)	-	-	(54,734,165)
Payment of lease liabilities	-	(9,086,199)	-	(9,086,199)

Transactions that do not generate cash flows				-
Additions - Right of use of leased properties	-	7,483,383	-	7,483,383
Accrued interest and adjustments	14,427,437	8,634,398	1,447,272	24,509,107
Monetary gain/(loss) generated by financial liabilities	3,124,670	(6,723,110)	(1,338,349)	(4,936,789)

Balance at fiscal period-end	482,415,610	49,962,858	137,977,374	670,355,842

27. Interest income

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Interest from instruments	259,212,757	546,934,133	243,877,677	479,317,761
Interest from government securities	194,753,298	448,610,167	150,500,672	389,981,110
Interest from credit card loans	210,221,877	441,819,734	219,869,960	423,081,995
Interest from consumer loans	182,633,784	387,729,592	228,683,005	423,345,148
CER clause adjustment	127,548,750	229,446,883	136,859,090	248,697,698
Interest from overdrafts	86,470,205	194,078,156	117,049,874	201,784,891
UVA clause adjustment	86,252,336	162,965,720	52,458,713	86,980,737
Interest from other loans	53,115,904	139,709,928	78,239,866	132,968,001
Interest from loans to the financial sector	37,155,042	89,671,117	32,036,830	57,765,511
Interest from loans for the prefinancing and financing of exports	42,202,828	81,588,070	27,374,311	43,548,137
Interest from mortgage loans	16,535,675	31,106,444	9,235,014	16,617,899
Interest from pledge loans	9,183,559	19,950,106	11,266,121	22,080,015
Interest from finance leases	4,383,286	8,806,804	3,959,033	7,902,299
Premium for reverse repurchase agreements	4,113,381	4,401,357	12,397	12,397
Interest from private securities	820,212	1,842,551	890,435	1,906,741
Other financial interest income	3,318,805	20,964,673	8,173,945	12,611,348

TOTAL	1,317,921,699	2,809,625,435	1,320,486,943	2,548,601,688

28. Interest expense

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Interest from time deposits	369,054,912	872,964,091	449,918,812	846,190,666
Interest from current accounts deposits	61,594,444	131,842,524	86,996,464	161,809,162
Interest from other financial liabilities	29,789,887	62,346,505	27,361,552	47,246,925
Premium for repurchase agreements	5,927,936	19,805,108	-	2,154,381
UVA clause adjustment	6,825,026	9,683,763	6,057,608	12,149,872
Interest from savings accounts deposits	2,889,074	5,572,417	2,950,838	5,494,772
Interfinancial loans received	2,052,998	3,067,186	152,796	304,035
Borrowing surety bond transactions	-	54,608	2,336,041	3,473,214

TOTAL	478,134,277	1,105,336,202	575,774,111	1,078,823,027

29. Commission income

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

For credit cards	155,153,476	304,912,469	116,220,493	247,618,003
Linked to liabilities	63,511,674	127,612,256	70,008,765	138,179,776
From foreign trade and foreign currency transactions	11,477,279	22,381,557	8,366,514	16,938,650
From insurance	8,587,515	17,543,990	9,098,160	18,267,488
Linked to loans	4,934,800	10,092,077	4,059,583	8,283,398
Linked to securities	3,453,165	7,284,815	5,212,374	14,137,658
From guarantees granted	395,176	562,768	32,483	133,389
Linked to loan commitments	-	-	139,839	2,033,833

TOTAL	247,513,085	490,389,932	213,138,211	445,592,195

30. Commission expenses

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

For credit and debit cards	46,970,192	84,361,164	62,908,568	127,872,274
For foreign trade transactions	29,517,622	60,052,299	23,048,160	42,995,539
For payment of wages	3,401,157	7,160,016	6,994,701	16,455,387
For data processing	2,785,776	5,281,100	3,408,650	7,104,620
For new channels	1,375,699	2,459,685	7,426,514	16,795,189
Linked to transactions with securities	780,986	1,049,125	194,514	259,006
For advertising campaigns	256,964	561,174	194,441	890,010
Other commission expenses	5,415,243	11,930,023	6,498,125	13,182,933

TOTAL	90,503,639	172,854,586	110,673,673	225,554,958

31. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Gain from government securities	28,905,919	44,185,693	53,827,260	97,115,809
Gain/(loss) from private securities	(573,395)	815,491	(474,235)	(2,684,928)
Interest rate swaps	144,604	155,336	1,601,413	1,077,551
Gain from corporate bonds	84,718	112,854	13,294	13,740
Gain/(loss) from foreign currency forward transactions	959,799	(6,619,726)	3,604,913	5,051,918
Other	(302)	34,790	(538)	(538)

TOTAL	29,521,343	38,684,438	58,572,107	100,573,552

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Income from sale of government securities	18,134,642	15,109,924	(449,273)	110,489,085
Income from sale of private securities	21,575	100,186	56,777	2,581,374

TOTAL	18,156,217	15,210,110	(392,496)	113,070,459

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Income from trading in foreign currency	58,109,874	117,472,099	67,229,852	94,267,672
Conversion of foreign currency assets and liabilities into pesos	(9,342,130)	(12,196,631)	6,008,112	(9,201,277)

TOTAL	48,767,744	105,275,468	73,237,964	85,066,395

34. Other operating income

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Rental of safe deposit boxes	11,703,718	24,524,751	10,854,362	21,735,328
Adjustments and interest on miscellaneous receivables	9,311,474	19,422,029	12,478,691	25,485,345
Debit and credit card commissions	7,854,628	17,767,015	7,606,110	16,620,978
Punitive interest	7,787,335	17,007,189	7,616,940	12,579,437
Loans recovered	5,172,126	9,213,105	4,311,997	8,668,084
Rent	2,258,088	4,856,997	2,551,689	5,122,582
Fees expenses recovered	1,813,159	4,109,372	2,135,546	4,289,168
Commission from syndicated transactions	770,805	2,163,895	327,748	878,116
Allowances reversed	(42,921)	52,942	-	-
Other operating income	16,587,026	32,793,182	5,659,060	11,803,200

TOTAL	63,215,438	131,910,477	53,542,143	107,182,238

35. Impairment of financial assets

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Financial assets at amortized cost
Loan loss allowance in pesos (1)	198,260,368	414,706,942	188,458,581	319,667,017
Loan loss allowance in foreign currency	98,810,882	138,585,387	4,810,765	5,526,686

Financial assets at fair value through OCI
Correction of value due to credit losses (2)	29,827	(56,598)	9,416	(105,248)

TOTAL	297,101,077	553,235,731	193,278,762	325,088,455

(1)       It mainly represents loans and other financing.

(2)       It represents debt securities.

36. Personnel benefits

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Salaries	98,646,488	201,476,397	107,670,182	211,605,053
Social security withholdings and collections	33,296,796	69,543,118	34,384,827	64,553,645
Other short-term personnel benefits	30,232,887	51,917,725	29,669,097	55,029,942
Personnel compensation and bonuses	16,745,204	45,949,172	5,142,043	9,138,709
Personnel services	4,500,106	8,816,989	6,459,796	11,095,180
Employee termination benefits (Exhibit J)	1,630,692	1,630,692	1,218,969	1,218,969
Other long-term personnel benefits	918,310	918,310	1,247,980	1,247,980

TOTAL	185,970,483	380,252,403	185,792,894	353,889,478

37. Administrative expenses

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Rent	26,999,884	52,785,835	21,271,374	41,560,729
Contracted administrative services	19,264,668	42,836,338	32,663,471	70,432,379
Taxes	18,517,844	38,339,736	23,737,706	47,390,325
Maintenance and repair costs	17,193,704	35,246,711	17,954,710	34,927,990
IT	14,044,428	28,484,702	10,748,244	16,891,275
Armored transportation services	13,044,635	27,690,293	17,091,917	46,217,952
Advertising	7,320,488	19,392,748	15,526,805	34,312,136
Other fees	9,593,845	17,085,170	7,148,417	13,403,083
Electricity and communications	6,956,046	14,773,462	7,663,216	15,025,761
Documents distribution	6,759,440	11,127,541	8,555,755	17,443,053
Trade reports	4,456,530	9,571,231	6,033,710	13,541,565
Security services	3,481,748	8,297,227	10,647,096	18,692,455
Insurance	1,552,941	3,406,902	1,628,754	3,538,310
Representation and travel expenses	1,509,648	2,925,786	1,711,798	3,136,029
Fees to Bank Directors and Supervisory Committee	242,725	455,799	266,504	457,162
Stationery and supplies	126,553	240,278	232,732	467,585
Other administrative expenses	4,782,240	13,649,766	10,091,268	19,597,567

TOTAL	155,847,367	326,309,525	192,973,477	397,035,356

38. Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Property and equipment	22,848,289	48,557,322	21,425,889	44,291,947
Intangible assets	9,784,126	15,647,625	6,576,564	11,035,778
Right of use of leased real estate	1,957,467	3,893,019	1,580,581	3,140,412
Depreciation of other assets	1,704,538	2,026,289	1,645,709	1,912,724
Loss from sale or impairment of property, plant and equipment	-	-	-	41,238

TOTAL	36,294,420	70,124,255	31,228,743	60,422,099

39. Other operating expenses

Breakdown is as follows:

	Quarter ended 06.30.26	Accumulated as of 06.30.26	Quarter ended 06.30.25	Accumulated as of 06.30.25

Turnover tax	129,311,701	269,496,773	136,397,075	253,116,303
Initial recognition of loans	26,973,929	53,249,027	32,686,862	63,572,599
Other operating expenses	17,541,765	33,988,374	14,765,794	28,215,052
Contribution to the Deposit Guarantee Fund	7,475,235	15,319,192	6,570,208	12,900,341
Other allowances	3,231,652	5,479,353	16,827,781	26,485,024
Claims	1,655,952	3,659,708	6,235,388	9,132,829
Interest on liabilities from leases (Note 25)	1,380,895	2,878,561	1,333,801	2,772,471
Adjustment for restatement of dividends in constant currency	-	386,876	659,061	659,061

TOTAL	187,571,129	384,457,864	215,475,970	396,853,680

40. Restricted assets

As of June 30, 2026 and December 31, 2025, the Bank has the following restricted assets:

a)	The Entity does not have any assets pledged as collateral for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 708,629,224 and 1,368,198,865 as of June 30, 2026 and December 31, 2025, respectively (see Note 11 to these separate condensed interim financial statements).

41. Minimum cash and minimum capital requirements

41.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.26	12.31.25

Balances at the BCRA

BCRA - Current account not restricted	1,544,541,131	2,530,718,689
BCRA – Special guarantee accounts	405,693,024	405,508,432

	1,950,234,155	2,936,227,121

Government securities in pesos – At fair value through OCI (1)	4,484,617,558	2,786,721,759
Government securities in pesos – At fair value through profit or loss (1)	55,216,514	-
Government securities in foreign currency – At amortized cost (1)	14,846,784	682,352,794

TOTAL	6,504,915,011	6,405,301,674

(1) See detail of securities considered (identified with (1)), as of June 2026, in Exhibit A to the separate financial statements.

41.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement – On a separate basis	06.30.26	12.31.25

Credit risk	(1,446,842,316)	(1,536,198,301)
Operational risk	(104,118,273)	(70,871,692)
Market risk	(6,841,750)	(5,933,403)

Paid-in	3,518,311,745	3,428,821,304

Surplus	1,960,509,406	1,815,817,908

42. Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in Note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
		Fair value	Fair value level	Accounting balance 06.30.26	Accounting balance 12.31.25	Position with no options
Account	Identification						Options	Final position

Local:
Government Securities - In pesos

Argentine Treasury Bill Capitalizable in Pesos. Maturity 11-13-2026	9416	69,015,377	1	69,015,377	-	69,015,377	-	69,015,377
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 12-14-2029 (1)	9414	34,866,231	2	34,866,231	-	34,866,231	-	34,866,231
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 06-28-2030 (1)	9415	30,268,025	2	30,268,025	-	30,268,025	-	30,268,025
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 12-15-2028 (1)	9413	18,206,652	2	18,206,652	-	18,206,652	-	18,206,652
Argentine Treasury Bill adjusted by CER. Maturity 11-30-2026	9371	14,048,011	1	14,048,011	37,409,324	14,048,011	-	14,048,011
Argentine Treasury Bond Capitalizable in Pesos. Maturity 04-30-2027	9356	7,520,699	1	7,520,699	-	7,520,699	-	7,520,699
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 09-15-2026 (1)	9321	6,816,935	1	6,816,935	-	6,816,935	-	6,816,935
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 10-30-2026	9313	6,267,489	1	6,267,489	-	6,267,489	-	6,267,489
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 09-30-2027	9391	4,284,399	1	4,284,399	-	4,284,399	-	4,284,399
Argentine Treasury Bill adjusted by CER. Maturity 09-30-2026	9388	4,163,600	1	4,163,600	-	4,163,600	-	4,163,600
Argentine Treasury Bond in Pesos adjusted by CER 2%. Maturity 11-09-2026	5925	3,437,769	1	3,437,769	4,362,391	3,437,769	-	3,437,769
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 12-15-2027	9250	3,105,270	1	3,105,270	-	3,105,270	-	3,105,270
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-17-2026	9390	1,950,925	1	1,950,925	-	1,950,925	-	1,950,925
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 12-15-2026 (1)	9323	1,695,245	1	1,695,245	-	1,695,245	-	1,695,245
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-30-2026	9387	1,380,867	1	1,380,867	-	1,380,867	-	1,380,867
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 03-31-2027	9264	1,360,675	1	1,360,675	-	1,360,675	-	1,360,675
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-31-2026	9378	1,254,402	1	1,254,402	-	1,254,402	-	1,254,402
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 06-30-2028	9242	1,032,981	1	1,032,981	-	1,032,981	-	1,032,981
Argentine Treasury Bond in Pesos at TAMAR Rate. Maturity 08-31-2028	9403	1,009,118	1	1,009,118	-	1,009,118	-	1,009,118
Argentine Treasury Bill Capitalizable in Pesos at TAMAR Rate. Maturity 08-31-2026 (1)	9358	578,923	1	578,923	-	578,923	-	578,923
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 06-30-2027	9241	486,448	1	486,448	-	486,448	-	486,448
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-14-2026	9400	381,531	1	381,531	-	381,531	-	381,531
Argentine Treasury Bill Capitalizable in Pesos. Maturity 10-30-2026	9355	39,945	1	39,945	-	39,945	-	39,945
Argentine Treasury Bond Capitalizable in Pesos. Maturity 02-13-2026	9314	-	1	-	95,102,809	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 01-30-2026	9316	-	1	-	81,518,410	-	-	-
Argentine Treasury Bill adjusted by CER. Maturity 05-29-2026	9363	-	1	-	28,775,174	-	-	-
Argentine Treasury Bond in Pesos adjusted by CER. Maturity 03-31-2026	9257	-	1	-	27,899,873	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026	9351	-	1	-	18,825,806	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-27-2026	9346	-	1	-	10,773,297	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 11-30-2026	9368	-	2	-	10,694,596	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-29-2026	9333	-	1	-	10,400,959	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026	9367	-	1	-	4,468,367	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-31-2026	9357	-	1	-	2,629,225	-	-	-
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 12-15-2026	9249	-	1	-	1,031,588	-	-	-
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 03-16-2026	9319	-	1	-	780,107	-	-	-

Subtotal Government Securities - In pesos		213,171,517		213,171,517	334,671,926	213,171,517	-	213,171,517

Government Securities – In foreign currency

Argentine Treasury Bill Zero Coupon in USD. Maturity 07-31-2026	9407	16,449,279	1	16,449,279	-	16,449,279	-	16,449,279
Argentine Treasury Bond in USD. Maturity 10-31-2028	9396	863,165	1	863,165	-	863,165	-	863,165
Argentine Treasury Bill Zero Coupon in USD. Maturity 09-30-2026	9389	161,789	1	161,789	-	161,789	-	161,789
Argentine Treasury Bill Zero Coupon in USD. Maturity 08-31-2026	9411	67,486	2	67,486	-	67,486	-	67,486
Argentine Treasury Bill Zero Coupon in USD. Maturity 01-30-2026	9354	-	2	-	16,866,383	-	-	-
Argentine Treasury Bill Zero Coupon in USD. Maturity 01-16-2026	9327	-	1	-	143,323	-	-	-
AL30 Local-Law Step-Up Bond in USD. Maturity 07-09-2030	5921	-	1	-	87,457	-	-	-

Subtotal Government Securities – In foreign currency		17,541,719		17,541,719	17,097,163	17,541,719	-	17,541,719

Private Securities – In pesos

Newsan S.A. Corporate Bond Series 23 in Pesos. Maturity 05-12-2027	59408	1,462,740	2	1,462,740	-	1,462,740	-	1,462,740
Arcor Corporate Bond in Pesos Series 3. Maturity 12-15-2026	59072	-	2	-	366,921	-	-	-

Subtotal Private Securities – In pesos		1,462,740		1,462,740	366,921	1,462,740	-	1,462,740

Private Securities – In foreign currency

CNH Industrial Capital Argentina Corporate Bond Series 10 in USD. Maturity 03-06-2028	59037	-	2	-	206,678	-	-	-

Subtotal Private Securities - In foreign currency		—		-	206,678	-	-	-

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		232,175,976		232,175,976	352,342,688	232,175,976	-	232,175,976

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
		Fair value	Fair value level	Accounting balance 06.30.26	Accounting balance 12.31.25	Position with no options		Final position
Account	Identification						Options

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Argentine Treasury Bond in Pesos at TAMAR rate. Maturity 02-25-2028 (1)	9401	1,208,400,000	1	1,208,400,000	-	1,208,400,000	-	1,208,400,000
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 12-14-2029 (1)	9414	942,780,250	2	942,780,250	-	942,780,250	-	942,780,250
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 12-15-2026 (1)	9249	506,651,924	1	506,651,924	184,182,294	506,651,924	-	506,651,924
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 06-29-2029 (1)	9404	439,324,170	1	439,324,170	-	439,324,170	-	439,324,170
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 09-30-2027 (1)	9391	270,300,000	1	270,300,000	-	270,300,000	-	270,300,000
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 03-31-2027 (1)	9264	165,712,848	1	165,712,848	18,832,792	165,712,848	-	165,712,848
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 06-30-2028 (1)	9405	160,792,808	1	160,792,808	-	160,792,808	-	160,792,808
Argentine Treasury Bond in Pesos at Dual CER/TAMAR Rate. Maturity 06-28-2030 (1)	9415	147,707,625	2	147,707,625	-	147,707,625	-	147,707,625
Argentine Treasury Bond in Pesos at TAMAR Rate. Maturity 08-31-2028 (1)	9403	145,679,800	1	145,679,800	-	145,679,800	-	145,679,800
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 10-30-2026 (1)	9313	129,969,984	1	129,969,984	145,438,403	129,969,984	-	129,969,984
Argentine Treasury Bill adjusted by CER. Maturity 11-30-2026 (1)	9371	118,850,000	1	118,850,000	-	118,850,000	-	118,850,000
Argentine Treasury Bond in Pesos at TAMAR Rate. Maturity 02-26-2027 (1)	9380	110,036,392	1	110,036,392	-	110,036,392	-	110,036,392
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-15-2026	9406	102,381,600	1	102,381,600	-	102,381,600	-	102,381,600
Argentine Treasury Bill adjusted by CER. Maturity 07-31-2026 (1)	9379	75,510,021	1	75,510,021	-	75,510,021	-	75,510,021
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-30-2026 (1)	9387	52,211,736	1	52,211,736	-	52,211,736	-	52,211,736
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-17-2026 (1)	9390	10,690,000	1	10,690,000	-	10,690,000	-	10,690,000
Argentine Treasury Bond in Pesos at Fixed Rate. Maturity 05-30-2030	9334	6,993,271	1	6,993,271	8,053,915	6,993,271	-	6,993,271
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 12-15-2027	9250	1,065,401	1	1,065,401	4,925,809	1,065,401	-	1,065,401
Argentine Treasury Bond in Pesos adjusted by Cer. Maturity 03-31-2026	9257	-	1	-	501,804,029	-	-	-
Argentine Treasury Bill Capitalizable in Pesos at TAMAR Rate. Maturity 04-30-2026	9360	-	2	-	393,134,332	-	-	-
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 03-16-2026	9319	-	1	-	338,649,666	-	-	-
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 09-15-2026	9321	-	1	-	321,816,685	-	-	-
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 12-15-2026	9323	-	1	-	309,085,052	-	-	-
Argentine Treasury Bond in Pesos at Dual Rate. Maturity 06-30-2026	9320	-	1	-	229,249,602	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026	9351	-	1	-	151,031,447	-	-	-
Argentine Treasury Bill Capitalizable in Pesos at TAMAR Rate. Maturity 08-31-2026	9358	-	1	-	121,199,363	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026	9367	-	1	-	58,486,482	-	-	-
Argentine Treasury Bond in Pesos adjusted by CER 0%. Maturity 06-30-2026	9240	-	1	-	32,644,404	-	-	-

Subtotal Government Securities - In pesos		4,595,057,830		4,595,057,830	2,818,534,275	4,595,057,830	-	4,595,057,830

Government Securities – In foreign currency

Argentine Treasury Bond in USD. Maturity 10-31-2028	9396	81,224,643	1	81,224,643	-	81,224,643	-	81,224,643
Argentine Treasury Bond in USD. Maturity 10-29-2027	9385	37,928,182	1	37,928,182	-	37,928,182	-	37,928,182
AL30 Local-Law Step-Up Bond in USD. Maturity 07-09-2030	5921	27,405,427	1	27,405,427	-	27,405,427	-	27,405,427
Argentine Treasury Bill Zero Coupon in USD. Maturity 01-16-2026	9327	-	1	-	5,533,573	-	-	-

Subtotal Government Securities – In foreign currency		146,558,252		146,558,252	5,533,573	146,558,252	-	146,558,252

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
		Fair value	Fair value level	Accounting balance 06.30.26	Accounting balance 12.31.25	Position with no options
Account	Identification						Options	Final position

OTHER DEBT SECURITIES (Continued)

BCRA Notes – In foreign currency

Bond for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Class C)	9236	4,677,000	1	4,677,000	-	4,677,000	-	4,677,000

Subtotal BCRA Notes - In foreign currency		4,677,000		4,677,000	-	4,677,000	-	4,677,000

Private Securities – In pesos

Mercado Pago Corporate Bond Series 1 in Pesos at TAMAR floating rate. Maturity 07-18-2026	58794	2,090,000	1	2,090,000	7,396,327	2,090,000	-	2,090,000
Fiat Compañía Financiera Corporate Bond Series 20 in Pesos. Maturity 03-01-2026	58274	-	2	-	765,257	-	-	-

Subtotal Private Securities - In pesos		2,090,000		2,090,000	8,161,584	2,090,000	-	2,090,000

Private Securities - In foreign currency

CNH Industrial Capital Argentina Corporate Bond Series 10 in USD. Maturity 06-03-2028	59037	4,549,164	1	4,549,164	5,166,952	4,549,164	-	4,549,164
Empresa de Gas del Sur (EMGASUD) S.A. Corporate Bond Series 48 in USD. Maturity 03-05-2028	58507	3,881,804	2	3,881,804	4,261,028	3,881,804	-	3,881,804
360 Energy Solar S.A. Corporate Bond Series 4 in USD at a fixed interest rate. Maturity 10-30-2027	58187	3,757,601	1	3,757,601	3,917,845	3,757,601	-	3,757,601
Petroquímica Comodoro Rivadavia Corporate Bond Series R in USD. Maturity 10-22-2028	58155	3,724,233	1	3,724,233	3,998,844	3,724,233	-	3,724,233
Empresa de Gas del Sur (EMGASUD) S.A. Corporate Bond Series 39 in USD. Maturity 07-14-2028	57194	3,148,061	2	3,148,061	3,276,867	3,148,061	-	3,148,061
Minera EXAR Corporate Bond Series 1 in USD. Maturity 11-11-2027	58210	3,042,244	1	3,042,244	3,357,481	3,042,244	-	3,042,244
CAPEX S.A. Corporate Bond Series 10 in USD. Maturity 07-05-2028	57880	2,778,030	2	2,778,030	3,002,792	2,778,030	-	2,778,030
CAPEX S.A. Corporate Bond Series 11 in USD. Maturity 06-17-2028	58728	2,221,193	1	2,221,193	2,519,528	2,221,193	-	2,221,193
YPF Corporate Bond Series 35 in USD. Maturity 02-27-2027	58484	1,822,335	1	1,822,335	2,059,618	1,822,335	-	1,822,335
Petroquímica Comodoro Rivadavia Corporate Bond Series O in USD. Maturity 09-22-2027	57379	1,718,036	2	1,718,036	1,822,163	1,718,036	-	1,718,036
Petroquímica Comodoro Rivadavia Corporate Bond Series T in USD. Maturity 07-21-2028	58798	1,560,878	1	1,560,878	1,744,485	1,560,878	-	1,560,878
Luz De Tres Picos Corporate Bond Series 4 in USD. Maturity 09-29-2026	56467	1,541,167	2	1,541,167	5,151,155	1,541,167	-	1,541,167
Ledesma Corporate Bond Series 15 in USD at fixed rate. Maturity 10-04-2027	58426	453,359	1	453,359	496,232	453,359	-	453,359
John Deere Credit Cia Financiera S.A. Corporate Bond Series X in USD. Maturity 03-08-2026	57639	-	2	-	1,724,225	-	-	-

Subtotal Private Securities - In foreign currency		34,198,105		34,198,105	42,499,215	34,198,105	-	34,198,105

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		4,782,581,187		4,782,581,187	2,874,728,647	4,782,581,187	-	4,782,581,187

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
		Fair value	Fair value level	Accounting balance 06.30.26	Accounting balance 12.31.25	Position with no options
Account	Identification						Options	Final position

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bond in Pesos. Maturity 05-23-2027 (1)	9132	8,010,905	2	7,998,678	18,642,273	7,998,678	-	7,998,678
Argentine Treasury Bond in Pesos at Badlar Private rate 0.7%. Maturity 11-23-2027 (1)	9166	6,856,766	2	6,848,106	8,048,461	6,848,106	-	6,848,106
Argentine Treasury Bill Capitalizable in Pesos at TAMAR Rate. Maturity 01-16-2026	9342	-	2	-	655,662,060	-	-	-

Subtotal Government Securities - In pesos		14,867,671		14,846,784	682,352,794	14,846,784	-	14,846,784

TOTAL SECURITIES AT AMORTIZED COST		14,867,671		14,846,784	682,352,794	14,846,784	-	14,846,784

TOTAL OTHER DEBT SECURITIES		4,797,448,858		4,797,427,971	3,557,081,441	4,797,427,971	-	4,797,427,971

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentinos S.A.		7,972,487	1	7,972,487	8,737,038	7,972,487	-	7,972,487
Share VALO- Banco de Valores S.A.		3,072,605	1	3,072,605	3,017,416	3,072,605	-	3,072,605

Subtotal Private Securities - In pesos		11,045,092		11,045,092	11,754,454	11,045,092	-	11,045,092

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		11,045,092		11,045,092	11,754,454	11,045,092	-	11,045,092

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		9,133,591	3	9,133,591	5,476,695	9,133,591	-	9,133,591
A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A.)		4,620,059	1	4,620,059	5,018,282	4,620,059	-	4,620,059
Seguro de Depósitos S.A.		585,577	3	585,577	421,941	585,577	-	585,577
Other		14,265	3	14,265	14,264	14,265	-	14,265

Subtotal Private Securities - In pesos		14,353,492		14,353,492	10,931,182	14,353,492	-	14,353,492

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		1,843,417	2	1,843,417	1,530,700	1,843,417	-	1,843,417
Other		63,453	2	63,453	75,103	63,453	-	63,453

Subtotal Private Securities - In foreign currency		1,906,870		1,906,870	1,605,803	1,906,870	-	1,906,870

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		16,260,362		16,260,362	12,536,985	16,260,362	-	16,260,362

TOTAL EQUITY INSTRUMENTS		27,305,454		27,305,454	24,291,439	27,305,454	-	27,305,454

(1) It represents securities fully or partially computed for minimum cash requirements, Note 41.1 to the separate financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

Account	06.30.26	12.31.25

COMMERCIAL PORTFOLIO

Normal performance	7,497,674,438	7,349,472,018
Preferred collaterals and counter-guarantees "A"	3,882,712	15,556,932
Preferred collaterals and counter-guarantees "B"	34,017,149	37,224,097
No preferred guarantees or counter guarantees	7,459,774,577	7,296,690,989

With special follow-up	-	12,754,416

Under observation	-	12,754,416
No preferred guarantees or counter guarantees	-	12,754,416

Troubled	7,937,791	10,384,415
Preferred collaterals and counter-guarantees "B"	66,295	-
No preferred guarantees or counter guarantees	7,871,496	10,384,415

With high risk of insolvency	40,167,570	15,837,836
Preferred collaterals and counter-guarantees "B"	425,814	-
No preferred guarantees or counter guarantees	39,741,756	15,837,836

Uncollectible	5,277	1,231,154
No preferred guarantees or counter guarantees	5,277	1,231,154

TOTAL	7,545,785,076	7,389,679,839

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

Account	06.30.26	12.31.25

CONSUMER AND HOUSING PORTFOLIO

Normal performance	7,562,905,841	8,135,328,948
Preferred collaterals and counter-guarantees "A"	2,851,265	2,231,296
Preferred collaterals and counter-guarantees "B"	792,702,635	668,101,084
No preferred guarantees or counter guarantees	6,767,351,941	7,464,996,568

Low risk	270,844,471	366,575,796
Preferred collaterals and counter-guarantees "A"	-	9,507
Preferred collaterals and counter-guarantees "B"	12,466,727	10,534,995
No preferred guarantees or counter guarantees	258,377,744	356,031,294

Low risk - with special follow-up	33,534,404	18,764,150
Preferred collaterals and counter-guarantees "B"	119,929	67,591
No preferred guarantees or counter guarantees	33,414,475	18,696,559

Medium risk	335,061,686	325,616,746
Preferred collaterals and counter-guarantees "B"	2,451,897	1,304,961
No preferred guarantees or counter guarantees	332,609,789	324,311,785

High risk	588,739,599	353,674,304
Preferred collaterals and counter-guarantees "A"	7,006	-
Preferred collaterals and counter-guarantees "B"	10,516,590	12,106,899
No preferred guarantees or counter guarantees	578,216,003	341,567,405

Uncollectible	64,272,059	23,825,371
Preferred collaterals and counter-guarantees "A"	-	402
Preferred collaterals and counter-guarantees "B"	7,927,053	5,286,711
No preferred guarantees or counter guarantees	56,345,006	18,538,258

TOTAL	8,855,358,060	9,223,785,315

TOTAL GENERAL	16,401,143,136	16,613,465,154

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	06.30.26		12.31.25
	Debt balance	% over total portfolio	Debt balance	% over total portfolio
Number of customers

10 largest customers	1,660,802,649	10.13%	1,810,561,193	10.90%
50 following largest customers	2,447,694,353	14.92%	2,345,031,754	14.12%
100 following largest customers	1,370,362,712	8.36%	1,449,662,131	8.73%
All other customers	10,922,283,422	66.59%	11,008,210,076	66.25%

TOTAL	16,401,143,136	100.00%	16,613,465,154	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statements originally issued in Spanish – See Note 42)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	5,793,006	8,516	12,774	25,548	4,258	-	5,844,102

Financial sector	-	366,535,664	44,593,387	95,158,702	159,069,938	61,762,474	6,146,094	733,266,259

Non-financial Private Sector and Residents Abroad	905,579,985	5,401,288,306	2,182,131,493	1,706,052,433	1,997,474,510	1,766,278,887	3,938,188,609	17,896,994,223

TOTAL	905,579,985	5,773,616,976	2,226,733,396	1,801,223,909	2,156,569,996	1,828,045,619	3,944,334,703	18,636,104,584

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statements originally issued in Spanish – See Note 42)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	3,640,625	9,951	14,926	29,852	34,827	-	3,730,181

Financial sector	-	280,051,838	93,531,467	80,991,942	145,381,613	122,751,789	3,754,231	726,462,880

Non-financial Private Sector and Residents Abroad	653,259,104	6,157,400,533	2,412,168,208	2,579,503,441	1,767,574,888	1,918,299,528	3,907,831,507	19,396,037,209

TOTAL	653,259,104	6,441,092,996	2,505,709,626	2,660,510,309	1,912,986,353	2,041,086,144	3,911,585,738	20,126,230,270

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	06.30.26		12.31.25
	Debt balance	% over total portfolio	Debt balance	% over total portfolio
Number of customers

10 largest customers	4,990,231,418	25.97%	4,254,504,395	21.11%

50 following largest customers	2,396,566,874	12.47%	3,069,416,616	15.23%

100 following largest customers	915,836,100	4.77%	1,136,531,208	5.64%

All other customers	10,911,863,959	56.79%	11,694,372,255	58.02%

TOTAL	19,214,498,351	100.00%	20,154,824,474	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	16,378,004,954	2,664,987,028	195,260,964	167,311,559	71,630	-	19,405,636,135
Non-financial Government sector	539,557,768	128,089,160	-	2,273,193	-	-	669,920,121
Financial sector	11,512,695	-	-	-	-	-	11,512,695
Non-financial Private Sector and Residents Abroad	15,826,934,491	2,536,897,868	195,260,964	165,038,366	71,630	-	18,724,203,319
Liabilities at fair value through profit or loss	73,660,500	-	-	-	-	-	73,660,500
Derivative instruments	6,667,180	-	-	-	-	-	6,667,180
Other financial liabilities	2,029,822,356	730,159	900,896	1,496,422	2,107,202	26,137,533	2,061,194,568
Financing received from the BCRA and other financial institutions	55,933,688	60,586,670	148,027,030	1,676,512	-	-	266,223,900
Corporate bonds issued	311,200,821	-	43,540,192	290,664,874	-	-	645,405,887

TOTAL	18,855,289,499	2,726,303,857	387,729,082	461,149,367	2,178,832	26,137,533	22,458,788,170

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	18,249,394,943	1,511,830,855	581,042,581	137,746,783	16,952	-	20,480,032,114
Non-financial Government sector	556,624,381	2,673,552	-	-	-	-	559,297,933
Financial sector	10,630,864	-	-	-	-	-	10,630,864
Non-financial Private Sector and Residents Abroad	17,682,139,698	1,509,157,303	581,042,581	137,746,783	16,952	-	19,910,103,317
Derivative instruments	7,505,542	-	-	-	-	-	7,505,542
Repo transactions and surety bonds	518,458,897	-	-	-	-	-	518,458,897
Other financial institutions	518,458,897	-	-	-	-	-	518,458,897
Other financial liabilities	1,966,919,052	998,388	1,370,760	2,305,850	3,002,344	31,196,133	2,005,792,527
Financing received from the BCRA and other financial institutions	85,218,358	237,493,182	103,810,773	1,764,506	-	-	428,286,819
Corporate bonds issued	559,982,225	-	-	-	-	-	559,982,225

TOTAL	21,387,479,017	1,750,322,425	686,224,114	141,817,139	3,019,296	31,196,133	24,000,058,124

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 06.30.2026

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments (1)	25,523,251	-		3,302,347	-	(3,396,320)	18,824,584

	- For administrative, disciplinary and criminal penalties	5,842	-		-	-	(842)	5,000

	- Provisions for termination plans	2,798,515	1,630,692		-	-	(403,461)	4,025,746

	- Other	29,631,969	8,781,703	(2)	52,942	4,573,678	(4,772,369)	29,014,683

	TOTAL PROVISIONS	57,959,577	10,412,395		3,355,289	4,573,678	(8,572,992)	51,870,013

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).

PROVISIONS

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

					Decreases		Monetary gain (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.2025

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments (1)	35,014,485	-		263,115	-	(9,228,119)	25,523,251

	- For administrative, disciplinary and criminal penalties	7,685	-		-	-	(1,843)	5,842

	- Provisions for termination plans	2,690,452	905,736		-	-	(797,673)	2,798,515

	- Other	34,534,204	18,095,825	(2)	1,123,105	12,739,192	(9,135,763)	29,631,969

	TOTAL PROVISIONS	72,246,826	19,001,561		1,386,220	12,739,192	(19,163,398)	57,959,577

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

ACCOUNTS	TOTAL AS OF 06.30.26	AS OF 06.30.26 (per currency)				TOTAL AS OF 12.31.25

ASSETS		Dollar	Euro	Real	Other

Cash and deposits in banks	2,995,085,576	2,872,472,564	116,633,266	658,017	5,321,729	4,080,504,997
Debt securities at fair value through profit or loss	17,541,719	17,541,719	-	-	-	17,303,841
Other financial assets	16,855,232	16,650,017	205,215	-	-	29,750,407
Loans and other financing	4,283,695,694	4,278,909,803	4,785,891	-	-	3,924,092,219
Non-financial Government sector	20,277	20,277	-	-	-	4,086
Other financial institutions	3,902	3,902	-	-	-	1,586
Non-financial Private Sector and Residents Abroad	4,283,671,515	4,278,885,624	4,785,891	-	-	3,924,086,547
Other debt securities	185,433,357	185,433,357	-	-	-	48,032,788
Financial assets pledged as collateral	147,081,036	147,081,036	-	-	-	176,703,863
Investments in Equity Instruments	1,906,870	1,843,416	63,454	-	-	1,605,803

TOTAL ASSETS	7,647,599,484	7,519,931,912	121,687,826	658,017	5,321,729	8,277,993,918

	TOTAL AS OF 06.30.26	AS OF 06.30.26 (per currency)				TOTAL AS OF 12.31.25

LIABILITIES		Dollar	Euro	Real	Other

Deposits	6,844,897,953	6,764,863,625	80,034,328	-	-	7,443,491,922
Non-financial Government sector	115,771,116	115,768,822	2,294	-	-	115,849,174
Financial sector	3,913,601	3,900,485	13,116	-	-	5,010,352
Non-financial Private Sector and Residents Abroad	6,725,213,236	6,645,194,318	80,018,918	-	-	7,322,632,396
Liabilities at fair value through profit or loss	50,806	50,806	-	-	-	-
Other financial liabilities	307,910,834	291,113,825	15,010,964	-	1,786,045	248,487,293
Financing received from the BCRA and other financial institutions	260,934,766	256,502,990	4,431,776	-	-	360,749,260
Corporate bonds issued	304,269,921	304,269,921	-	-	-	296,892,541
Other non-financial liabilities	95,807,749	62,461,989	33,345,760	-	-	107,952,744

TOTAL LIABILITIES	7,813,872,029	7,679,263,156	132,822,828	-	1,786,045	8,457,573,760

EXHIBIT O

DERIVATIVES

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions - own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	18	4	69	4,700,000

	REPO TRANSACTIONS (2)	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	1	1	1	24,360,000

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	A3 Mercados	3	2	1	994,639,135

	FUTURES	Financial transactions - own account	Foreign currency	Upon maturity of differences	OTC - Residents abroad	2	1	74	37,520,401

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	4	3	116	261,005,354

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.
(2)	Although these transactions are not derivative financial instruments, they are disclosed in this exhibit as required by the BCRA. See Note 7 to the separate interim statement of financial position.

DERIVATIVES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	14	5	55	21,162,037

	REPOS (2)	Financial transactions own account	Other	Upon maturity of differences	OTC – Residents in the country – Financial sector	1	1	3	330,729,141

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	A3 Mercados	5	2	1	1,319,485,718

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC – Residents in the country	1	1	42	10,231,585

	FUTURES	Financial transactions - own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	6	3	190	764,702,921

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.
(2)	Although these transactions are not derivative financial instruments, they are disclosed in this exhibit as required by the BCRA. See Note 7 to the separate interim statement of financial position.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF JUNE 30, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.25	ECL for the following 12 months			Monetary gain (loss) generated by allowances	Balances as of 06.30.26
			FI with significant increase of credit risk	FI with credit impairment

Other financial assets	2,805,634	-	-	336,704	(414,558)	2,727,780

Loans and other financing	747,133,464	(42,955,981)	(4,588,568)	256,039,452	(125,149,622)	830,478,745
Other financial institutions	37,281,411	(32,518,382)	(1,934,221)	(258,607)	(2,318,728)	251,473
Non-financial Private Sector and Residents Abroad	709,852,053	(10,437,599)	(2,654,347)	256,298,059	(122,830,894)	830,227,272
Overdrafts	20,157,708	(128,512)	3,561,784	(3,001,681)	(3,128,473)	17,460,826
Instruments	37,192,219	957,105	2,511,461	16,777,833	(6,025,868)	51,412,750
Mortgage loans	18,604,357	473,977	1,824,323	3,970,795	(2,915,191)	21,958,261
Pledge loans	9,870,553	(265,605)	(20,451)	2,015,893	(1,560,367)	10,040,023
Consumer loans	285,627,523	(9,021,302)	(7,060,306)	197,869,184	(51,459,668)	415,955,431
Credit cards	259,223,308	(7,948,427)	(6,954,655)	109,676,494	(45,962,104)	308,034,616
Finance leases	2,813,953	(1,082,204)	82,491	167,611	(319,087)	1,662,764
Other	76,362,432	6,577,369	3,401,006	(71,178,070)	(11,460,136)	3,702,601

Other debt securities	154,028	(41,678)	-	-	(14,920)	97,430

Contingent commitments	25,523,251	(1,972,668)	(1,467,812)	138,133	(3,396,320)	18,824,584

TOTAL ALLOWANCES	775,616,377	(44,970,327)	(6,056,380)	256,514,289	(128,975,420)	852,128,539

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish – See Note 42)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.24	ECL for the following 12 months			Monetary gain (loss) generated by allowances	Balances as of 12.31.25
			FI with significant increase of credit risk	FI with credit impairment

Other financial assets	2,424,442	(564,205)	-	1,592,859	(647,462)	2,805,634

Loans and other financing	259,623,489	33,306,938	51,964,161	520,616,868	(118,377,992)	747,133,464
Other financial institutions	20,084,206	22,850,058	1,676,776	238,251	(7,567,880)	37,281,411
Non-financial Private Sector and Residents Abroad	239,539,283	10,456,880	50,287,385	520,378,617	(110,810,112)	709,852,053
Overdrafts	10,250,737	103,263	(315,994)	14,184,557	(4,064,855)	20,157,708
Instruments	19,775,480	(6,870,190)	2,131,543	27,931,168	(5,775,782)	37,192,219
Mortgage loans	13,812,100	1,398,262	3,973,060	3,745,363	(4,324,428)	18,604,357
Pledge loans	1,964,974	201,253	140,115	9,056,270	(1,492,059)	9,870,553
Consumer loans	70,645,603	9,677,392	21,603,913	225,213,695	(41,513,080)	285,627,523
Credit cards	105,117,551	2,831,556	14,636,751	182,347,554	(45,710,104)	259,223,308
Finance leases	941,138	264,127	194,912	1,748,794	(335,018)	2,813,953
Other	17,031,700	2,851,217	7,923,085	56,151,216	(7,594,786)	76,362,432

Other debt securities	241,090	(42,704)	-	-	(44,358)	154,028

Contingent commitments	35,014,485	(2,492,950)	1,718,664	511,170	(9,228,118)	25,523,251

TOTAL ALLOWANCES	297,303,506	30,207,079	53,682,825	522,720,897	(128,297,930)	775,616,377

This reporting summary was prepared on the basis of the consolidated condensed interim financial statements of the Bank prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards as issued by the IASB, the following affects the preparation of these consolidated condensed interim financial statements:

–	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55 except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of June 30, 2026 and December 31, 2025, its shareholders’ equity would have been reduced by 91,963 and 563,966, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS Accounting Standards issued by the IASB, as adopted by the BCRA as per Communication “A” 8400. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements as of June 30, 2026 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on August 27, 2026.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial Institutions for the fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of June 30, 2026 and December 31, 2025.

Banco BBVA Argentina S.A. (NYSE; A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.); BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of June 30, 2026, the Entity's total assets, liabilities and shareholders' equity amounted to 28,139,492,592; 23,813,773,044; and 4,186,988,674; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.6 million active customers as of June 30, 2026. That network includes 223 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 812 ATMs, 857 self-service terminals, 15 in-company banks and one point of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. Banco BBVA Argentina S.A. has 6,493 employees, including 145 employees of BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, PSA Finance Argentina Compañía Financiera S.A., BBVA Securities Argentina S.A.U. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural and temporary. Expatriate employees are excluded).

The loan portfolio net of allowance for loan losses totaled $ 16,397,312,390 as of June 30, 2026, reflecting a 10.08% increase as compared to the previous year.

As it relates to consumer loans, including mortgage loans, credit cards, consumer loans and pledge loans, the latter jointly with mortgage loans increased the most, by 153.38% in the case of pledge loans and 60.17% in case of mortgage loans, compared with June 30, 2025.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 12% at fiscal period- end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 6.09%, with a 79.91% hedge level (total allowances/nonperforming financing) as of June 30, 2026.

The exposure for securities as of June 30, 2026 totaled $ 5,077,397,683.

In terms of liabilities, customers’ resources totaled $ 19,207,959,699, with a 10.41% increase over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 9.91% at fiscal period-end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 222,551,251 as of June 30, 2026, representing a return on average shareholders’ equity of 10.35%, a return on average assets of 1.47%, and a return on average liabilities of 1.72%.

Accumulated net interest income totaled 1,851,605,078, increasing 18.94% compared to June 2025. This increase was driven by higher interest income from other loans, UVA clause adjustments and interest on notes receivable. The increase was partially offset by higher interest expense related to certificates of deposits and interest on other financial liabilities.

Accumulated net commission income totaled 360,240,433, increasing 34.98% compared with June 2025. This increase was generated by higher income from credit card commissions and commissions on foreign transactions and foreign exchange, and by lower commission expense for new channels.

Accumulated administrative expenses and personnel benefits totaled 731,440,412, decreasing 4.42% compared with June 2025. This decrease was generated by lower personnel compensation expense, followed by lower contracted administrative services and armored transportation expenses. The decrease was offset by higher personnel compensation and bonus expenses and rental expenses.

Prospects

During the second quarter of 2026, the sharp decline in inflation strengthened expectations of macroeconomic consolidation, creating a favorable environment for the recovery of credit, consumption and real income. Despite sectoral heterogeneity, economic activity is showing an early-stage growth path, driven by the approval of RIGI (Investment Incentive Regime) projects for more than USD 15 billion, which is expected to bring increased capital inflows and a trade surplus. The financial outlook also became clearer thanks to sustained reserve purchases of more than USD 13 billion and a substantial improvement in the Treasury debt maturity profile, including the extension of local-currency maturities to 2028 and 2029.

In terms of financial intermediation, signs of a recovery in lending activity were observed, driven by the gradual decline in interest rates and improved seasonality. BBVA Argentina’s private-sector loan portfolio grew 2.1% during the quarter, in line with the financial system, although it still posted a slight decline year-to-date. While this modest rebound is taking place in an environment still affected by high delinquency levels, the Bank continues to maintain a focused and prudent management approach.

The combination of fiscal discipline, monetary stability, declining inflation and structural reforms allows the Bank to remain constructive regarding the outlook for financial activity. We continue to execute our growth strategy with tactical adjustments to current conditions, reinforcing the foundations so that we are prepared when the cycle regains momentum. BBVA Argentina has the liquidity, solvency, technological capabilities and talent needed to continue creating value for our customers, investors and Argentina’s productive development.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.26	06.30.25	06.30.24

Total assets	28,139,492,592	25,727,075,331	17,765,027,660

Total liabilities	23,813,773,044	21,807,337,738	13,839,189,219

Shareholders’ Equity Parent	4,186,988,674	3,844,889,462	3,864,554,443

Shareholders’ Equity Minority interest	138,730,874	74,848,131	61,283,998

Total liabilities + Shareholders’ Equity Parent	28,139,492,592	25,727,075,331	17,765,027,660

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.26	06.30.25	06.30.24

Net interest income	1,851,605,078	1,556,740,278	3,002,495,506

Net commission income	360,240,433	266,886,278	220,971,984

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	58,578,795	108,423,778	119,242,996
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	15,210,110	113,070,459	164,362,247
Foreign exchange and gold gains	105,499,190	83,919,599	60,446,920
Other operating income	134,386,039	105,145,466	116,025,287
Loan loss allowance	(565,222,296)	(328,681,425)	(136,704,363)

Net operating income	1,960,297,349	1,905,504,433	3,546,840,577

Personnel benefits	(389,925,189)	(360,922,950)	(402,428,303)
Administrative expenses	(341,515,223)	(404,381,908)	(446,050,100)
Asset depreciation and impairment	(71,119,943)	(60,959,366)	(56,096,102)
Other operating expenses	(421,333,347)	(418,894,483)	(417,191,120)

Operating income	736,403,647	660,345,726	2,225,074,952

Income/(loss) from associates and joint ventures	(3,689,451)	6,435,249	(1,734,399)

Loss on net monetary position	(409,959,622)	(360,117,721)	(1,763,076,291)

Income before income tax from continuing activities	322,754,574	306,663,254	460,264,262

Income tax from continuing activities	(100,203,323)	(111,509,589)	(174,685,126)

Net income from continuing activities	222,551,251	195,153,665	285,579,136

Net income for the period	222,551,251	195,153,665	285,579,136

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.26	06.30.25	06.30.24

Net income for the period	222,551,251	195,153,665	285,579,136

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Income for the period on the Share in OCI from associates and joint ventures at equity method-	155,700	-	-
Income tax	(54,069)	-	-

	101,631	-	-

Profit or losses from financial instruments at fair value through OCI

Income / (Loss) for the period from financial instruments at fair value through OCI	66,666,998	(149,049,205)	(493,501,512)
Reclassification adjustment for the period	(15,128,555)	(113,070,459)	(161,520,834)
Income tax	(18,038,455)	91,741,883	308,770,820

	33,499,988	(170,377,781)	(346,251,526)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (Paragraph 5.7.5, IFRS 9)

Income for the period from financial instruments at fair value through OCI	2,373,841	3,811,467	(278,055)

	2,373,841	3,811,467	(278,055)

Total Other Comprehensive Income / (Loss) for the period	35,975,460	(166,566,314)	(346,529,581)

Total comprehensive income / (loss)	258,526,711	28,587,351	(60,950,445)

Total Comprehensive income / (loss):
Attributable to owners of the Bank	246,272,532	18,401,169	(62,091,516)
Attributable to non-controlling interests	12,254,179	10,186,182	1,141,071

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.26	06.30.25	06.30.24

Total cash flows (used in)/generated by operating activities	(18,737,401)	50,919,356	1,686,645,685

Total cash flows used in investing activities	(58,796,635)	(69,127,926)	(80,348,317)

Total cash flows (used in)/generated by financing activities	(288,405,554)	547,731,620	(122,370,296)

Effect of exchange rate changes	(432,311,486)	86,037,555	(744,723,344)

Effect of net monetary income/(loss) of cash and cash equivalents	(704,697,057)	(530,190,033)	(1,863,881,087)

Total cash generated/(used) during the period	(1,502,948,133)	85,370,572	(1,124,677,359)

STATISTICAL DATA COMPARATIVE

(Variation of balances over the previous fiscal year)

	06.30.26 / 06.30.25	06.30.25 / 06.30.24	06.30.24 / 06.30.23

Total loans	10.08%	109.71%	(2.40) %

Total deposits	10.41%	60.80%	(22.18) %

Income/(loss)	14.04%	(31.66) %	(15.67) %

Shareholders' Equity	10.36%	(0.16) %	0.09%

	RATIOS COMPARATIVE

	06.30.26	06.30.25	06.30.24

Solvency (a)	18.16%	17.97%	28.37%

Liquidity(b)	47.32%	48.73%	92.04%

Tied-up capital(c)	32.83%	31.97%	32.42%

Indebtedness (d)	5.51	5.56	3.53

(a) Total equity over total liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities over deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets over equity.
(d) Total liabilities over equity.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of June 30, 2026, (b) the condensed consolidated statements of income and other comprehensive income for the three and six months periods ended June 30, 2026, the changes in shareholders’ equity and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS Accounting Standards (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention, making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be considered by the users of IFRS Accounting Standards for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 55. to the condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and results from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of June 30, 2026, liabilities accrued in contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 9,992,450,365, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended June 30, 2026, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of June 30, 2026 and as of June 30, 2025 and 2024, which are not included as exhibits.

d)	As stated in note 49 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of June 30, 2026.

City of Buenos Aires

August 27, 2026

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 272 - Fo. 27

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of June 30, 2026; (b) the condensed separate statements of income and other comprehensive income for the three and six months periods ended June 30, 2026, the changes in shareholders’ equity, and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS Accounting Standards (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be considered by the users of IFRS Accounting Standards for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 42. to the condensed separate interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Bank´s Book of Balance Sheets for Publication and results from books kept, in their formal respects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of June 30, 2026, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 9,992,450,365, none of which was due and payable as of that date.

c)	As stated in note 49 to the condensed consolidated financial statements as of June 30, 2026, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of such date.

City of Buenos Aires

August 27, 2026

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 272 - Fo. 27

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina” or the “Entity”) designated at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2026, and in compliance with the terms of Section 294 of Argentine Companies Law No. 19,550, we have reviewed the condensed interim financial statements, and its subsidiaries presented as of June 30, 2026, which include the consolidated condensed statement of financial position, the consolidated condensed statements of income and other comprehensive income for the three- and six-month periods ended June 30, 2026, the condensed statements of changes in shareholders’ equity, and cash flows for the six-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits.

We have also reviewed the separate condensed financial statements of BBVA as of June 30, 2026, and the separate condensed statement of financial position as of June 30, 2026, the separate condensed statements of income and other comprehensive income for the three- and six-month periods then ended, the separate condensed statements of changes in shareholders’ equity and cash flows for the six-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the financial reporting framework applicable to Financial Institutions established by the Central Bank of Argentina (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem necessary to allow for the preparation of financial statements free from material misstatements.

2. Scope of our Review

In discharging our duties, we have observed with the applicable supervisory committee standards and considered the work performed by the Entity’s independent external auditors, PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A., who issued their review reports on the separate and consolidated condensed interim financial statements as of June 30, 2026, without qualifications.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in chapter 1.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to make on the accompanying interim financial statements of BBVA Argentina referred to in the first paragraph of item 1 of this report for the six-month period ended June 30, 2026, except as set forth in item 4 below.

Additionally, the financial statements referred to in item 1 of this report include all significant facts and circumstances known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, the financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework established by the BCRA.

Note 2, “Basis for the presentation of these financial statements and applicable accounting standards - Applicable Accounting Standards”, in which the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

This issue does not change the conclusion stated in paragraph 3, but it should be taken into account by the users of IFRS issued by the IASB for interpreting the accompanying financial statements mentioned in paragraph 1.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that the accompanying consolidated and separate condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the consolidated condensed financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force.

Likely, we have reviewed the reporting summary required by the CNV, and we have no observations to make, as concerns our field of competence.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19,550.

We further represent that any member of this Supervisory Committee is authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, August 27, 2026.

GONZALO J. VIDAL DEVOTO

ATTORNEY

C.P.A.C.F. Vol. 97 - Fo. 910

FOR THE SUPERVISORY COMMITTEE